12-31-08
AR/S

The Hong Kong and China Gas Company Limited

(Stock Code: 3)

ANNUAL REPORT 2008

Reaching New Heights

Building for Tomorrow

We made headline news in the world's financial markets and won a number of awards with the launch of our US$1 billion investment grade bond, the largest in Asia in 2008. With the world's tight credit markets, the proceeds place us in an excellent position to expand and diversify our business into the future.

Contents

Enhancing Our Towngas Lifestyle

Despite the maturity of the gas market in Hong Kong as well as the high competition in the energy sector, we experienced our highest "send-out day" when we distributed 123 terajoules of town gas to the people of Hong Kong on 6 February 2008. The bitterly cold weather coupled with the Chinese New Year celebrations helped us to record this new high in our operations.

Broadening Our Horizons

We broadened the scope of our activities considerably with the opening of both our compressed natural gas (CNG) facilities as well as our liquefied coalbed methane (LCBM) plant on the mainland. Both projects not only break new ground in the country and the industry, they will also make significant contributions towards a cleaner and greener environment.

Serving Our Community

In the wake of the devastating earthquake in Sichuan, we took decisive action. Over 100 volunteers formed teams, some of them travelling into the wild mountainous areas, to deliver relief supplies, consisting of food and water, tents, bottled gas and appliances, as well as other supplies, to the affected population.


Towngas

Business Highlights

	2008	2007	Change %
Operating (Company)			
Number of Customers as at 31st December	**1,672,084**	1,646,492	+2
Number of Customers per km of Mains	**526**	526	–
Installed Capacity, thousand m^3 per hour	**511**	511	–
Peak Hourly Demand, thousand m^3	**502**	482	+4
Town Gas Sales, million MJ	**27,583**	27,041	+2
Number of Employees as at 31st December	**1,922**	1,919	–
Number of Customers per Employee	**870**	858	+1
Financial			
Revenue, HK million dollars	**12,352**	14,226	-13
Profit attributable to Shareholders, HK million dollars	**4,303**	9,270	-54
Dividends, HK million dollars	**2,333**	2,121	+10
Shareholders			
Issued Shares, million of shares	**6,666**	6,060	+10
Shareholders' Funds, HK million dollars	**30,652**	28,777	+7
Earnings per Share, HK cents	**64.5**	139.1*	-54
Dividends per Share, HK cents	**35.0**	31.8*	+10
Shareholders' Funds, HK dollars per share	**4.60**	4.32*	+7
Number of Shareholders as at 31st December	**12,223**	11,771	+4

* Adjusted for the bonus issue in 2008

Five-Year Summary

Town Gas Sales

Company (million MJ)


30,000
25,000
20,000
15,000
10,000
5,000
0
04
05
06
07
08
Residential
Commercial
Industrial

Number of Customers per Employee

Company


900
800
700
600
500
400
300
200
100
0
04
05
06
07
08

Profit Attributable to Shareholders

(HK$ million)


10,000
8,000
6,000
4,000
2,000
0
04
05
06
07
08

Dividends

(HK$ million)


2,500
2,000
1,500
1,000
500
0
04
05
06
07
08

Chairman's Statement



"The performance of the Group's gas business in Hong Kong remained steady in 2008... The Group predicts good prospects for its expanding mainland businesses despite the current economic downturn."

The Year's Results

The performance of the Group's gas business in Hong Kong remained steady in 2008 and related profit recorded a slight increase compared to 2007. In comparison, the Group's city gas businesses in mainland China thrived and continued to record good profit growth.

Profit after taxation attributable to shareholders of the Group for the year amounted to HK$4,302.5 million, a decrease of HK$4,967.1 million compared to 2007.

Earnings per share for the year amounted to HK 64.5 cents. In 2007, non-recurrent gain amounted to HK$6,280.1 million due to a one-off gain resulting from the acquisition of shares in Panva Gas Holdings Limited ("Panva Gas") by way of asset injection, profit from the sale of properties and a revaluation surplus from the International Finance Centre ("IFC") complex. In comparison, in 2008, non-recurrent gain amounted to only HK$1,299.3 million.

Earnings per share relating to the Group's profit after taxation for principal businesses, which was HK$3,003.2 million for 2008, amounted to HK 45.1 cents, an increase of HK 0.3 cents compared to 2007.

During the year under review, the Group invested HK$2,895.0 million in gas and water pipelines and facilities in Hong Kong and the mainland.

Gas Business in Hong Kong

Since air temperature in early 2008 was generally lower than that for the same period in 2007 and the restaurant sector flourished due to a prospering economy during the first half of the year, total volume of gas sales in Hong Kong for 2008 as a whole increased by 2.0 per cent mainly attributable to a rise in residential and restaurant consumption. As at the end of 2008, the number of customers was 1,672,084, an increase of 25,592 compared to 2007. Total appliance sales also grew by 4.6 per cent compared to 2007 due to the introduction of more new products, expansion of sales channels and strengthening of market promotions.

As a result of the implementation of a dual naphtha and natural gas feedstock mix in October 2006, feedstock costs have decreased to the benefit of customers. This has also helped the Company off-set the economic impact resulting from the surge in international oil prices in the past few years. Despite a recent substantial decrease in international oil prices, the price of natural gas imported by the Company is still lower than the market rate. However, as the local gas market is maturing and operational costs have been rising for some time because of inflation, the Company raised the standard gas tariff, which had been frozen for ten years, by HK 0.3 cents per MJ on 1st October 2008.

Business Development in Mainland China

The Group's mainland businesses progressed well despite the economic downturn during the second half of 2008. Although current demand throughout the whole energy market is relatively weak compared with past years due to the financial tsunami, demand for natural gas is still substantial on the mainland, thus creating good business prospects. The Group, besides investing in gas projects, is also endeavouring to develop emerging environmentally-friendly energy projects through its wholly-owned subsidiary ECO Environmental Investments Limited and the latter's subsidiaries (together known as "ECO"). In the long run, both gas and emerging environmentally-friendly energy businesses on the mainland have good prospects and investment value.

The development of downstream energy businesses is mainly focused on piped city-gas projects. The acquisition of Panva Gas (now known as Towngas China Company Limited ("Towngas China")) in March 2007 injected an additional 25 piped city-gas projects into the Group and helped extend the Group's footprint in north-eastern and south-western China. During the year under review, the Group established a joint venture for developing piped city-gas projects in several regions of Hainan province, thus facilitating the Group's expansion within the province. In 2008, the Group also established piped city-gas projects in the Dalian Economic and Technical Development Zone and in Changxingdao, Dalian in Liaoning province, both of which have a high density of industries thus creating great potential for gas market growth. The Group currently has 71 piped city-gas projects, including those of Towngas China, in mainland cities spread across 15 provinces / municipalities. Following construction of the natural gas transmission pipeline from Sichuan province to eastern and southern China, the start of phase two of the West-to-East pipeline project and an increase in the quantity of imported liquefied natural gas, the Group anticipates sufficient gas sources for its mainland projects to continue to thrive in the future.

The Group's midstream natural gas projects are making good progress. These include high-pressure natural gas pipeline joint ventures in Anhui province, Hebei

Chairman's Statement

province and Hangzhou, Zhejiang province, and a joint venture that invests in the construction of natural gas pipelines and the exploitation of gas fields in Jilin province. These kinds of midstream investments help develop and strengthen the Group's downstream piped city-gas market interests.

The Group operates water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Jiangsu province. These projects are progressing well.

In overall total, the Group currently has 86 projects spread across 18 provinces / municipalities / autonomous regions, encompassing upstream, midstream and downstream natural gas sectors (including piped city-gas projects of Towngas China), the water supply and wastewater treatment sector, natural gas filling stations and emerging environmentally-friendly energy projects.

Diversification and an increase in the number of projects are rapidly transforming the Group from a locally-based company centred on a single business into a sizable, nation-wide, multi-business corporation with a focus on environmentally-friendly ventures and the energy sector.

Environmental Investment Businesses of ECO

The Group has been proactively developing environmentally-friendly energy businesses in Hong Kong through ECO. Profit from ECO's dedicated liquefied petroleum gas filling stations increased significantly in 2008 compared to 2007. Its North East New Territories ("NENT") landfill gas treatment facility is also operating well. Treated landfill gas is transported to Tai Po gas production plant via a dedicated pipeline to partially replace naphtha as a fuel for town gas production. Based on the success of the NENT project, ECO is proactively looking for further opportunities to utilise landfill gas at other sites in Hong Kong. By making use of landfill gases which would otherwise be flared off, such projects also help improve air quality.

ECO has signed a 40-year franchise agreement with the Airport Authority Hong Kong to design, construct and commission a permanent aviation fuel facility for the supply of aviation fuel to Hong Kong International Airport. The facility will consist of a large-scale tank farm for storage of aviation fuel served by tanker jetties. Construction is on schedule and the project is expected to be commissioned by late 2009. The facility will become a major logistics base for supply of aviation fuel in Hong Kong. ECO has also concluded an agreement with the Airport Authority Hong Kong to develop a second-phase facility comprising another bunded area for additional tank storage capacity; commissioning is expected by the end of 2010.

The Group has taken ECO as an investment vehicle to develop clean and emerging environmentally-friendly energy projects on the mainland. The Group's first coalbed methane liquefaction facility on the mainland is located at Shanxi province. Phase one was commissioned during the fourth quarter of 2008. Liquefied coalbed methane is transported by tankers to gas markets, thus providing an additional gas source for piped city-gas projects. ECO is monitoring developments in the coal-based chemical industry and in new technology for the production of clean energies, such as methanol and dimethyl ether, and keeping a close check on related market trends and potential investment opportunities associated with these alternative fuels. ECO is also making plans to run a coal-based chemical project in Erdos, Inner Mongolia. ECO has signed agreements to invest in coal mining and coking plant projects in Fengcheng, Jiangxi province. In Shaanxi province, ECO commissioned a compressed natural gas filling station, the largest of its kind on the mainland, during the third quarter of 2008. This experimental energy-saving and emission-mitigation project uses natural gas as a substitute for diesel oil for heavy duty trucks. By gradually establishing a filling station network and extending into other mainland regions, ECO anticipates this business venture will prosper.

The energy market on the mainland has great potential to expand. ECO's increasing interest in developing emerging energy and environmentally-friendly businesses and its conclusion of related agreements are expected to bring economic benefits to the Group; business prospects are good.

Towngas China Company Limited (Stock Code: 1083hk)

The Group currently has a 45.63 per cent interest in Towngas China. Through the introduction of the Group's quality assets and excellent management philosophy, Towngas China turned a loss to a profit in 2007. In 2008, Towngas China booked a profit of HK$202 million, an increase of 40.0 per cent over 2007. Towngas China's credit rating was upgraded by Standard and Poor's Rating Services ("Standard & Poor's") in August 2007 and by Moody's Investors Service ("Moody's") in April 2008, reflecting greater confidence in the management of, and prospects for, the company thus underpinning any future application for banking facilities regarding business expansion.

Towngas China established new piped city-gas joint ventures during the year both in Huangshan city, Anhui province and in the Jinhai Economic Zone in Shenyang, Liaoning province. Towngas China has also recently signed agreements to acquire piped city-gas projects in Chiping, Shandong province and in Xinjin and Xindu, Sichuan province. The company's businesses are progressing well. Towngas China will continue to strive for rapid expansion through mergers and acquisitions. In addition to scaling up its market share in north-eastern China and Sichuan province, Towngas China is looking to move to other regions so as to accelerate development.

Pipelaying Projects

In order to cope with the demand arising from urban development in Hong Kong, several pipelaying projects are currently under way. Construction of a 24 km transmission pipeline in the eastern New Territories, to augment the capability and reliability of gas supply, was completed in 2008. Laying of a 15 km pipeline, to bring natural gas from Tai Po to Ma Tau Kok gas production plant to partially replace naphtha as feedstock for the production of town gas, is progressing well. Construction of a 9 km pipeline in the western New Territories to strengthen supply reliability is also in progress. In tandem with the government's South East Kowloon development plan, planning for a pipeline network for this region is in progress.

Property Developments

An overall total of approximately 1.17 million square feet of the Grand Waterfront property development project, located at the Ma Tau Kok south plant site, had been sold by the end of December 2008, representing over 95 per cent of the total residential floor area of the project. Leasing of the commercial area of the project is also good.

The Group has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. An overall total of approximately 1.67 million square feet had been sold by the end of December 2008, representing over 95 per cent of the total residential floor area of the project.

The Group has an approximately 15.8 per cent interest in the IFC complex. Rental demand for the shopping mall and office towers of IFC continues to be good. The occupancy rate of the project's hotel complex, comprising the Four Seasons Hotel and Four Seasons Place, remains high.



Chairman's Statement

Inaugural Offering of US$1 Billion Guaranteed Notes

HKCG (Finance) Limited, a wholly-owned subsidiary of the Group, issued and sold US$1 billion (HK$7.8 billion) Reg S / Rule 144A Guaranteed Notes (the "Notes") in August 2008. Listed on The Stock Exchange of Hong Kong Limited on 8th August 2008 (stock code: 4303hk), the Notes are guaranteed by the Company and were issued at a fixed coupon rate of 6.25 per cent per annum and at an issue price of 99.319 per cent. The Notes have a maturity of 10 years. After swapping into Hong Kong dollar, the effective Hong Kong dollar fixed interest rate is at 5.4 per cent per annum. The net proceeds will be applied towards refinancing part of the existing indebtedness of the Group, funding capital expenditure of the Company or the Group, or for general corporate purposes. The Hongkong and Shanghai Banking Corporation and Morgan Stanley acted as joint book runners and joint lead managers.

The transaction was the largest investment grade corporate debt issue from Asia in 2008. Notwithstanding a challenging bond market environment, the new issue was able to price within a narrow favourable market window, on the back of falling US Treasury yields and was successfully priced at the tight end of the revised price guidance at 237.5bps over 10-year US Treasury. The issue was very well-received by top quality investors, who viewed the Company as a quality investment opportunity. A credit rating of A1 (stable) was assigned to the Notes by international rating agency Moody's and A+ (stable) by Standard and Poor's.

The financial tsunami has led to a tightening of credit in the global financial markets. The Group's success in completing this transaction before the extent of the financial crisis became apparent has contributed to the provision of long-term financial arrangement for its business developments.

Donations to Earthquake Victims in Sichuan Province of China

In May 2008, a devastating earthquake took place in Sichuan province, seriously affecting an extensive area of the region. Henderson group and the Company swiftly pledged donations totalling HK$10 million for relief work. In addition, including Towngas China, the Group's Hong Kong as well as mainland companies, staff, and contractors also made generous contributions, reaching more than HK$10 million. The Group also set up a "5. 12 Relief Support Team" and dispatched staff to Sichuan to work alongside local colleagues in support of national relief initiatives. The Group procured emergency relief and reconstruction supplies, which were delivered and distributed directly to the earthquake victims. Staff members of Towngas China's joint ventures in Sichuan formed a volunteer team consisting of 150 persons, paying visits to the stricken areas including Wenchuan, Maoxian, Lixian and Qingchuan and extending a helping hand to the earthquake victims with timely emergency materials and emotional support. The Group's relief work has so far given assistance to over 100,000 victims.

Company Awards

The success of the Group's US$1 billion Guaranteed Notes issue has been acknowledged by leading financial publications. The Group has been awarded "Best Investment Grade Bond" by Finance Asia and Asiamoney; "Best Bond", "Best Investment Grade Bond", "Best New Bond" and "Best Corporate Bond" by The Asset; and "Best Asian Bond" and "Best Asian Corporate Bond" by Euroweek. The issue was considered well-executed and well-timed and was the only large-scale bond offering by an Asian corporate investment grade borrower in 2008 as well as being the first non-government-linked investment grade issue of this size since 2003.

In addition, the Company has been honoured to receive the "Hong Kong Awards for Industries: Productivity and Quality Grand Award 2008" in recognition of its high level of operational productivity and quality of products and services. In early 2008, the Company was also presented with the "Total Caring Award" for the year 2007/2008 acknowledging its unwavering commitment to corporate social responsibility and concern for the betterment of society.

Employees and Productivity

The number of employees engaged in the town gas business was 1,922 at the end of 2008. During the year under review, the Company's customers increased by 25,592 with each employee serving 870 customers, slightly up compared to each employee serving 858 customers in 2007. Total remuneration for employees directly involved in the town gas business amounted to HK$649 million for 2008, an increase of HK$17 million in comparison with 2007. The Group offers employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

On behalf of the Board of Directors, I would like to thank all our employees for their dedication and hard work in creating value for shareholders and customers.

Dividend

The Directors are pleased to recommend a final dividend of HK 23 cents per share payable to shareholders whose names are on the Register of Members as at 8th May 2009. Including the interim dividend of HK 12 cents per share paid on 20th October 2008, the total dividend payout for the whole year shall be HK 35 cents per share.

Barring unforeseen circumstances, the forecast dividends per share for 2009 shall not be less than that for 2008.

Business Outlook for 2009

The local economy is facing challenges due to the global financial tsunami. The economic downturn, increasing unemployment and lower consumption power are impacting many business sectors in Hong Kong, including restaurants which are now facing a difficult business environment. As a result, the Group expects commercial and industrial gas sales and appliance sales to slow down slightly in 2009 but considers this will not significantly impact the Group's overall profit.

The Company anticipates an increase of about 25,000 new customers and stable gas sales in Hong Kong during 2009. The Group will endeavour to develop natural gas and emerging environmentally-friendly energy businesses at a faster rate in the coming year. The Group predicts good prospects for its expanding mainland businesses despite the current economic downturn.

LEE Shau Kee
Chairman
Hong Kong, 17th March 2009

Board of Directors



From left to right

FRONT ROW

David Li Kwok Po

Lee Shau Kee
Chairman

Liu Lit Man

BACK ROW

James Kwan Yuk Choi

Alfred Chan Wing Kin

Colin Lam Ko Yin

Lee Ka Kit

Leung Hay Man

Lee Ka Shing

Biographical Details of Directors

Dr. The Hon. LEE Shau Kee

G.B.M., D.B.A. (Hon.), D.S.Sc. (Hon.), LL.D.(Hon.),
Chairman & Non-executive Director

Aged 80. Dr. Lee was appointed to the Board of Directors of the Company in 1978 and subsequently appointed Chairman in 1983. He has been engaged in property development in Hong Kong for more than 50 years. Dr. Lee is the Chairman and Managing Director of Henderson Land Development Company Limited ("Henderson Land Development") and Henderson Investment Limited, Chairman of Miramar Hotel and Investment Company, Limited, a Vice Chairman of Sun Hung Kai Properties Limited and a Director of Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited, all of which are listed public companies. Dr. Lee is also a Director of Henderson Development Limited ("Henderson Development"), Hopkins (Cayman) Limited ("Hopkins"), Rimmer (Cayman) Limited ("Rimmer"), Riddick (Cayman) Limited ("Riddick"), Timpani Investments Limited ("Timpani Investments"), Disralei Investment Limited ("Disralei Investment"), Medley Investment Limited ("Medley Investment") and Macrostar Investment Limited ("Macrostar Investment"). Henderson Land Development, Henderson Development, Hopkins, Rimmer, Riddick, Timpani Investments, Disralei Investment, Medley Investment and Macrostar Investment have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on pages 53 to 54 of this Annual Report for details). Dr. Lee was awarded the Grand Bauhinia Medal by the Government of the Hong Kong Special Administrative Region in 2007. Dr. Lee is the father of Mr. Lee Ka Kit and Mr. Lee Ka Shing, Non-executive Directors of the Company.

Mr. LIU Lit Man

G.B.S., J.P., F.I.B.A.,
Independent Non-executive Director

Aged 79. Mr. Liu was appointed to the Board of Directors of the Company in 1975. He is the Executive Chairman of Chong Hing Bank Limited and Chairman of Liu Chong Hing Investment Limited, all of which are listed public companies. He was formerly a Director of COSCO Pacific Limited. Mr. Liu is also the Chairman of Chong Hing Insurance Company Limited. He was formerly a Director of Tung Wah Group of Hospitals, President of the Hong Kong Chiu Chow Chamber of Commerce (now Permanent Honorary President), a founder and a Permanent Honorary Chairman of the Chiu Chow Association Building (Property Holding) Limited and the founder and the first Chairman of Teochew International Convention (now Permanent Honorary Chairman). Mr. Liu is a Permanent Honorary Chairman of The Chinese General Chamber of Commerce, Hong Kong, a founder and a Manager of Liu Po Shan Memorial College, a Director of New Asia College of The Chinese University of Hong Kong, a founding member of the Court of the Hong Kong Polytechnic University and the founder of Chiu Chow Association Secondary School. Mr. Liu is a Fellow of the International Banker Association and he was awarded the Gold Bauhinia Star by the Government of the Hong Kong Special Administrative Region in July 2001.

Mr. LEUNG Hay Man

F.R.I.C.S., F.C.I.Arb., F.H.K.I.S.,
Independent Non-executive Director

Aged 74. Mr. Leung was appointed to the Board of Directors of the Company in 1981. He is a Non-executive Director of Henderson Land Development Company Limited ("Henderson Land Development"), Henderson Investment Limited and Hong Kong Ferry (Holdings) Company Limited, all of which are listed public companies. Henderson Land Development has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on pages 53 to 54 of this Annual Report for details). Mr. Leung is a Fellow of the Royal Institute of Chartered Surveyors, Fellow of the Chartered Institute of Arbitrators and Fellow of the Hong Kong Institute of Surveyors.

Mr. Colin LAM Ko Yin

F.C.I.L.T., F.H.K.I.o.D.,
Non-executive Director

Aged 57. Mr. Lam was appointed to the Board of Directors of the Company in 1983. He has more than 35 years' experience in banking and property development. He is a member of the Court of The University of Hong Kong, a Director of The University of Hong Kong Foundation for Educational Development and Research Limited and a Director of Fudan University Education Development Foundation. Mr. Lam was awarded an Honorary University Fellowship by The University of Hong Kong in 2008. He is a Fellow of The Chartered Institute of Logistics and Transport in Hong Kong and a Fellow of The Hong Kong Institute of Directors. Mr. Lam is a Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development") and Henderson Investment Limited, Chairman of Hong Kong Ferry (Holdings) Company Limited, and a Director of Miramar Hotel and Investment Company, Limited, all of which are listed public companies. Mr. Lam is a Director of Henderson Development Limited ("Henderson Development"), Hopkins (Cayman) Limited ("Hopkins"), Rimmer (Cayman) Limited ("Rimmer"), Riddick (Cayman) Limited ("Riddick"), Disralei Investment Limited ("Disralei Investment"), Medley Investment Limited ("Medley Investment") and Macrostar Investment Limited ("Macrostar Investment"). Henderson Land Development, Henderson Development, Hopkins, Rimmer, Riddick, Disralei Investment, Medley Investment and Macrostar Investment have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on pages 53 to 54 of this Annual Report for details).

Dr. The Hon. David LI Kwok Po

G.B.M., G.B.S., O.B.E., J.P., M.A. Cantab. (Economics & Law), Hon. D.Sc. (Imperial), Hon. D.B.A. (Napier), Hon. D. Hum. Litt. (Trinity, USA), Hon. D.Soc.Sc. (Lingnan), Hon. LL.D. (Hong Kong), Hon. LL.D. (Warwick), Hon. LL.D. (Cantab), F.C.A., F.C.P.A., F.C.P.A. (Aust.), F.C.I.B., F.H.K.I.B., F.B.C.S., C.I.T.P., F.C.I.Arb., Officier de L'Ordre de la Couronne, Grand Officer of the Order of the Star of Italian Solidarity, The Order of the Rising Sun, Gold Rays with Neck Ribbon, Officier de la Légion d'Honneur,
Independent Non-executive Director

Aged 70. Dr. Li was appointed to the Board of Directors of the Company in 1984. He is the Chairman and Chief Executive of The Bank of East Asia, Limited. Dr. Li is also a director of various listed public companies, including AFFIN Holdings Berhad, China Overseas Land & Investment Limited, COSCO Pacific Limited, Criteria CaixaCorp, S.A., Guangdong Investment Limited, The Hongkong and Shanghai Hotels, Limited, PCCW Limited, San Miguel Brewery Hong Kong Limited, SCMP Group Limited and Vitasoy International Holdings Limited. He was a Director of AviChina Industry & Technology Company Limited, China Merchants China Direct Investments Limited and Dow Jones & Company, Inc. Dr Li is the Chairman of The Chinese

Biographical Details of Directors

Banks' Association, Limited and the Chairman of the Hong Kong Management Association. Dr. Li is currently a Member of the Banking Advisory Committee, Member of the Council of the Treasury Markets Association and a Member of the Legislative Council of the Hong Kong Special Administrative Region. Dr. Li was awarded the Grand Bauhinia Medal by the Government of the Hong Kong Special Administrative Region in 2007 and he also received the Business Person of the Year Award under the Hong Kong Business Awards 2006. Dr. Li is a Fellow of Hong Kong Institute of Certified Public Accountants, Fellow of Institute of Chartered Accountants in England and Wales, Fellow of The Australian Society of Certified Practising Accountants, Fellow of Chartered Institute of Bankers, Fellow of The Hong Kong Institute of Bankers, Chartered Fellow of British Computer Society, Chartered IT Professional and Fellow of Chartered Institute of Arbitrators in England.

Mr. LEE Ka Kit

Non-executive Director

Aged 45. Mr. Lee was appointed to the Board of Directors of the Company in 1990. He was educated in the United Kingdom. He is a Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development") and Henderson Investment Limited, both of which are listed public companies. He is also a Vice Chairman of Henderson Development Limited ("Henderson Development"). Henderson Land Development and Henderson Development have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on pages 53 to 54 of this Annual Report for details). Mr. Lee is a Member of the National Committee of the Chinese People's Political Consultative Conference. Mr. Lee is the son of Dr. Lee Shau Kee, the Chairman of the Company and the brother of Mr. Lee Ka Shing, a Non-executive Director of the Company.

Mr. LEE Ka Shing

Non-executive Director

Aged 37. Mr. Lee was appointed to the Board of Directors of the Company in 1999. He was educated in Canada. He is a Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development") and Henderson Investment Limited and Managing Director of Miramar Hotel and Investment Company, Limited, all of which are listed public companies. Mr. Lee is also a Vice Chairman of Henderson Development Limited ("Henderson Development") and a Director of Disralei Investment Limited ("Disralei Investment"), Medley Investment Limited ("Medley Investment"), Faxson Investment Limited ("Faxson Investment"), Chelco Investment Limited ("Chelco Investment") and Macrostar Investment Limited ("Macrostar Investment"). Henderson Land Development, Henderson Development, Disralei Investment, Medley Investment, Faxson Investment, Chelco Investment and Macrostar Investment have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on pages 53 to 54 of this Annual Report for details). Mr. Lee is a Member of the Tenth Guangxi Zhuangzu Zizhiqu Committee of the Chinese People's Political Consultative Conference and a Member of the Tenth Foshan Committee of the Chinese People's Political Consultative Conference. Mr. Lee is the son of Dr. Lee Shau Kee, the Chairman of the Company and the brother of Mr. Lee Ka Kit, a Non-executive Director of the Company.

Mr. Alfred CHAN Wing Kin

B.B.S., B.Sc. (Eng), M.Sc. (Eng), C.Eng., F.H.K.I.E., F.I.Mech.E., F.I.G.E.M., F.E.I.,

Managing Director

Aged 58. Mr. Chan joined the Company as the General Manager – Marketing in 1992 and was appointed as the General Manager – Marketing & Customer Service in 1995. He was appointed to the Board of Directors of the Company in January 1997 and as the Managing Director in May 1997. Mr. Chan is a director of major local and overseas subsidiary companies of the Group. He is also the Chairman and President of Hong Kong & China Gas Investment Limited, the Group's investment holding company in mainland China and chairman, vice chairman or a director of most of the Group's joint venture companies in mainland China. Mr. Chan is the Chairman of Towngas China Company Limited, a listed public company. He is also an Independent Non-executive Director of Standard Chartered Bank (Hong Kong) Limited. He is a Member of the Eleventh Wuhan Committee of the Chinese People's Political Consultative Conference and a Standing Director of China Gas Association. Mr. Chan is also a General Committee Member of The Chamber of Hong Kong Listed Companies for the year 2008-2009. Mr. Chan received the Executive Award under the DHL/SCMP Hong Kong Business Awards 2005 and the Director of the Year Awards – Listed Companies (SEHK – Hang Seng Index Constituents) Executive Directors from The Hong Kong Institute of Directors in 2006. Mr. Chan is a Chartered Engineer and Fellow of The Institution of Mechanical Engineers, Fellow of The Hong Kong Institution of Engineers, Fellow of The Institution of Gas Engineers & Managers and Fellow of The Energy Institute.

Mr. James KWAN Yuk Choi

J.P., B.Sc. (Eng), M.B.A., C.Eng., F.H.K.I.E., F.I.G.E.M., F.I.Mech.E., F.E.I., F.C.I.B.S.E.,

Executive Director and Chief Operating Officer

Aged 57. Mr. Kwan joined the Engineering Division of the Company in 1975 and subsequently became the head of Engineering Planning & Development Department and Marketing Department of the Company. He was promoted to the General Manager – Engineering in 1989. Mr. Kwan was appointed to the Board of Directors of the Company in January 1997, as the Director & General Manager – Marketing & Customer Service in May 1997, as the Executive Director – Commercial in July 2002 and took up his present position in January 2003. Mr. Kwan is a director of major local and overseas subsidiary companies of the Group. He is also a Director and Deputy President of Hong Kong & China Gas Investment Limited, the Group's investment holding company in mainland China and a Director of the Group's several joint venture companies in mainland China. Mr. Kwan is a Director of Towngas China Company Limited, a listed public company. He is currently a member of the Gas Safety Advisory Committee of the Hong Kong Special Administrative Region and a Member of the Twelfth Nanjing Committee of the Chinese People's Political Consultative Conference. He was President of The Institution of Gas Engineers UK (currently known as The Institution of Gas Engineers & Managers), in 2000/2001 and The Hong Kong Institution of Engineers in 2004/2005. Mr. Kwan is a Chartered Engineer and Fellow of The Institution of Mechanical Engineers, Fellow of The Hong Kong Institution of Engineers, Fellow of The Institution of Gas Engineers & Managers, Fellow of The Energy Institute and Fellow of Chartered Institution of Building Services Engineers.

Executive Committee



From left to right

Philip Siu Kam Shing
Executive Vice President and General Manager, ECO Environmental Investments Limited

James Kwan Yuk Choi
Executive Director and Chief Operating Officer

Alfred Chan Wing Kin
Managing Director

John Ho Hon Ming
Chief Financial Officer and Company Secretary

Margaret Cheng Law Wai Fun
Head – Corporate Human Resources

Peter Wong Wai Yee
Head – China Business



During a regular safety check, our technician demonstrates how the customer can get the best performance out of her Bauhinia appliance.



Cultivating Our Business, Enhancing Growth

The Mainland China Gas Business

In 2008, our businesses in mainland China continued from strength to strength, consolidating our role not only as the leading piped city-gas operator, but also as the leading gas conglomerate in the country. Together with our upstream and midstream activities in the exploration and delivery of natural gas, as well as our ongoing research and development into emerging new eco-energies, we are indeed becoming the foremost supplier of clean energy in the region.



Despite the bad weather and the threat of further snowstorms, our technician is hard at work to ensure safe and reliable gas supplies.

At the end of 2008, our total mainland operations, ranging from our piped city-gas projects, upstream and midstream operations, new energy developments to water businesses, consisted of 86 projects and ventures in 18 provinces, municipalities and autonomous regions across the country. During the year, the total turnover on a combined basis was HK$21.6 billion, an increase of 43 per cent over 2007.

The Piped City-gas Business

Our piped city-gas business forms the mainstay of our activities on the mainland. Commencing with just two joint ventures (JVs) in Guangdong province and less than 5,000 customers in 1994, we are now the leading supplier of piped city-gas in the country, with 71 projects in 15 provinces and municipalities serving 9.4 million

May 2008

Managing Director Alfred Chan (left) visited Sichuan after the devastating earthquake. While there, he looked into the effects of the earthquake on our JVs and helped with our relief efforts. Here he is seen presenting 1,500 pairs of crutches to an orthopedic hospital in Sichuan for earthquake victims.



household customers. During the year, sales volumes rose to 5.8 billion cubic metres, an increase of 1.2 billion cubic metres over 2007, whilst turnover rose 41 per cent to HK$19.4 billion.

This positive picture may have been coloured to some extent by the global financial crisis, with many mainland industries, especially those involved in export activities, struggling to maintain production. In the long term, however, opportunities on the mainland are endless as the country's gas supplies continue to grow at a rapid pace, in view of the inherent consumption demand. The completion, in 2003, of Phase I of the West-to-East natural gas pipeline, stretching some 4,000 km from Xinjiang to Shanghai, enables the supply of 18 billion cubic metres of city-gas to users annually. With the completion of Phase II, planned for 2012, supplies are expected to grow incrementally to a further 40 billion cubic metres a year. A branch line of the Phase II project to Guangdong will bring 10 billion cubic metres of city-gas to cities and municipalities along its route, while yet another pipeline, bringing natural gas in from Myanmar, will increase supplies in the market especially in the south-western region. The construction of a further natural gas pipeline from Sichuan to Shanghai, with an annual gas capacity of 12 billion cubic metres, is due for completion in 2010. Starting from Dazhou in Sichuan, the pipeline will run through provinces and cities where many of our JV companies are located, providing an additional source of supply for our markets.

Making sure that we will benefit from this burgeoning demand, we continue to grow our activities, seeking new projects and winning supply concessions throughout the country. In 2007, we doubled our city-gas portfolio with the acquisition of Panva Gas (now known as Towngas China), which brought in a further 25 piped gas ventures to the Group. In 2008, our portfolio grew to 71 with additional JVs in Huangshan, Anhui province; Qionghai, Hainan province; Changxingdao in Dalian; a further venture in the Dalian Economic and Technical Development Zone; as well as Shenyang in Liaoning province.

With 13 JVs in Sichuan, the devastating earthquake in the province in May 2008 fortunately had only a slight impact on our operations. Only one JV had to stop the provision of gas supply for two days and though there was some damage to the gas infrastructure amongst our other JVs, the overall effects were minimal. Not only were we able to control the damage, not a single gas incident resulting in an injury occurred during this time, greatly contributing to our corporate and safety image in the region.

The Mainland China Gas Business

China Joint Ventures Gas Sales (million m³)


6,000
5,000
4,000
3,000
2,000
1,000
0
04
05
06
07
08

Upstream and Midstream Projects

Our upstream and midstream activities continue to thrive. Our midstream ventures consist of high-pressure natural gas pipelines in Anhui, Hebei and Zhejiang provinces, as well as our latest project in Jilin. These ventures play a strategic role in our operations as they feed gas to a number of cities where our JVs are located.

In the exploration, production and supply of gas, we established a number of firsts in 2008. The commissioning of the mainland's first large-scale liquefaction plant, turning coalbed methane (CBM) into liquid form took place with the first truck carrying its new cargo to our JVs in December. This development not only offers an additional source of gas, it will also help to deal with high demand levels during peak seasons.

Raising Quality and Safety Standards

In the development of our businesses in mainland China, we were able to draw on our 146 years of experience in Hong Kong. This knowledge and expertise have played a key role in our rapid expansion in the country, where we have not only consolidated our reputation for quality and safety, we have also built strong trust among our partners, the authorities, our customers and the communities that we serve.

Making sure that we provide convenient and seamless services to our customers, our 95 customer centres offer quality one-stop facilities where customers and



Requiring high levels of energy consumption in its production process, this copper manufacturer in Tongling is one of our major users.

potential customers can sign up for city-gas services, gain advice on value-added services and choose the latest range of gas appliances for use in their homes.

To offer the full spectrum of one-stop services, we introduced our own brand of quality gas appliances in 2005 under the Bauhinia brand. In 2007, less than two years after its launch, we achieved a sales record of exceeding 100,000 units. By the end of 2008, this figure had doubled, representing the sale of a further 100,000 units in a single year. We attribute the popularity of our Bauhinia appliances to their quality and safety performance as customer feedback in these two areas has been highly complimentary.

Our first customer information system (CIS) on the mainland was launched during the year. Based on advanced management concepts, CIS standardises management structures and business procedures among our JVs, streamlining work processes and achieving greater efficiencies. The integration of customer service information, such as meter readings, service hotlines, installations and inspections, has also improved service standards.

We continue to place every priority on customers and their safety. Taking proactive action in this direction, we carry out regular safety inspections at customer premises, checking both piping and advising on the condition of gas appliances. A safety audit scoring system also maintains the focus on the importance of safety at all times. In addition, safety engineers with certified qualifications take responsibility for every aspect of safety within our operations, ensuring that all risks are minimised and professionally managed.

An initiative that is proving to be highly successful is the direct involvement of the general managers of individual JVs, who personally carry out monthly safety inspections. In addition to leading by example, this initiative establishes visible benchmarks while also taking the safety message to every member of staff.

Raising our quality and Health, Safety and Environment (HSE) standards, five regional HSE Management System Workshops and a national safety and risk management workshop, with more than 400 participants, were held during the year to help implement HSE Management Systems among our various city-gas projects.

In 2008, JVs in Maanshan, Yixing, Guangzhou, Changzhou and Suzhou earned their OHSAS 18001 certification, confirming that their occupational health and safety management systems are on par with stringent international specifications. We also gained external recognition for our activities in this direction. We won an award in the Safety Quiz on Hazards Identification and Elimination, jointly organised by the State Administration of Work Safety, All China Federation of Trade Unions and the China Association of Work Safety. A team from our JV in Anqing also gained the highest score to win the top award in the National Quality Control Project Competition held in April 2008.


港华紫荆
BAUHINIA

A print advertisement promoting the sale of our quality "Bauhinia" gas appliances on the mainland.

The Mainland China Gas Business

Towngas' Businesses in Mainland China in 2008


Heilongjiang
Jilin
Liaoning
Inner Mongolia
Beijing
Hebei
Shanxi
Shandong
Yellow Sea
Jiangsu
Shaanxi
Anhui
Sichuan
Chongqing
Hubei
Zhejiang
East China Sea
Jiangxi
Guangdong
Hainan
Towngas piped city-gas projects
Towngas China piped city-gas projects
Towngas piped city-gas and water projects
Water projects
Liquefied natural gas (LNG) receiving station
Provincial natural gas (NG) pipeline network
City high pressure pipeline network
Upstream projects
Compressed natural gas (CNG) filling stations
Coal mining and coal-based chemical processing
Telecommunication

	Year of Establishment	Project Investment Rmb M	Registered Capital Rmb M	Equity Share %
TOWNGAS PIPED CITY-GAS PROJECTS				
Guangdong Province				
1 Panyu	1994	260	105	80%
2 Zhongshan	1995	240	96	70%
3 Dongyong	1998	132	53	80%
4 Jianke	2002	45	23	100%
5 Shunde	2004	200	100	60%
6 Shenzhen	2004	2,316	772	30%
7 Chaoan	2007	185	99	60%
Central China				
8 Wuhan	2003	1,200	420	50%
Eastern China				
9 Tongxiang	2003	83	58	76%
10 Huzhou	2004	200	87	95%
11 Yixing	2001	246	124	80%
12 Taizhou	2002	200	83	65%
13 Zhangjiagang	2003	150	60	51%
14 Wujiang	2003	150	60	80%
15 Xuzhou	2004	245	125	80%
16 Danyang	2004	150	60	80%
17 Jintan	2006	150	60	60%
18 Tongling	2006	240	100	70%
19 Yuhang	2006	240	160	50%
20 Suzhou Industrial Park	2001	245	100	55%
21 Changzhou	2003	248	166	50%
22 Nanjing	2003	1,200	600	50%
23 Fengcheng	2007	206	88	55%
Shandong Province				
24 Jinan East	2003	610	470	50%
Northern China				
25 Jilin	2005	247	100	63%
26 Yingkou	2006	80	40	100%
27 Beijing Economic-Technological Development Area	2005	111	44	50%
28 Dalian Changxingdao	2008	171	96	100%
29 Dalian Economic and Technical Development Zone	2008	329	137	40%
Northwestern China				
30 Xi'an	2006	1,668	1,000	49%
Hainan Province				
31 Qionghai	2008	110	50	49%

	Year of Establishment	Project Investment Rmb M	Registered Capital Rmb M	Equity Share %
MIDSTREAM PROJECTS				
32 Guangdong LNG	2004	7,628	2,289	3%
33 Hangzhou NG	2005	760	304	10%
34 Anhui NG	2005	245	200	25%
35 Hebei NG	2005	660	220	45%
36 Jilin NG	2007	360	120	49%
37 Shanxi Yuanping CNG Filling Station	2008	34	20	42%
UPSTREAM PROJECTS				
38 Shanxi Coalbed Methane	2006	600	200	70%
39 Jilin NG	2007	140	5	50%
WATER PROJECTS				
14 Wujiang	2005	1,400	500	80%
20 Suzhou Industrial Park	2005	3,685	2,197	50%
40 Wuhu	2005	700	300	75%
OTHER PROJECTS				
41 Xianyang CNG Filling Station	2007	22	4	60%
42 Inner Mongolia Erdos Coal-based Chemical Processing*	–	–	–	–
43 Jiangxi Fengcheng Coal Mining	2008	1,100	236	25%
44 Jinan Telecommunication	2008	48	40	50%

* JV company to be established

TOWNGAS CHINA PIPED CITY-GAS PROJECTS

Guangdong Province
45 Foshan
46 Shaoguan
47 Qingyuan

Eastern China
48 Nanjing Gaochun
49 Maanshan
50 Anqing
51 Chizhou
52 Huangshan

Shandong Province
53 Jimo
54 Laoshan
55 Zibo
56 Zibo Lubo
57 Longkou
58 Jinan West
59 Jinan Changqing
60 Weifang
61 Weihai
62 Taian

Northeastern China
63 Benxi
64 Chaoyang
65 Tieling
66 Fuxin
67 Changchun
68 Gongzhuling
69 Qiqihar
70 Shenyang Jinhai Economic Zone

Southwestern China
71 Ziyang
72 Weiyuan
73 Pengxi
74 Lezhi
75 Pingchang
76 Dayi
77 Yuechi
78 Cangxi
79 Chengdu
80 Zhongjiang
81 Jianyang
82 Pengshan
83 Mianyang
84 Qijiang



Quality Living



Customers enjoy a pleasant dinner at "Flame", our newly renovated restaurant at Towngas Avenue. The stylish DIY kitchen corner offers a cosy and well-equipped space for cookery-lovers to share their delicious concoctions with friends.

The Hong Kong Gas Business

In Hong Kong, we continue to provide a "quality living" environment with the provision of one of the safest and most reliable supplies of gas in the world. Our gas infrastructure has grown and been enhanced over the years, such that our customers today enjoy a supply continuity rate of over 99.99 per cent.

Our new flame cooking TV campaign focused on the benefits of cooking with town gas. With celebrities' participation in a sponsored programme, it generated high awareness and became the talk of the town.


明火做得到
Towngas

Despite the maturity of our business in Hong Kong, as well as the keen competition in the territory's energy market, we reached a new high in our distribution of gas during the year. In view of the cold weather experienced at the beginning of 2008, coupled with the Chinese New Year festivities, we recorded the highest "send-out day" in our history, distributing 123 terajoules of town gas to the people of Hong Kong on 6 February 2008.

Our Residential and Commercial Activities

This auspicious beginning together with our proactive marketing activities – from our promotion of flame cooking to the sale of modern and energy-efficient gas appliances – resulted in an overall increase in gas sales of 2.0 per cent during the year. At the end of 2008, our customer base stood at 1,672,084 customers, a rise of 25,592 over the previous year.

Our basic tariff had remained unchanged for the past 10 years as we sought to contain costs and introduce new cost-saving initiatives in the aftermath of the Asian financial crisis. Despite rigorous cost-saving measures, rising operational costs have made a modest adjustment to our basic tariff necessary. In October 2008, the basic tariff rose by 0.3 cents per MJ, an increase of 1.4 per cent. The adjustment was well below the rate of inflation – over 90 per cent of our residential customers would pay an increment of less than HK$5 for their gas supplies each month.

Gas sales in the commercial and industrial sectors decreased marginally by 1.6 per cent in 2008. We are therefore taking a cautious view for 2009, waiting to see what additional effects the 2008 financial tsunami may bring. We are nevertheless moving forward with proactive promotional and marketing plans to maintain and, where possible, grow our market.

On the residential front, our ongoing efforts to promote flame cooking are proving effective. In early 2008, we invited culinary celebrities, Yeung Koon Yat, Suzi Wong and Jacky Yu, to take part in a number of Towngas TV commercials promoting the benefits of cooking with town gas. In September, we sponsored the new cooking programme "So Good" on TVB Jade to demonstrate flame cooking techniques and share tips on cooking. Results have been so positive that the programme has become a talking point in the community.

January 2009

Executive Director and Chief Operating Officer James Kwan (left), receiving the 2008 Hong Kong Awards for Industries: Productivity and Quality Grand Award from HKSAR Financial Secretary John Tsang.



Underpinning these lifestyle enhancements, we continue to offer innovative, sophisticated and effective gas appliances, giving our customers both cost-efficient as well as environmentally-friendly options both at home and at work. Coupled with aggressive promotions, the total sales of appliances increased 4.6 per cent over the previous year. Looking forward, we expect these sales to continue their positive trend as we introduce new, improved, more user-friendly as well as more energy-efficient models into the market.

Taking our cooking appliances into the high-end market, our Elemento Built-in Hob Series was launched in 2008. Elemento consists of four individual "cooking elements", including one of the world's first built-in hobs with a flame grill for household use, which can be installed on a modular basis. Developed in conjunction with a Japanese manufacturer, Elemento, which fuses European design and aesthetics with Asian cooking styles, won the Japanese Good Design Award in 2008.

In the commercial and industrial gas market sectors, a new High Efficiency Condensing Water Pack with thermal efficiencies of up to a 94 per cent water heating capacity was introduced. The Water Packs, each with a 32 litre capacity per minute, can be installed as a stand-alone or in multiple units and are operated by a single electronic control system. This modular capability provides greater cost efficiencies and flexibility, while its compact size, instantaneous heating and decentralised supply features minimise heat loss within the hot water supply system. A new heat recovery feature has also improved energy efficiencies in our food steaming cabinets by an average of 20 per cent.

In a major breakthrough, we extended our appliance market through sales channels in a new direction, with the launch of a new line of products for price sensitive customers. These quality yet lower-cost appliance options are distributed through indirect sales channels including agents and dealers.

Serving Our Customers

In bustling Causeway Bay, Towngas Avenue, which received a major face lift and relaunch during the year, continues to provide the heart to our customer activities. The centre offers easy access and one-stop convenience for customers, while also acting as a community hub and a comprehensive showcase for the modern Towngas lifestyle, that we so strongly advocate. Community activities include cooking demonstrations and flame cooking competitions. At Towngas Avenue in Tsim Sha Tsui, activities also include the running of Team Building Cookery Workshops for business corporations.

The Hong Kong Gas Business

We keep our communication lines open with constant customer engagement as well as new service initiatives. Examples of this customer engagement include our monthly Towngas Meter Reading Lucky Draw initiative which encourages customers to report their monthly gas meter readings to us, while the launch of two new websites enhance convenient information access for both gas customers and the general public.

Our Towngas Cooking Centre website (www.towngascooking.com) with the slogan "Love to Cook, Cook to Love" and an appliance website (www.towngasappliance.com) were established during the year. The former site provides a comprehensive platform for both experienced and amateur chefs with features such as Celebrity Blog and Knowledge Chat Room, together with over 1,000 flame cooking recipes. The latter provides customers with full details of our appliances as well as any product and service promotions on offer.

Ensuring the safety of our customers, we take a proactive role, carrying out safety inspections on a regular 18-month basis at customer premises. In addition to checking piping and equipment installations, our technicians are able to advise customers on the latest services and products. Inspections carried out on flueless water heaters and open flue water heaters during the year for example, led to a 20 per cent reduction in the use of such appliances. These developments not only create safer surroundings for customers, they also contribute to a cleaner and greener environment with the use of more energy-efficient replacements.

In the use of innovation and technology, we improved our billing system with the commissioning of our new consumption management system (CMS). CMS simplifies the entire billing process and deals with customer queries more efficiently. Our on-site customer services were also enhanced with the use of PDA (Personal Digital Assistant) applications for our service technicians.



Using a new infra-red methane detector, our technicians conduct leakage surveys on gas pipes with ease and accuracy.

Number of Customers

Company (Thousand)


1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
04
05
06
07
08

These initiatives not only help to enhance staff productivity, they reflect our ongoing pursuit of service and operational excellence. While they form a normal part of our daily operations, we are gratified to see this commitment to quality being recognised both by our customers and the community.

In January 2009, Towngas won the 2008 Hong Kong Awards for Industries: Productivity and Quality Grand Award. In the winning of this prestigious award, we were judged against a comprehensive and rigorous set of rules covering every aspect of leadership and management criteria – from strategic planning to customer and market focus, innovation and creativity to resource management, productivity and quality improvement. We are delighted to win this award once again, first receiving it 10 years ago in 1998. Reflecting our quality improvements over this time, in the past decade the number of compliments from customers has grown tenfold while complaints – despite our larger customer base, have decreased a pleasing 60 per cent.

This quality and service excellence was further reinforced during the year with a number of other awards, including the Excellent Services Brand Award – Excellent After-sales Services presented by Sing Tao Daily; the Hong Kong Service Awards – Public Utilities organised by East Week; and the Supreme Service Award by Capital CEO. While the recognition from the community is highly gratifying, it is all the more important as it provides encouragement and motivation to our workforce in the pursuit of service excellence.

Results of Towngas Service Pledge 2008

		Results
Reliability	Uninterrupted gas supply (over 99.99%)	**99.993%**
	In case of supply interruption on account of maintenance or engineering work (3 days prior notification)	**100%**
	Restoration of gas supply within 12 hours	**100%**
Safety	Emergency Team arrived on site within 30 minutes (at 90% of the times)[1]	**93.62%**
Appointments	Availability of maintenance and installation services within 2 working days	**Average 1.08 day**
Speed and Convenience	Customer Service Hotline (calls answered within 4 rings)	**95.84%**
	Connect or disconnect gas supply within 1 working day	**100%** (upon customer's request)
	Deposit refunded at Customer Centres (2 hours after disconnection of gas supply)	**99.93%** (upon customer's request)
Service Quality	Efficiency[2]	**8.70**
	Courteous and friendly attitude[2]	**8.65**
Handling Suggestions	Reply within 3 working days	**100%**
	Resolution, or a statement of when the matter will be resolved, within 2 weeks	**97.22%**

1. Average 20.25 minutes.
2. The result was based on monthly surveys conducted from January to December 2008 by an independent research company. Our target is to exceed a score of eight out of ten.

The Hong Kong Gas Business

Number of Customers per km of Mains Company


528
526
524
522
520
518
516
514
512
510
04
05
06
07
08

The Gas Infrastructure

Our gas infrastructure, which has grown and developed over the decades, rounds out a picture of customer and service excellence. Hong Kong enjoys world leading gas services with a supply continuity rate of more than 99.99 per cent. Despite this creditable achievement, we continue our improvement efforts, establishing benchmarks against world class standards and making sure that our operational standards continue to reach ever increasing highs.

We maintain our focus on green production. In 2008, additional air compressors were installed enabling the use of more natural gas, which now accounts for 50 per cent of our feedstock. First introduced into Hong Kong in 2006, natural gas not only offers a cleaner source of energy, it also provides a more stable and economical alternative for Hong Kong, in view of the 25-year supply contract we were able to secure in 2004.

Commissioned in 2007, our North Eastern New Territories landfill gas utilisation project is now fully operational. This world-leading initiative converts landfill gas into a methane-based fuel, which is used in our gas production process. This project cuts carbon dioxide emissions by some 135,000 tonnes a year and reduces the consumption of naphtha, our traditional feedstock, by some 43,000 tonnes a year – equivalent to the amount of carbon dioxide removed by 5.8 million trees annually.

Extending our network, our Eastern Transmission Pipeline Project, consisting of 24 km of high pressure pipeline from Ma On Shan via Sai Kung to East Kowloon, was completed during the year. Its completion not only brings better supply capacities and service reliability to the area, the new pipeline also provides an additional supply point for customers in the region. Improving network security in the Western New Territories, the construction of a 9 km ring-feed network is progressing satisfactorily. The laying of a 15 km pipeline, carrying natural gas from our Tai Po plant to Ma Tau Kok, is also proceeding as scheduled.

Ensuring network safety, we continue to monitor and enhance our pipeline infrastructure with an active maintenance and rehabilitation programme. The replacement of some 150 km of medium-pressure ductile iron pipes, some of which have been in use since the mid 1980s, was completed during the year. Rigorous trench inspections and leakage surveys continue and the introduction of better equipment and technology also provide invaluable support in the maintenance of safety standards.



Emergency vehicles equipped with computers are now used in the handling of any gas emergencies and the use of new infra-red methane detectors for leakage surveys, as well as advanced detectors which check the condition of the coating on steel pipes, were also introduced during the year.

A number of new testing facilities were set up in our in-house quality laboratory to enhance the quality of network accessories – pipes, fittings, gas meters, etc, and in September 2008, our wholly owned subsidiary, Quality Testing Services Limited obtained Hong Kong Laboratory Accreditation Scheme (HOKLAS) accreditation for its services with regard to the testing of more durable flexible corrugated stainless steel tubing for gas connections.

As a result of this focus on gas safety, our safety standards continue to improve. Major gas incidents in 2008 decreased 41 per cent while actual gas emergencies fell by 3.7 per cent in comparison to a year ago, creating a new record. Similarly, third party damage by contractors to our network also dropped to a record low of 10 incidents in 2008.

Towngas Network in Hong Kong


Guangdong LNG Terminal
SHENZHEN
Sheung Shui
Fanling
NEW TERRITORIES
TAI PO PLANT
Yuen Long
Tin Shui Wai
Au Tau
Tuen Mun
Tai Lam Kok
Chuen Lung
Tsuen Wan
Ma On Shan
Sai Kung
Sha Tin
Tsing Yi
MTK PLANT
Ta Pang Po
Chek Lap Kok
Hong Kong International Theme Park
Tai Ho
Tung Chung
KOWLOON
Kwun Tong
Tseung Kwan O
HONG KONG ISLAND
Wong Nai Chung
Chai Wan
LANTAU ISLAND
Stanley
Existing areas of supply
Planned new areas of supply
Planned high pressure or intermediate pressure town gas pipelines
Under construction high pressure or intermediate pressure gas pipelines
Completed high pressure town gas pipelines
Completed intermediate pressure town gas pipelines
Completed natural gas submarine pipeline from Guangdong LNG Terminal to Tai Po plant



Conquering New Horizons



A technician at ECO's Shanxi plant carries out a safety check on top of a storage tank filled with liquefied coalbed methane.

Our Diversified and Eco-friendly Businesses

As a major supplier of energy in the region, we are fully aware that traditional energy resources, and fossil fuels in particular, are rapidly being depleted around the globe. As a responsible and forward looking business concern, it is therefore imperative that we look into alternative sources of energy, while also ensuring that this energy will contribute to a cleaner and greener environment.

ECO

ECO Energy was established to act as our eco-friendly energy arm and propel our future growth. Since then the company has repeatedly broken new ground with a variety of activities and innovative projects. Riding on these successes, we took yet another giant step forward with the establishment of ECO Environmental Investments Limited (ECO) on 1 January 2008, extending ECO's business scope beyond Hong Kong, and shifting its focus into the development of new energy businesses in mainland China. Establishing a leadership role from the very start, ECO achieved a number of triumphs in the new and alternative energy market during the year, significantly broadening our horizons and cementing our role as the leading energy conglomerate in the region, with a key emphasis on the gas market.

On 1 December 2008, the first truck carrying liquefied coalbed methane (LCBM) left ECO's newly commissioned liquefaction plant in Jincheng, Shanxi province for one of our JVs in East China. This project heralds a number of firsts both for China and the Group. It is the first sizeable plant, turning coalbed methane (CBM) into LCBM, to be commissioned in the country. Phase I came on stream during the year with a designed daily production rate of 250,000 cubic metres. A feasibility study is currently being conducted on Phase II, which when combined with Phase I, will more than triple existing production capacities.

The liquefaction plant holds a 30-year supply contract with a local coal mine facility, taking advantage of the abundant CBM supplies in the Qinshui Basin. For the Group, not only is this new plant another pioneering step into the world of clean energy and an alternative source of supply for our piped city-gas projects, it also makes a significant contribution to the environment. With the extraction of the methane before mining activities commence, significantly less CBM is emitted into the atmosphere when the coal is excavated. At the same time, LCBM not only avoids the use of other fossil fuels, it also reduces

ECO's newly commissioned LCBM plant in Jincheng, Shanxi province broke new ground with a number of firsts both for China and the Group.



December 2008

On 1 December 2008, the first truck left our new LCBM plant in Jincheng, Shanxi province, carrying liquefied coalbed methane to our other JVs in China.



the emission of greenhouse gases into the atmosphere, and thus its significant contribution to global warming. This competitively priced LCBM is delivered by road to destinations wherever there is a market demand for additional gas. With a delivery range of over 1,000 km, the project solves a host of supply problems for our city-gas JVs and enables the better balance of fluctuations in demand and supply.

The second milestone took place in September with the commissioning of our first large capacity compressed natural gas (CNG) filling station in Shaanxi province serving heavy duty trucks. With a designed daily throughput of 50,000 cubic metres, the station provides enough clean energy for 250 trucks, mainly engaged in the hauling of coal along dedicated routes in the region. CNG, which provides a clean alternative to diesel oil, brings both economical and environmental benefits to the area – truck operators enjoy reduced fuel costs, while lower vehicle emissions contribute to better air quality in the locality.

ECO played a pivotal role in this innovative project, working with a well-known Shaanxi truck manufacturer in the development and road testing of these CNG trucks. We are delighted to see orders for these CNG trucks backing up, implying that there is significant demand for these vehicles in the near future. Seeking to replicate this success, we plan to extend the business with more filling stations and routes in other heavy cargo-carrying truck areas.

2008 saw both a volatile and flourishing energy market in the first half of the year, followed by the unimaginable plummeting of international oil prices and the global economic crisis in the last quarter. While these fluctuations posed new uncertainties in the coal-based chemical business in the short term, prompting us to revisit our strategies more frequently, ECO will maintain its interest in the coal-based chemical industry and other clean energy possibilities in the long term. Our portfolio today includes a coal-based chemical project employing clean coal technology in Erdos, Inner Mongolia, as well as investments in a coal mining project and a coking plant in Fengcheng, Jiangxi province.

ECO has always been in the forefront of the "clean energy" business. Since 2000, we have been operating five dedicated liquefied petroleum gas (LPG) filling stations, under the government's initiative to improve air quality in Hong Kong. Today, Hong Kong's taxi fleet of some 18,000 taxis all run on this environmentally-friendly fuel, and we expect demand to continue as Hong Kong's public light buses make the move to LPG as well. The experience gained in this initiative has made a substantial contribution to the successful expansion of our CNG filling station business on the mainland.

In 1999, we established a first in the region, when we tapped into landfill gas (LFG) – the methane-rich emissions produced by the decomposition of waste – for use as a source of fuel in the production of town gas. With this project proving its success, ECO put a second and much larger

Our Diversified and Eco-friendly Businesses

project into operation at the North Eastern New Territories (NENT) site in 2007. The use of LFG results in considerable benefits to the environment, providing a renewable source of energy while reducing pollutants caused by the flaring off of the unused LFG on site. We are therefore also looking at Hong Kong's other landfill sites and the opportunities contained therein.

The permanent aviation fuel facility now being constructed by ECO under a 40-year franchise agreement with the Hong Kong Airport Authority is due for completion at the end of 2009. Located in Tuen Mun, the facility will act as a key logistics base in the supply of aviation fuel to the Hong Kong International Airport. ECO has also concluded an additional agreement with the Airport Authority for a second phase to be completed by the end of 2010.

Taking the view that energy will increasingly become a scarce resource into the future, we are fully committed to our ongoing exploration, exploitation and development of alternative fuels and clean energy projects. In addition to negotiations on a number of exploitation and utilisation projects that are progressing, we believe that a host of opportunities with excellent prospects for development will arise in the years to come.

Towngas Telecom

Towngas Telecommunications Fixed Network Limited (TGT) offers high-end telecommunication infrastructure services to telecom carriers, service providers and major corporations. Its services, providing economic and quality network solutions, ride on our existing gas networks – optical fibres with their high bandwidth and environmentally-friendly features are installed using either glass-in-gas (GIG) or glass-along-gas (GAG) techniques. Costs for laying these networks are thus significantly lower than by traditional road excavation methods.

In 2007, TGT achieved a primary objective with the establishment of Towngas TelChina (Shandong) Company Limited, enabling the Group to benefit from China's burgeoning telecommunication market. Capitalising on the synergies of these dual networks, the JV has actively been investing in the development of telecommunication infrastructure projects in the province. Based on the experience gained, an operational model has been developed to replicate this success in the rest of China.

TGT has been operating a state-of-the-art data centre in Hong Kong since 2006. Building on this expertise, a JV was set up in Shandong province to establish an eco-friendly data centre in the region. Operating in partnership with Beijing CHIBO Information Engineering Company Limited, owned primarily by the People's Bank of China; Hitachi Limited; and CL Technology Investment Company Limited; the 10,000 square-metre facility in Jinan marks the Group's first step into the high opportunity, rapidly growing data business in mainland China.


山东泰华名气通电讯有限公司
揭牌仪式
towngas
telChina

December 2008

At the commissioning ceremony of Towngas TelChina (Shandong) Company Limited, the Group also announced the establishment of an eco-friendly data centre in Jinan, Shandong province.



June 2008

Managing Director Alfred Chan (left) officiated at the ceremony marking the completion and commissioning of Phase II of the water plant in Wujiang. The project doubles water supply capacity to 600,000 cubic metres a day and extends the total pipeline network by a further 78 km.

Hua Yan Water

Our 86 JVs on the mainland include three water projects, owned and managed by Hong Kong & China Water Limited (Hua Yan). During the year, all three JVs consolidated their positions, growing their customers, enhancing their supply capacities and improving productivity.

In Wujiang, Jiangsu province, the second phase construction, to raise water supply capacities to meet the entire city's needs, was completed. The project doubles the daily capacity from 300,000 cubic metres to 600,000 cubic metres and extends the total pipeline network by a further 78 km, to bring water from Taihu to 1.3 million residents in the city.

In 2008, Wuhu Hua Yan's major water supply project in Anhui province was in progress, adding 38 km of pipeline and three pumping stations to supply fresh water from the Yangtze River to Nanling. Expected to be completed in the first quarter of 2009, the project breaks new ground as the system has been designed and constructed with a view to providing leakage-free operations for 50 years.

The construction of a new wastewater treatment plant in the Suzhou Industrial Park, initially processing 150,000 cubic metres of sewage a day, continued with completion expected in April 2009. Ultimately, the plant will expand to manage a daily processing capacity of 300,000 cubic metres.

U-Tech

Building on the specialist expertise that we have gained in the building of networks using the more environmentally-friendly "trenchless" technology, U-Tech Engineering Company Limited (U-Tech) carries out utility installation projects for the government, utility companies and property developers.

Having completed a number of innovative and highly successful projects in recent years, U-Tech has gained a leading reputation in this niche market. Building on this success, the company extended its services into the consultancy sector. During the year, for example, U-Tech provided consultancy services in the operations and maintenance systems to an upstream natural gas transmission company in Macau.

With a number of successful water-pipe contracts under its belt, U-Tech has emerged as a frontrunner in the engineering requirements of the water industry, gaining a rush of new water-pipe contracts during the year. Firstly, the company upgraded its Waterworks Contractor Qualification to "Confirmed B", enabling the contracting company to engage in more large-scale Hong Kong government waterworks projects. Secondly, in addition to gaining a number of new contracts for the rehabilitation of water mains for the Water Services Department, U-Tech also secured several government cooling water mains rehabilitation projects for the first time. A further contract for a water mains diversion was awarded for a property development in Kowloon.

Towards a Sustainable Future



Sichuan children gave our volunteers a warm welcome when we were delivering relief supplies in the aftermath of the tragic earthquake.



Corporate Social Responsibility

No business would be successful or sustainable without a sense of responsibility towards the people who make this success possible or the community that it serves. We therefore place a high priority on corporate social responsibility, caring for our people, our community as well as our environment.

Caring for Our Community

In caring for our community, we do our best to improve life for the less fortunate, lending a helping hand where we feel we can make a difference.

During the year, a major initiative was our earthquake relief activities in Sichuan. Once news of the catastrophe reached the Group in Hong Kong, we swung into action. The Henderson Group and Towngas pledged donations totalling HK$10 million for relief work, while together with employees and contractors from both Hong Kong and our mainland JVs, we made an additional contribution of more than HK$10 million. Some 150 volunteers from Towngas in Hong Kong, Towngas China and our JVs also formed teams to carry out relief work, delivering supplies to affected villages such as Wenchuan, Maoxian, Lixian and Qingchuan. These supplies included food packs and drinking water, tents, bottled gas and appliances.

In Hong Kong, we extended our concession scheme by introducing the Towngas Concession Scheme for Single Parent Families on 1 January 2008. Initially introduced to ease economic hardship suffered by the elderly and disabled, around 38,000 households with a single parent on Comprehensive Social Security Assistance can now also benefit from this scheme.

We once again held our "Rice Dumplings for the Community", our largest annual community event. In 2008, apart from sponsoring materials to make 145,000 dumplings for distribution to the local community, Towngas volunteers visited special schools


李兆基基金
香港中华煤气
港华燃气

The huge convoy of trucks carrying volunteers and emergency relief supplies from the Group to quake-affected villages.


「商界展關懷」嘉許典禮2007/08
caringcompany Recognition Ceremony 2007/08

February 2008

In recognition of our unwavering commitment to corporate social responsibility, Towngas was awarded the Total Caring Award 2007/08 by the Hong Kong Council of Social Service. Executive Director and Chief Operating Officer James Kwan (second from right) received the trophy from HKSAR Chief Secretary for Administration Henry Tang (second from left).


煤氣
Towngas

Our Spread the Love programme – consisting of cooking classes and a competition for the disabled – not only helped to improve the cooking skills but also enhance the confidence of our participants.

to share their rice dumpling wrapping skills with the disabled children. During Mid-Autumn Festival, we collaborated with Legislative and District Councillors to donate 150,000 "healthy" mooncakes to the elderly in our community.

Sharing our cooking skills with the mentally handicapped and disabled and helping them to build confidence, we organised a Towngas Spread the Love programme in conjunction with the Neighbourhood Advice-Action Council (NAAC). The programme consisted of cooking classes for disabled students, followed by a cooking competition and a grand finale. Demonstrating the spirit of social inclusion, our volunteers also partnered with the contestants to prepare delicious Christmas dishes.

The Towngas Volunteer Team is actively involved in the Group's charitable initiatives to bring

Social Caring Awards Received for 2008

The Hong Kong Council of Social Service: Total Caring Award
Next Magazine: Charitable Organisation Award
Social Welfare Department: Best Corporate Volunteer Service Project 2007-2008 for our Cooking for Fun community project
Social Welfare Department: 2007 Highest Service Hour Award (Private Organisations – Best Customers Participation)
Community Chest: President's Award
Community Chest: Community Assistance Raised by Employees Scheme – Top Fund-raiser
Community Chest: Top 10 Fund-raising Organisations – First runner-up
Community Chest: Highest Participation Rate in the Skip Lunch Day programme

Corporate Social Responsibility

warmth, love and care to the community. In November, for example, over 100 Towngas Volunteer Team members, customer volunteers and The Hong Kong Federation of Trade Unions' volunteers joined hands to celebrate the 30th Anniversary of Senior Citizens' Day, organising a hair-cutting gala for some 1,200 senior citizens.

Towards a Sustainable Future

Caring for our community covers just one facet of corporate social responsibility. To combat the alarming effects of global warming, air pollution and the depletion of the world's resources, it is also crucial to care for our environment and our planet.

As a supplier of energy, our business demands that we take a responsible attitude in this direction and we are fully committed to being, not just in the energy business but in the clean energy business. The increasing use of natural gas, one of the cleanest forms of fossil fuel, and LFG in the town gas production process is a realisation of this commitment. In mainland China too, most of our piped city-gas activities are based on natural gas, while ECO's activities in LPG, CNG and LCBM continue to cement our reputation as a pioneer in the clean energy industry. Our research activities in the development of clean energies in the coal industry – in methanol and dimethyl ether for example, not only set the seal on these activities, they are also determining our future business direction.

On a more everyday level, with energy-saving initiatives throughout our operations – such as better building insulation, the use of photovoltaic panels at some of our network facilities as well as the setting of indoor temperatures at 25°C in our offices, we managed to save 1,664,455 kWh of electricity in our Hong Kong operations during the year.

In the management of waste, we added more types of used materials to our recycling list. In addition to the more obvious items such as paper and plastics, we also collect old electronic office equipment, used appliances, replaced piping and flexible hoses, etc. At the same time, simple operational initiatives such as the promotion of "paperless offices" with the shift to the more general use of email, have resulted in substantial savings in the amounts of paper used.

Raising awareness among our employees, business partners, suppliers and the general public, a variety of activities were organised, often in conjunction with green organisations such as Green Power, Conservancy Association, WWF and Friends of the Earth. These ranged from an Environmental Experience Sharing workshop, the Green Power Hike to the Tree Planting Challenge. Several eco-tours were also organised, including a Dolphin Watch in the north-western waters off Lantau Island and a visit to the Hoi Ha Wan Marine Research Centre in Sai Kung. We also participated in the Dim It: Lights Out Campaign and Power Smart Campaign 2008, organised by


Towngas

We launched a green shopping bag design competition to generate greater environmental awareness among our JVs. Bags with these winning designs were subsequently distributed in Qingdao to promote the Green Olympic Games.

Environmental Performance Table (Hong Kong)

Ozone Layer Protection	100% of our vehicle air conditioning systems now operate with refrigerant R134A All BCF portable fire extinguishers have been replaced by dry powder extinguishers
Air Quality	Total NOx output was 4.55 kg / TJ of town gas Total SOx output was 0.048 kg / TJ of town gas Total CO_2 output was 12.35 metric tonnes / TJ of town gas
Greenhouse Gas Emission	Greenhouse gas emissions from major gas production equipment was 342,159 metric tonnes in terms of CO_2 equivalent
Water Quality	Total waste water output was 6.55 m^3 / TJ of town gas
Chemical Waste	Total chemical waste output was 2.45 kg / TJ of town gas
Noise	All installations and operations complied with statutory requirements No noise abatement notice has ever been received

All legal requirements relating to environmental protection were fully complied with

Friends of the Earth, and as a Green Partner under the Environmental Protection Department's Green Hong Kong – Carbon Audit Programme, we also endorsed the Carbon Reduction Charter and pledged to carry out activities supporting the reduction of greenhouse gas emissions in Hong Kong. In December 2008, we successfully verified our carbon inventory under ISO 14064-1 specifications.

Over the years, these activities have won us a host of environmental records. For the seventh year running, we received our Gold Wastewi$e logo and we also became a Green Medallist in the Federation of Hong Kong Industries' One Factory – One Year – One Environmental Project Programme, which aims to reduce pollution in Hong Kong and the Pearl River Delta region.

Empowering Our People

To realise our vision to become the leading clean energy corporation in Asia, we must develop the necessary environment to attract and retain the people who best "fit" our growth. This quality workforce must not only have the necessary capabilities to carry out their responsibilities professionally and caringly, they also need to have the same aspirations and engagement towards our business, customer and community commitments.

Professional Learning and Leadership Development

In attracting and developing the right people, learning and development play a key role, ensuring that employees not only have the professional skills and knowledge to carry out their responsibilities to the highest standards, but also, that they will develop into innovative leaders and capable managers within the Group. A key initiative is therefore to build a quality workforce for our new businesses and to rejuvenate our core business team.

At the heart of this initiative is our Towngas Leadership Competency (TLC) Model, providing the cornerstone which articulates our future leadership requirements and identify suitable talents to meet these needs. In addition to building this leadership pipeline, it also provides the foundations for our Talent Acceleration Programmes – our Leadership Mobility Programme (LMP) and TLC+ Programmes.

The 18-month LMP programme, which accelerates the progress of young talents identified for managerial responsibilities on the mainland, came to a satisfactory

Corporate Social Responsibility

Revenue per Employee

Company (HK$ thousand)


4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
04
05
06
07
08

Town Gas Sales per Employee

Company (million MJ)


15
12
9
6
3
0
04
05
06
07
08

conclusion in 2008. Candidates have completed all programme requirements while also being exposed to greater responsibilities.

TLC+ identifies individuals for future leadership within the Group. Candidates undergo rigorous development ranging from mentorship programmes, development workshops and new responsibilities to e-learning tools and leadership forums, to prepare them for broader management responsibilities.

Our first Executive Development Programme organised in conjunction with Tsinghua University took place in 2008. Over 40 participants, consisting of candidates from our Talent Acceleration Programmes and senior management, attended this 10-day learning programme at the university. Participants not only gained a view of the latest business and management developments, they also had the opportunity to learn from some of the leading professors on the mainland.

Encouraging employees to take responsibility for their own development, our Professional Qualification Policy was relaunched in December 2008 to help employees gain their professional qualifications. This win-win situation translates into better and faster career advancement for employees as well as a professional and quality workforce for the Group.

With over 200 executives from the mainland spending three weeks in Hong Kong, much of our training, hand-in-hand with our Hong Kong Experience Sharing programme, seeks to address the needs of our businesses in China. In addition to a focus on the Towngas corporate culture, there is a strong emphasis on quality improvement processes, professional skills, safety procedures and a customer-focused mindset. We also collaborated with the Chinese University of Hong Kong to organise a two-week Executive Development Programme, focusing on business strategies, global competition and corporate governance. In its third year of operation, 35 senior executives from the mainland attended this programme in 2008.

Ensuring competent manpower in the gas industry we continue our Graduate Trainee Programme, Gas Fitter Apprentice Training Scheme, Trainee Network Fitter Training Scheme as well as Registered Gas Installer Training for contractors. At the same time, supporting the Continuing Professional Development of our engineers, we also run workshops and seminars to update participants with new developments and the latest trends in the gas industry. Attesting to the quality of these programmes, our apprentices and trainees have won many quality awards over the years.

In 2008, these included the First Prize in the Hong Kong Institute of Engineers' Best Trainee of the Year Award, The Most Improved Trainees Awards in the government's Youth Work Experience and Training Scheme, as well as an Apprentices of Excellent Performance Award from the Vocational Training Council.

Employee Welfare

We provide a competitive package of employee benefits. Further strengthening our position as a preferred employer, on 1 July 2008, in line with overall business trends and general social sentiment in the territory, we introduced a five-day working week for the majority of our employees in Hong Kong. Making our workplace more family-friendly, from 1 January 2009, male employees of Towngas in Hong Kong are eligible for three days' paternity leave at the birth of their children. We also enhanced coverage under our group medical scheme, providing subsidies to employees enabling them to top up their individual medical insurance schemes. At the same time, working in partnership with leading medical service practitioners, our employees and their dependents can now benefit from privileged health checks and service plans. From July 2008 onwards, all our retirees are also able to enjoy special discounts on gas charges and related services under our newly introduced Towngas Concession Scheme for Retirees.

While we are proud of our comprehensive range of benefits, we are aware that our remuneration system must also recognise and reward quality performance. We are therefore managing the two ends of the performance curve more aggressively, reinforcing the performance-driven principle in our compensation system and linking performance to rewards in our drive to enhance productivity. We also make every effort to ensure that our employees take a sense of pride in their work, are fully involved in the business and understand our goals and objectives. Our Strategy Ambassador Club, which celebrated its 10th anniversary during the year, plays an essential role in this regard, acting as an additional and effective communications bridge between management and employees.

For 16 years, our Superior Quality Service (SQS) Programme has been nurturing work quality and ongoing improvement through team work and innovative thinking. In 2008, SQS focused on promoting the merging of creativity and eco-friendly methods to boost safety, customer services and efficiency under the theme "Enhance Quality with Green Innovation". As such a series of activities were held to encourage ideas among employees to see how we could improve our daily operations using "greener" techniques.

Recreational activities facilitate integration and enhance cooperation and team spirit among our employees both from Hong Kong and our JVs in China.



Corporate Social Responsibility

In 2008, 90 teams consisting of 770 employees completed 54 projects in Hong Kong, realising tangible benefits of HK$40 million for the year. One of the most innovative projects, which won the Managing Director's Award for 2008, was the re-use of drilled concrete from road works projects, to make safety tiles to protect underground gas pipes. On the mainland, almost 3,000 employees participated in the completion of 327 SQS projects, realising over RMB29 million in both tangible and intangible savings. Eight SQS teams also participated in a national quality control contest with the team from our Anqing JV walking away with the top prize.

Occupational Health and Safety in Hong Kong

We place as high a priority on the health and well-being of our employees as we do on safety. In line with our proactive health and safety management system, we have therefore introduced a number of safety trainings and health initiatives which are showing an increasingly positive effect. During the year for example, we enhanced and reissued the Company Employee Health & Safety Handbook.
At the same time, we established a Near Miss Management System to extend the reporting system to events or situations that could have resulted in injury, damage or loss, but which did not do so, due to chance, corrective action or timely intervention.

Results of these initiatives have been highly positive. We did so well in our safety performance in 2008 that we recorded our best industrial safety results for the past 27 years. During the year, a total of nine industrial accidents resulting in an injury were reported, leading to a fall in the Accident Frequency Rate from 0.30 in 2007 to 0.22 in 2008, an improvement rate of 26.7 per cent.

Further improving our health and safety management system, we achieved compliance with new BS OHSAS 18001:2007 standards while an enhanced Corporate Health, Safety and Environment Award Scheme was introduced to replace the previous Corporate Safety Award Scheme. This new scheme will promote and encourage greater participation and higher safety awareness among our people.



Our staff at work laying protective tiles, made from re-use drilled concrete, to shield underground gas pipes. This innovative green project won the Managing Director's Award in 2008.

Financial Resources Review

Liquidity and Capital Resources

As at 31st December 2008, the Group had a net current deposits position of HK$10,104 million (31st December 2007: HK$1,334 million) and long-term borrowings of HK$12,343 million (31st December 2007: HK$4,273 million). After taking into account a portfolio of financial assets at fair value through profit or loss of HK$767 million (31st December 2007: HK$1,907 million), net current funds as at 31st December 2008 amounted to HK$10,871 million (31st December 2007: HK$3,241 million). In addition, banking facilities available for use amounted to HK$3,864 million (31st December 2007: HK$5,902 million).

The operating and capital expenditures of the Group are funded by cash flow from operations, internal liquidity, banking facilities and debt financing. The Group has adequate and stable sources of funds and unutilised banking facilities to meet its future capital expenditures and working capital requirements.

Borrowing Structure

In August 2008, the Group issued US$1 billion Guaranteed Notes ("the Notes") at a fixed coupon rate of 6.25 per cent per annum and at an issue price of 99.319 per cent to qualified institutional buyers in the US and other investors outside the US. The Notes have a maturity of 10 years. The Group applied the net proceeds towards refinancing part of the existing indebtedness of the Group, funding capital expenditures of the Group, and for general corporate purposes. In October 2008, the Group repurchased Notes with principal amount of US$5 million at the price of 88.37 per cent. The outstanding principal amount of Notes following the repurchase was US$995 million. The carrying value of the Notes as at 31st December 2008 was HK$7,613 million.

As at 31st December 2008, the Group's borrowings amounted to HK$14,585 million (31st December 2007: HK$7,778 million). Other than the Notes, all bank loans and overdrafts were unsecured and had a floating interest rate, of which HK$4,730 million (31st December 2007: HK$4,256 million) were long-term bank loans while HK$2,242 million (31st December 2007: HK$3,437 million) had maturities within one year on revolving credit or term loan facilities. During the year, a subsidiary of the Group in mainland China settled a finance lease liability with balance as at 31st December 2007 of HK$85 million. As at 31st December 2008, the maturity profile of the Group's borrowings was 16 per cent within 1 year; 8 per cent within 1 to 2 years, 24 per cent within 2 to 5 years and 52 per cent over 5 years (31st December 2007: 45 per cent within 1 year and 55 per cent within 2 to 5 years).

The US dollar Notes issued are hedged to Hong Kong dollars by currency swaps and the Group's bank borrowings are primarily denominated in Hong Kong dollars; thus, the Group has no significant exposure to foreign exchange risk. The gearing ratio [net borrowing / (shareholders' funds + net borrowing)] for the Group as at 31st December 2008 remained healthy at 7 per cent (31st December 2007: 9 per cent). After taking into account a portfolio of financial assets at fair value through profit or loss of HK$767 million as at 31st December 2008 (31st December 2007: HK$1,907 million), the net gearing ratio [net debt / (shareholders' funds + net debt)] stood at 5 per cent (31st December 2007: 3 per cent).

Contingent Liabilities

As at 31st December 2008, the Group did not provide any guarantee in respect of bank borrowing facilities made available to any associated companies, jointly controlled entities or third parties (31st December 2007: Nil).

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong and mainland China. As such, its cash, cash equivalents or borrowings are mainly denominated in either Hong Kong dollars or United States dollars, whereas borrowings for the Group's subsidiaries and joint ventures in mainland China are predominantly denominated in the local currency, Renminbi, in order to provide natural hedging for the investment there.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 31st December 2008, the investments in securities amounted to HK$1,873 million (31st December 2007: HK$2,974 million).

Five-Year Financial Statistics

Earnings and Dividends per Share
(HK$)


1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
04
05
06
07
08

■ Earnings per Share* ■ Dividends per Share*
* Adjusted for the bonus issue in 2008

Revenue and Gas Sales
(HK$ million)


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
04
05
06
07
08

■ Revenue (Excluding Property Sales)
■ Property Sales ■ Gas Sales

Property, Plant, Equipment and Leasehold Land (HK$ million)


24,000
21,000
18,000
15,000
12,000
9,000
6,000
3,000
0
04
05
06
07
08

■ Property, Plant, Equipment and Leasehold Land
■ Accumulated Depreciation and Amortisation

Capital Expenditures
(HK$ million)


3,000
2,500
2,000
1,500
1,000
500
0
04
05
06
07
08

■ Capital Expenditures
■ Depreciation and Amortisation

2008 Financial Analysis

Analysis of Revenue


Gas Sales (Residential)
36%
Gas Sales (Commercial)
31%
7%
Equipment Sales
11%
Others
15%
Gas Sales (Industrial)

Analysis of Expenditures


Fuel Cost
57%
4%
Customer Service
5%
Corporate Administration
Marketing & Equipment Costs
13%
6%
Network
8%
7%
Other Production Costs
Others

Comparison of Ten-Year Results

	2008	2007	2006
Highlights (Company)			
Number of Customers as at 31st December	**1,672,084**	1,646,492	1,622,648
Town gas Sales, million MJ	**27,583**	27,041	27,034
Installed Capacity, thousand m^3 per day	**12,260**	12,260	12,260
Maximum Daily Demand, thousand m^3	**7,158**	5,806	6,279
Revenue & Profit	**HK$'M**	HK$'M	HK$'M
Revenue	**12,352.2**	14,225.5	13,465.3
Profit before Taxation	**4,957.4**	10,308.0	6,804.2
Taxation	**(562.6)**	(974.3)	(914.6)
Profit after Taxation	**4,394.8**	9,333.7	5,889.6
Minority Interests	**(92.3)**	(64.1)	(27.0)
Profit Attributable to Shareholders	**4,302.5**	9,269.6	5,862.6
Dividends	**2,333.0**	2,120.9	1,928.1
Assets & Liabilities			
Property, Plant, Equipment and Leasehold Land	**15,638.0**	13,585.7	12,864.7
Investment Property	**523.0**	410.0	–
Intangible Asset	**196.4**	185.1	48.6
Associated Companies	**10,465.4**	8,386.5	3,457.0
Jointly Controlled Entities	**6,164.0**	6,501.7	5,815.0
Available-for-Sale Financial Assets	**1,105.2**	1,066.9	848.5
Other Non-Current Assets	**153.8**	148.0	100.7
Current Assets	**17,708.2**	12,961.2	13,028.2
Current Liabilities	**(5,407.7)**	(7,188.3)	(7,141.0)
Non-Current Liabilities	**(15,046.5)**	(6,557.5)	(7,803.5)
Net Assets	**31,499.8**	29,499.3	21,218.2
Capital & Reserves			
Share Capital	**1,666.4**	1,514.9	1,377.2
Share Premium	**3,618.6**	3,770.1	3,907.8
Reserves	**23,833.5**	22,098.5	14,141.7
Proposed Dividend	**1,533.1**	1,393.7	1,267.0
Shareholders' Funds	**30,651.6**	28,777.2	20,693.7
Minority Interests	**848.2**	722.1	524.5
Total Equity	**31,499.8**	29,499.3	21,218.2
Earnings per Share, HK Dollar*	**0.65**	1.39	0.88
Dividends per Share, HK Dollar*	**0.35**	0.32	0.29
Dividend Cover	**1.84**	4.37	3.04

* Comparative figures have been adjusted for the bonus issue in 2008

	2005	2004	2003	2002	2001	2000	1999
	1,597,273	1,562,278	1,520,166	1,470,738	1,407,408	1,329,161	1,265,354
	27,261	27,137	27,002	26,641	26,564	26,057	24,687
	12,050	11,210	11,000	11,000	11,000	11,000	11,000
	6,614	6,694	5,848	5,695	5,530	5,650	5,786
	HK$'M	HK$'M	HK$'M	HK$'M	HK$'M	HK$'M	HK$'M
	9,350.9	8,154.0	7,288.8	6,878.0	6,857.4	6,650.9	5,842.3
	5,920.4	3,922.7	3,799.7	3,581.0	3,656.9	3,579.1	3,322.0
	(628.6)	(623.0)	(735.2)	(523.7)	(470.0)	(445.8)	(423.3)
	5,291.8	3,299.7	3,064.5	3,057.3	3,186.9	3,133.3	2,898.7
	(10.4)	(12.9)	(13.6)	(9.6)	(4.2)	(2.3)	(0.2)
	5,281.4	3,286.8	3,050.9	3,047.7	3,182.7	3,131.0	2,898.5
	1,935.7	1,966.7	1,975.2	1,991.8	1,830.5	1,798.1	1,642.4
	11,067.0	8,969.9	9,644.3	9,324.2	11,862.6	11,635.9	11,439.8
	–	–	–	–	–	–	–
	45.8	–	–	–	–	–	–
	2,060.9	1,206.7	2,703.8	2,539.8	2,460.2	2,440.1	2,625.5
	5,197.5	1,709.5	2,558.9	241.6	208.7	25.0	–
	768.0	624.3	861.3	1,651.9	1,490.2	627.7	446.2
	–	–	–	–	–	–	–
	10,457.7	8,584.0	5,991.4	6,420.0	4,398.4	8,546.2	6,802.4
	(8,182.5)	(4,182.6)	(3,203.7)	(2,539.3)	(2,194.5)	(2,122.3)	(1,050.6)
	(4,570.1)	(2,022.9)	(1,852.0)	(1,688.1)	(896.3)	(1,025.4)	(960.7)
	16,844.3	14,888.9	16,704.0	15,950.1	17,329.3	20,127.2	19,302.6
	1,377.2	1,403.7	1,410.9	1,422.7	1,300.9	1,284.4	1,177.1
	3,907.8	3,907.8	3,907.8	3,907.8	4,037.1	4,165.5	4,283.2
	9,863.9	8,001.0	9,864.8	9,189.2	10,665.7	13,445.7	12,712.2
	1,267.0	1,291.4	1,298.0	1,308.9	1,196.9	1,181.6	1,082.9
	16,415.9	14,603.9	16,481.5	15,828.6	17,200.6	20,077.2	19,255.4
	428.4	285.0	222.5	121.5	128.7	50.0	47.2
	16,844.3	14,888.9	16,704.0	15,950.1	17,329.3	20,127.2	19,302.6
	0.79	0.48	0.45	0.45	0.44	0.43	0.39
	0.29	0.29	0.29	0.29	0.26	0.24	0.22
	2.73	1.67	1.54	1.53	1.74	1.74	1.76

Report of the Directors

The Directors have pleasure in submitting to shareholders their Report and the Audited Accounts for the year ended 31st December 2008 which are to be presented at the Annual General Meeting to be held in the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Thursday, 14th May 2009.

Principal Activities

The principal activities of the Group continue to be the production, distribution and marketing of gas, water and related activities in Hong Kong and mainland China. Particulars of the principal subsidiaries of the Company are shown on pages 125 to 128 of this Annual Report. Revenue and contribution to operating profit are mainly derived from activities carried out in Hong Kong and mainland China.

Results and Appropriations

The results of the Group for the year ended 31st December 2008 are set out in the consolidated income statement on page 62 of this Annual Report.

An interim dividend of HK 12 cents per share was paid to shareholders on 20th October 2008 and the Directors recommend a final dividend of HK 23 cents per share payable on 15th May 2009 to shareholders whose names are on the register of members on 8th May 2009.

Issue of Debt Securities

HKCG (Finance) Limited, a wholly-owned subsidiary of the Group, issued and sold US$1 billion (HK$7.8 billion) Reg S / Rule 144A Guaranteed Notes (the "Notes") in August 2008. Listed on The Stock Exchange of Hong Kong Limited (the "Exchange") on 8th August 2008 (stock code: 4303), the Notes are guaranteed by the Company and were issued at a fixed coupon rate of 6.25 per cent per annum at an issue price of 99.319 per cent. The Notes have a maturity of 10 years. After swapping into Hong Kong dollar, the effective Hong Kong dollar fixed interest rate is at 5.4 per cent per annum. The net proceeds would be applied towards refinancing part of the existing indebtedness of the Group, funding capital expenditure of the Group, and for general corporate purposes. On 20th October 2008, HKCG (Finance) Limited off-market repurchased 50 units of the Notes with principal amount of US$5 million at the price of 88.37 per cent. The outstanding principal amount of the Notes following the purchase was US$995 million. The carrying value of the Notes as at 31st December 2008 was HK$7,613 million.

Save as aforesaid, neither the Company nor its subsidiaries have issued any debt securities.

Financial Summary

A summary of the results of the Group for the past nine financial years is set out on pages 48 and 49 of this Annual Report.

Reserves

Movements in reserves of the Group and the Company during the year are set out in Note 38 to the Accounts.

Property, Plant and Equipment

Movements in property, plant and equipment of the Group and the Company are shown in Note 17 to the Accounts.

Share Capital

Movements in share capital of the Company are shown in Note 36 to the Accounts.

Borrowings

Particulars of the borrowings of the Group are provided in Note 32 to the Accounts.

Charitable Donations

Charitable donations made by the Group in 2008 amounted to HK$8,000,000 (2007: HK$3,985,000), of which HK$5,000,000 was donated for the purpose of Sichuan province earthquake relief.

Directors

At the Annual General Meeting held on 19th May 2008, Dr. The Hon. Lee Shau Kee, Mr. Liu Lit Man, Mr. Leung Hay Man and Mr. James Kwan Yuk Choi were re-elected as Directors of the Company. Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin and Mr. Lee Ka Shing held office throughout the year. Mr. Ronald Chan Tat Hung resigned as Executive Director of the Company effective from 11th December 2008 upon his retirement.

According to the Company's Articles of Association, one-third of its non-executive directors and one-third of its executive directors are subject to retirement by rotation at every annual general meeting. Pursuant to Article 97, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po, Mr. Lee Ka Shing, non-executive directors, and Mr. Alfred Chan Wing Kin, an executive director, are due to retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for reappointment. Details of these directors proposed for re-election are set out in the circular sent together with this Annual Report.

Biographical Details of Directors

The biographical details of Directors and senior management who are also executive directors are set out on pages 11 and 12 of this Annual Report.

Disclosure of Interests

A. Directors

As at 31st December 2008, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

Disclosure of Interests (Continued)

A. Directors (Continued)

Shares and Underlying Shares *(Long Positions)*

Name of Company	Director	Interest in Shares: Personal Interests	Family Interests	Corporate Interests	Other	Interest in underlying shares pursuant to share options	Aggregate interest	%**
The Hong Kong and China Gas Company Limited	Dr. The Hon. Lee Shau Kee	3,903,670		2,705,807,442 (Note 5)			2,709,711,112	40.65
	Mr. Liu Lit Man	2,152,202					2,152,202	0.03
	Dr. The Hon. David Li Kwok Po	18,200,000					18,200,000	0.27
	Mr. Lee Ka Kit				2,705,807,442 (Note 4)		2,705,807,442	40.59
	Mr. Alfred Chan Wing Kin	124,417*					124,417*	0.00
	Mr. James Kwan Yuk Choi	43,923	49,765				93,688	0.00
	Mr. Lee Ka Shing				2,705,807,442 (Note 4)		2,705,807,442	40.59
Lane Success Development Limited	Dr. The Hon. Lee Shau Kee			9,500 (Note 6)			9,500	95
	Mr. Lee Ka Kit				9,500 (Note 6)		9,500	95
	Mr. Lee Ka Shing				9,500 (Note 6)		9,500	95
Yieldway International Limited	Dr. The Hon. Lee Shau Kee			2 (Note 7)			2	100
	Mr. Lee Ka Kit				2 (Note 7)		2	100
	Mr. Lee Ka Shing				2 (Note 7)		2	100
Towngas China Company Limited	Dr. The Hon. Lee Shau Kee			893,172,901 (Note 8)			893,172,901	45.63
	Mr. Lee Ka Kit				893,172,901 (Note 8)		893,172,901	45.63
	Mr. Lee Ka Shing				893,172,901 (Note 8)		893,172,901	45.63
	Mr. Alfred Chan Wing Kin					3,618,000 (Note 9)	3,618,000	0.18
	Mr. James Kwan Yuk Choi					3,015,000 (Note 9)	3,015,000	0.15

* These shares were jointly held by Mr. Alfred Chan Wing Kin and his spouse.

** Percentage which the aggregate long position in the shares represents to the issued share capital of the Company or any of its associated corporations.

Disclosure of Interests (Continued)

A. Directors (Continued)

Debentures *(Long Positions)*

Name of Company	Director	Interest in Debentures: Personal Interests	Family Interests	Corporate Interests	Other	Aggregate interest
Towngas China Company Limited	Mr. Alfred Chan Wing Kin	US$1,000,000 (8.25% guaranteed senior notes due 2011)				US$1,000,000 (8.25% guaranteed senior notes due 2011)

Save as mentioned above, as at 31st December 2008, there were no other interests or short positions of the Directors in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) recorded in the register maintained by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

B. Substantial Shareholders and Others *(Long Positions)*

As at 31st December 2008, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

	Name of Company	No. of Shares in which interested	%**
Substantial Shareholders (a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting)	Disralei Investment Limited (Note 1)	1,402,419,759	21.04
	Timpani Investments Limited (Note 1)	1,988,332,010	29.83
	Faxson Investment Limited (Note 1)	2,603,627,504	39.06
	Henderson Land Development Company Limited (Note 1)	2,603,627,504	39.06
	Henderson Development Limited (Note 2)	2,608,426,934	39.13
	Hopkins (Cayman) Limited (Note 3)	2,705,807,442	40.59
	Riddick (Cayman) Limited (Note 4)	2,705,807,442	40.59
	Rimmer (Cayman) Limited (Note 4)	2,705,807,442	40.59
Persons other than Substantial Shareholders	Macrostar Investment Limited (Note 1)	615,295,494	9.23
	Chelco Investment Limited (Note 1)	615,295,494	9.23
	Medley Investment Limited (Note 1)	585,912,251	8.79
	Commonwealth Bank of Australia (Note 10)	399,836,154	6.00

** Percentage which the aggregate long position in the shares represents to the issued share capital of the Company.

Save as mentioned above, as at 31st December 2008, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in shares and underlying shares of the Company.

Notes:

1. These 2,603,627,504 shares were beneficially owned by Macrostar Investment Limited ("Macrostar"), Medley Investment Limited ("Medley") and Disralei Investment Limited ("Disralei"). Macrostar was a wholly-owned subsidiary of Chelco Investment Limited, which was in turn, a wholly-owned subsidiary of Faxson Investment Limited ("FIL"). Medley and Disralei were wholly-owned subsidiaries of Timpani Investments Limited, which was in turn, a wholly-owned subsidiary of FIL. FIL was a wholly-owned subsidiary of Henderson Land Development Company Limited ("HLD").
2. Henderson Development Limited ("HD") beneficially owned 53.01% of the total issued shares of HLD. Of these 2,608,426,934 shares, 2,603,627,504 shares represented the shares described in Note 1 and the other shares were beneficially owned by a wholly-owned subsidiary of HD.

Disclosure of Interests (Continued)

3. Of these 2,705,807,442 shares, 2,608,426,934 shares represented the shares described in Notes 1 and 2 and 97,380,508 shares were beneficially owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") owned all the issued ordinary shares which carry the voting rights in the share capital of HD and Fu Sang as trustee of a unit trust ("Unit Trust").
4. These 2,705,807,442 shares are duplicated in the interests described in Note 3. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of the respective discretionary trusts, held units in the Unit Trust. Mr. Lee Ka Kit and Mr. Lee Ka Shing, as discretionary beneficiaries of the discretionary trusts, were taken to have duties of disclosure in relation to these shares by virtue of Part XV of the SFO.
5. These 2,705,807,442 shares included the shares described in Notes 1 to 4. Dr. The Hon. Lee Shau Kee beneficially owned all the issued shares in Rimmer, Riddick and Hopkins and was taken to be interested in these shares by virtue of Part XV of the SFO.
6. These 9,500 shares in Lane Success Development Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 4,500 shares) and a wholly-owned subsidiary of HLD (as to 5,000 shares). Dr. The Hon. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.
7. These 2 shares in Yieldway International Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 1 share) and a wholly-owned subsidiary of HLD (as to 1 share). Dr. The Hon. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.
8. These 893,172,901 shares in Towngas China Company Limited ("Towngas China") representing 45.63% of the total issued shares in Towngas China were beneficially owned by Hong Kong & China Gas (China) Limited (as to 850,202,901 shares), Planwise Properties Limited (as to 40,470,000 shares) and Superfun Enterprises Limited (as to 2,500,000 shares), wholly-owned subsidiaries of the Company. Dr. The Hon. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.
9. These options represent personal interests held by the Directors.
10. Commonwealth Bank of Australia ("Commonwealth Bank") was taken to be interested in these 399,836,154 shares which were held by indirect wholly-owned subsidiaries of Commonwealth Bank.

Directors' Interests in Competing Business

Pursuant to Rule 8.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the interests of Directors of the Company in businesses which competed or were likely to compete, either directly or indirectly, with the Group during the year ended 31st December 2008 and as at 31st December 2008 were as follows:

Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi, Directors of the Company, also acted as the executive directors of Towngas China. The principal activities of Towngas China and its subsidiaries (the "Towngas China Group") are the sale and distribution of gas fuel in mainland China, including the provision of natural gas, construction of gas pipelines, the operation of city gas pipeline network, the operation of gas fuel automobile refilling stations, and the sale and distribution of liquefied petroleum gas ("LPG") and the sale of natural gas and LPG household appliances. Although some of the businesses carried out by the Towngas China Group are similar to the businesses carried out by the Group, they are of different scale and/or at different locations. Therefore, the Board is of the view that the businesses of the Towngas China Group did not compete directly with the businesses of the Group.

Service Contracts

No Director proposed for re-election at the forthcoming Annual General Meeting has entered into any service contract with the Company which is not determinable by the Company within one year without payment of compensation other than statutory compensation.

Interests in Contracts and Connected Transactions

During the year, the Company had the following connected / continuing connected transactions, each of which, as disclosed by way of announcement, was subject to the reporting and announcement requirements but exempt from independent shareholders' approval requirements under Chapter 14A of the Listing Rules since each of the applicable percentage ratios was less than 2.5%:

Interests in Contracts and Connected Transactions (Continued)

1. As disclosed in an announcement dated 25th August 2008, ECO Coal Resources Development (Fengcheng) Limited ("ECO"), a wholly-owned subsidiary of the Company, entered into the capital increase agreement (the "Capital Increase Agreement") on 25th August 2008 with Fengcheng Mining Bureau and Longyan City Hongfu Investment Company Limited ("Longyan Hongfu"), the two existing equity holders of Jiangxi Feng Long Mining Co., Ltd. ("Jiangxi Feng Long JV"), pursuant to which the registered capital of Jiangxi Feng Long JV would be increased from RMB86,734,700 to RMB236,111,600 (the "Capital Increase"). Such increase of RMB149,376,900 would be contributed as to RMB50,209,900 by Fengcheng Mining Bureau, RMB40,139,100 by Longyan Hongfu and RMB59,027,900 by ECO. The Capital Increase would be made by two or more instalments. Immediately after the payment of the first instalment, the registered capital of Jiangxi Feng Long JV would be held as to 40% by Fengcheng Mining Bureau, 35% by Longyan Hongfu and 25% by ECO, which would continue to be held in such proportions after the Capital Increase. In addition to a capital contribution of RMB59,027,900, ECO would also pay an equity subscription premium of RMB63,888,400 to Jiangxi Feng Long JV which would be allocated to its capital reserve. In addition, Fengcheng Mining Bureau, Longyan Hongfu and ECO entered into the joint venture agreement (the "Joint Venture Agreement") on 25th August 2008 to govern their relationship in Jiangxi Feng Long JV. The Capital Increase Agreement and the Joint Venture Agreement constitute connected transactions of the Company under Chapter 14A of the Listing Rules as Fengcheng Mining Bureau is a connected person by reason of it being a substantial shareholder of an existing subsidiary of the Company. Furthermore, the acquisition of an interest by ECO in Jiangxi Feng Long JV also constitutes a connected transaction since a substantial shareholder of Jiangxi Feng Long JV (Fengcheng Mining Bureau) is a controller of a subsidiary of the Company.

2. As disclosed in an announcement dated 31st December 2008, Shanxi Hong Kong & China Coalbed Gas Co., Ltd. ("Shanxi JV"), a non-wholly owned subsidiary of the Company, as purchaser entered into the Shanxi Jincheng Coalbed Methane Purchase and Sale Contracts (Gas Usage Phase I) and the Shanxi Jincheng Coalbed Methane Purchase and Sale Contracts (Gas Usage Phase II) (collectively, "Coalbed Methane Contracts") on 31st December 2008 with Qinshui Lanyan Coalbed Methane Co. Ltd. ("Qinshui Lanyan") as seller and Shanxi Jincheng Anthracite Coal Mining Co. Ltd. ("Shanxi Jincheng") as warrantor, pursuant to which Qinshui Lanyan agreed to supply coalbed methane to Shanxi JV each for terms of 30 years. The cap of the total amount of consideration for the year ended 31st December 2008 was RMB7,300,000. The annual cap of the aggregate amount of consideration for each of the financial years in the 32-year period ending 31st December 2040 was RMB291,000,000. For the year ended 31st December 2008, the total amount of consideration paid by the Group was RMB4,514,830. Shanxi Jincheng is a substantial shareholder of Shanxi JV and is therefore a connected person of the Company. As Qinshui Lanyan is a non-wholly owned subsidiary of Shanxi Jincheng, it is an associate of Shanxi Jincheng and is therefore also a connected person of the Company. Accordingly, the transactions contemplated under the Coalbed Methane Contracts constitute a continuing connected transaction for the Company under Chapter 14A of the Listing Rules.

   The Independent Non-executive Directors of the Company have reviewed the transactions contemplated under the Coalbed Methane Contracts and confirmed that the transactions were entered into (a) in the ordinary and usual course of business of the Group; (b) on normal commercial terms; and (c) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

   The Auditor of the Company has also confirmed that (a) the transactions have been approved by the Board; (b) the transactions have been entered into in accordance with the relevant agreements governing the transactions; and (c) the amounts of the transactions have not exceeded the aforesaid cap.

Details of the related party transactions undertaken in the normal course of business are provided under Note 41 to the Accounts. None of these related party transactions constitutes a discloseable connected transaction as defined under the Listing Rules.

Report of the Directors

Interests in Contracts and Connected Transactions (Continued)

Save as mentioned above, no contract of significance in relation to the Group's business to which any controlling shareholder of the Company or any of its subsidiaries was a party, or in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the year-end or at any time during the year.

Management Contracts

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

Purchase, Sale or Redemption of the Group's Listed Securities

On 20th October 2008, a subsidiary of the Company off-market repurchased 50 units of the Notes with principal amount of US$5 million at the price of 88.37 per cent. The outstanding principal amount of the Notes following the purchase was US$995 million. The carrying value of the Notes as at 31st December 2008 was HK$7,613 million.

Save as mentioned above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its own listed securities during the year.

Major Customers and Suppliers

The percentages of the purchases attributable to the Group's largest supplier and the five largest suppliers were 12 per cent and 51 per cent respectively during the year. None of the Directors, their associates, or any shareholder (who to the knowledge of the Directors owned more than 5 per cent of the Company's share capital) had any interest in the Group's five largest suppliers. The percentage of the turnover attributable to the Group's five largest customers is less than 30 per cent during the year.

Corporate Governance

The Company's corporate governance principles and practices are set out in the Corporate Governance Report on pages 57 to 60 of this Annual Report.

Public Float

As at the date of this report, being also the latest practicable date prior to the issue of this Annual Report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors.

Auditor

The Accounts have been audited by PricewaterhouseCoopers who will retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-appointment at a fee to be agreed by the Board.

On behalf of the Board

LEE Shau Kee
Chairman
Hong Kong, 17th March 2009

Corporate Governance Report

The Board is committed to maintaining good corporate governance. The Board believes that good corporate governance principles and practices should emphasise on accountability and an increase in transparency which will enable the Group's stakeholders, including shareholders, investors, customers, suppliers, employees and the community to have trust and faith in the Group to take care of their needs and to fulfill its social responsibility.

Code on Corporate Governance Practices

During the year ended 31st December 2008, the Company complied with all the code provisions set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The below sets out the corporate governance principles and practices adopted by the Group which indicates how the Group has applied relevant principles in the Code.

Board of Directors

Board Composition

The Board is responsible for the Group's system of corporate governance and is ultimately accountable for the Group's activities, strategies and financial performance. The day-to-day management and operation of the Group are delegated to the management team. The Board currently has two Executive Directors and seven Non-executive Directors. Three of the seven Non-executive Directors are independent to ensure that proposed strategies protect all shareholders' interests. Each of the Independent Non-executive Directors has made an annual confirmation of independence pursuant to rule 3.13 of the Listing Rules. The Board considers that all Independent Non-executive Directors are independent in accordance with the guidelines set out in rule 3.13 of the Listing Rules. Biographical details of the Directors and relevant relationships among them are set out on pages 11 to 12 of this Annual Report.

According to the Articles of Association of the Company, one-third of its non-executive directors and one-third of its executive directors are subject to retirement by rotation at every annual general meeting. Subject to the provisions contained in the Articles of Association of the Company, the term of office of all Non-executive Directors (including Independent Non-executive Directors) shall expire on 31st December 2011.

The nomination and selection of a Director is performed by the full Board. Proposed new Directors are selected based on skills and experience that, in the opinion of the Directors, will enable them to make positive contribution to the performance of the Board. The Board also reviews its composition to ensure the Board has a balance of knowledge and experience appropriate for the requirements of the business of the Group.

Newly appointed Director will meet with other fellow Directors, and receive a comprehensive, formal and tailored induction, so as to ensure that he has a proper understanding of the operations and businesses of the Group and that he is fully aware of his responsibilities under statute and common law, the Listing Rules and other regulatory requirements. Important updates are provided to Directors when necessary to ensure that they are aware of the business and regulatory environment in which the Group conducts its business.

Appropriate insurance cover on Directors' liabilities has been in force to protect the Directors of the Group from their risks arising from the businesses of the Group.

Chairman of the Board and Managing Director

The Chairman of the Board is Dr. The Hon. Lee Shau Kee and the Managing Director is Mr. Alfred Chan Wing Kin. The roles of Chairman and Managing Director are segregated and are not performed by the same individual. The Chairman is responsible for providing leadership to, and overseeing, the functioning of the Board and, with the support of Executive Directors and the Company Secretary, seeking to ensure that all Directors are properly briefed on issues arising at Board meetings and that they receive adequate and reliable information in a timely manner.

Corporate Governance Report

Board of Directors (Continued)

Chairman of the Board and Managing Director (Continued)

The Managing Director is responsible for managing the business of the Group and leading the management team to implement strategies and objectives adopted by the Board. Their respective responsibilities are clearly established and set out in writing.

Board Meetings

The Board meets regularly at least four times a year at approximately quarterly intervals. The Directors can attend meetings in person or through other electronic means of communication in accordance with the Articles of Association of the Company.

During the year ended 31st December 2008, the Board met four times. Among many other topics, it discussed matters relating to the re-appointment of Directors.

Regular Board meetings of the year are scheduled in advance and at least 14 days' notice is given to all Directors so as to give them an opportunity to attend. Board papers are circulated not less than three days before the date of a Board meeting to enable the Directors to make informed decision on matters to be raised at the Board meetings. All Directors are given an opportunity to include matters in the agenda for Board meetings. In addition, Directors at all times have full and timely access to all information on the Group and may seek independent professional advice at the Company's expense whenever considered necessary by the Directors.

The attendance record of each member of the Board during the year ended 31st December 2008 is set out below:

Directors	No. of Meetings Attended / Held	Attendance Rate
Non-executive Directors		
Dr. The Hon. LEE Shau Kee (Chairman)	4/4	100%
Mr. Colin LAM Ko Yin	4/4	100%
Mr. LEE Ka Kit	3/4	75%
Mr. LEE Ka Shing	4/4	100%
Independent Non-executive Directors		
Mr. LIU Lit Man	2/4	50%
Mr. LEUNG Hay Man	3/4	75%
Dr. The Hon. David LI Kwok Po	4/4	100%
Executive Directors		
Mr. Ronald CHAN Tat Hung *	4/4	100%
Mr. Alfred CHAN Wing Kin	4/4	100%
Mr. James KWAN Yuk Choi	4/4	100%

* Mr. Ronald Chan Tat Hung retired as an Executive Director on 11th December 2008.

Directors' Securities Transactions

The Company has adopted the model code as set out in Appendix 10 of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Following specific enquiries by the Company, all Directors have confirmed that they fully complied with the required standard set out in the Model Code throughout the year ended 31st December 2008.

Board of Directors (Continued)

Directors' Responsibility for the Accounts

The Directors acknowledge their responsibilities for preparing the accounts of the Group and ensuring that the preparation of the accounts of the Group are in accordance with statutory requirements and applicable accounting standards. The Directors shall ensure the publication of the Group's accounts in a timely manner.

The statement of the Auditor of the Company about their reporting responsibilities on the accounts of the Group is set out in the Independent Auditor's Report on page 61 of this Annual Report.

Board Committees

The Board has appointed the following Board committees to oversee particular aspects of the Company's affairs:

Audit Committee

The Audit Committee was formed in May 1996. During the year ended 31st December 2008, the members of the Audit Committee were Dr. The Hon. David Li Kwok Po (Chairman of the Audit Committee), Mr. Liu Lit Man and Mr. Leung Hay Man (all of whom were Independent Non-executive Directors). At least one of the Audit Committee members has the appropriate professional qualification or accounting or related financial management expertise as required by the Listing Rules.

The principal duties of the Audit Committee include, but are not limited to, reviewing the Company's current financial standing, considering the nature and scope of audit reports, and ensuring internal control systems operate in accordance with applicable standards and conventions. The Company has adopted written terms of reference for the Audit Committee, which clearly define the role, authority and function of the Audit Committee.

The Audit Committee held two meetings during the year ended 31st December 2008 and the following sets out a summary of the work of the Audit Committee during such period:

- review of the financial reports for 2007 annual results and 2008 interim results;
- recommendation to the Board, for the approval by shareholders, of the re-appointment of PricewaterhouseCoopers as the external Auditor and approval of their remuneration;
- determination of the nature and scope of the audit;
- review of the financial and accounting policies and practices of the Company; and
- review of the effectiveness of the Company's internal control, financial control and risk management system, including the review of the adequacy of resources, qualifications and experience of staff of the Company's accounting and financial reporting function, and their training programmes and budget.

The attendance record of each Audit Committee member during the year ended 31st December 2008 is set out below.

Directors	No. of Meetings Attended / Held	Attendance Rate
Dr. The Hon. David LI Kwok Po (Chairman)	2/2	100%
Mr. LIU Lit Man	1/2	50%
Mr. LEUNG Hay Man	2/2	100%

Remuneration Committee

The Company established a Remuneration Committee on 7th September 2005. During the year ended 31st December 2008, the Remuneration Committee was chaired by the Chairman Dr. The Hon. Lee Shau Kee with Mr. Liu Lit Man and Dr. The Hon. David Li Kwok Po (both were Independent Non-executive Directors) as members.

Corporate Governance Report

Board Committees (Continued)

Remuneration Committee (Continued)

The principal duties of the Remuneration Committee include, but are not limited to, making recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management (who are also executive directors of the Company) and reviewing the special remuneration packages of all executive directors by reference to corporate goals and objectives resolved by the Board from time to time. The Company has adopted written terms of reference for the Remuneration Committee which clearly define the role, authority and function of the Remuneration Committee.

The Company has not adopted any share option scheme. The emoluments of Directors are determined based on the duties and responsibilities of each Director. The Directors' fees were reviewed by the Remuneration Committee. During the year ended 31st December 2008, every Director received a Director's fee at the rate of HK$130,000 per annum while the Chairman received an additional fee at the rate of HK$130,000 per annum and each member of the Audit Committee received an additional fee at the rate of HK$100,000 per annum. The Remuneration Committee considered the fees reasonable in view of the Directors' responsibilities and, on its recommendation, the Board approved that the fees remain at the same level for the year 2009.

During the year ended 31st December 2008, the Remuneration Committee held its meeting once to review the above matters. The attendance record of each Remuneration Committee member during the year ended 31st December 2008 is set out below.

Directors	No. of Meeting Attended / Held	Attendance Rate
Dr. The Hon. LEE Shau Kee (Chairman)	1/1	100%
Mr. LIU Lit Man	1/1	100%
Dr. The Hon. David LI Kwok Po	1/1	100%

Other Board Committees

Two other Board committees, namely the Investment Committee of the Retirement Schemes and the Treasury Committee, were set up to deal with specific matters delegated by the Board. The Investment Committee of the Retirement Schemes manages retirement schemes and advises the trustees on investment policies. The Treasury Committee reviews, advises and formulates strategies related to treasury and investment activities of the Group.

Auditor's Remuneration

For the year ended 31st December 2008, the total remuneration in respect of statutory audit services provided by the Company's external auditor, PricewaterhouseCoopers, amounted to HK$6.0 million. During the year, payment to PricewaterhouseCoopers in respect of non-audit services, including taxation services and interim results review services provided to the Group amounted to HK$4.6 million.

Internal Control

The Board is responsible for maintaining sound and effective internal control systems for the Group in order to safeguard the Group's assets and shareholders' interests, as well as for reviewing the effectiveness of such systems. The Board will from time to time conduct a review of the Group's internal control system. During the year ended 31st December 2008, the Board, through the Audit Committee, reviewed the overall effectiveness of the system of internal control of the Group over financial, operational and compliance issues, risk management process, information systems security, scope and quality of the management's monitoring of risks and the effectiveness of financial reporting and compliance with the Listing Rules. The Board considered that the resources, qualifications and experience of staff of the Company's accounting and financial reporting function, and their training programmes and budget were adequate. The Board concluded that in general, the Group had set up a sound control environment and installed necessary control mechanisms to monitor and correct non-compliance.

Independent Auditor's Report

TO THE SHAREHOLDERS OF THE HONG KONG AND CHINA GAS COMPANY LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the consolidated accounts of The Hong Kong and China Gas Company Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 62 to 128, which comprise the consolidated and company balance sheets as at 31st December 2008, and the consolidated income statement, the consolidated cash flow statement and the consolidated statement of changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the accounts

The directors of the Company are responsible for the preparation and the true and fair presentation of these accounts in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants, and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these accounts based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the accounts. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated accounts give a true and fair view of the state of the affairs of the Company and of the Group as at 31st December 2008 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 17th March 2009

Consolidated Income Statement

for the year ended 31st December 2008

	Note	2008 HK$'M	2007 HK$'M
Revenue	5	**12,352.2**	14,225.5
Total operating expenses	6	**(8,738.2)**	(8,922.5)
		3,614.0	5,303.0
Other (losses) / gains, net	7	**(584.6)**	2,622.7
Interest expense	9	**(416.8)**	(364.0)
Share of profits less losses of associated companies		**1,820.3**	1,616.3
Share of profits less losses of jointly controlled entities		**524.5**	1,130.0
Profit before taxation	10	**4,957.4**	10,308.0
Taxation	13	**(562.6)**	(974.3)
Profit for the year		**4,394.8**	9,333.7
Attributable to:			
Shareholders of the Company		**4,302.5**	9,269.6
Minority interests		**92.3**	64.1
		4,394.8	9,333.7
Dividends	15	**2,333.0**	2,120.9
Earnings per share - basic and diluted, HK cents	16	**64.5**	139.1#

Adjusted for the bonus issue in 2008

The notes on pages 67 to 128 form part of these accounts.

Consolidated Balance Sheet

as at 31st December 2008

	Note	**2008 HK$'M**	2007 HK$'M
Assets			
Non-current assets			
Property, plant and equipment	17	**15,077.0**	13,051.6
Investment property	18	**523.0**	410.0
Leasehold land	19	**561.0**	534.1
Intangible asset	20	**196.4**	185.1
Associated companies	22	**10,465.4**	8,386.5
Jointly controlled entities	23	**6,164.0**	6,501.7
Available-for-sale financial assets	24	**1,105.2**	1,066.9
Retirement benefit assets	25	**64.7**	42.2
Other non-current assets	26	**89.1**	105.8
		34,245.8	30,283.9
Current assets			
Completed property for sale		**110.1**	99.4
Inventories	27	**1,806.0**	987.8
Trade and other receivables	28	**2,429.9**	4,791.9
Loans to associated companies	22	**29.4**	175.0
Loans to jointly controlled entities	23	**86.6**	63.0
Loans to minority interests		**85.4**	36.1
Housing loans to staff		**46.8**	62.5
Financial assets at fair value through profit or loss	29	**767.4**	1,906.8
Time deposits over three months	30	**55.7**	19.9
Time deposits up to three months, cash and bank balances	30	**12,290.9**	4,818.8
		17,708.2	12,961.2
Current liabilities			
Trade and other payables	31	**(2,746.7)**	(3,140.7)
Amounts due to jointly controlled entities	23	**(34.0)**	(43.9)
Provision for taxation		**(384.5)**	(498.9)
Borrowings	32	**(2,242.5)**	(3,504.8)
		(5,407.7)	(7,188.3)
Net current assets		**12,300.5**	5,772.9
Total assets less current liabilities		**46,546.3**	36,056.8
Non-current liabilities			
Customers' deposits	33	**(1,074.3)**	(1,046.3)
Deferred taxation	34	**(1,272.9)**	(1,228.2)
Borrowings	32	**(12,342.5)**	(4,273.4)
Loans from minority interests		**(44.7)**	(9.6)
Derivative financial instruments	35	**(312.1)**	–
		(15,046.5)	(6,557.5)
Net assets		**31,499.8**	29,499.3
Capital and reserves			
Share capital	36	**1,666.4**	1,514.9
Share premium	37	**3,618.6**	3,770.1
Reserves	38	**23,833.5**	22,098.5
Proposed dividend	38	**1,533.1**	1,393.7
Shareholders' funds		**30,651.6**	28,777.2
Minority interests		**848.2**	722.1
Total equity		**31,499.8**	29,499.3

Approved by the Board of Directors on 17th March 2009

Lee Shau Kee
Director

David Li Kwok Po
Director

The notes on pages 67 to 128 form part of these accounts.

Balance Sheet

as at 31st December 2008

	Note	**2008** HK$'M	2007 HK$'M
Assets			
Non-current assets			
Property, plant and equipment	17	**8,673.2**	8,208.9
Leasehold land	19	**248.4**	254.8
Subsidiaries	21	**12,798.5**	11,125.5
Loans to an associated company	22	**456.2**	195.0
Jointly controlled entities	23	**931.9**	931.9
Available-for-sale financial assets	24	**60.9**	25.8
Retirement benefit assets	25	**64.7**	42.2
		23,233.8	20,784.1
Current assets			
Inventories	27	**739.9**	823.3
Trade and other receivables	28	**1,211.8**	1,234.1
Loan to a subsidiary	21	**68.9**	–
Loans to associated companies	22	**28.0**	21.6
Amounts due from jointly controlled entities	23	**–**	4.7
Housing loans to staff		**46.8**	62.5
Financial assets at fair value through profit or loss	29	**5.3**	130.5
Time deposits up to three months, cash and bank balances	30	**798.2**	556.6
		2,898.9	2,833.3
Current liabilities			
Trade and other payables	31	**(390.2)**	(690.2)
Amount due to an associated company	22	**–**	(98.4)
Amounts due to jointly controlled entities	23	**(0.8)**	–
Provision for taxation		**(168.5)**	(105.1)
Borrowings	32	**–**	(1,360.0)
		(559.5)	(2,253.7)
Net current assets		**2,339.4**	579.6
Total assets less current liabilities		**25,573.2**	21,363.7
Non-current liabilities			
Amounts due to subsidiaries	21	**(10,022.1)**	(6,884.5)
Customers' deposits	33	**(1,068.4)**	(1,042.5)
Deferred taxation	34	**(1,030.2)**	(1,032.2)
Borrowings	32	**(1,700.0)**	(1,200.0)
		(13,820.7)	(10,159.2)
Net assets		**11,752.5**	11,204.5
Capital and reserves			
Share capital	36	**1,666.4**	1,514.9
Share premium	37	**3,618.6**	3,770.1
Reserves	38	**4,934.4**	4,525.8
Proposed dividend	38	**1,533.1**	1,393.7
		11,752.5	11,204.5

Approved by the Board of Directors on 17th March 2009

Lee Shau Kee
Director

David Li Kwok Po
Director

The notes on pages 67 to 128 form part of these accounts.

Consolidated Cash Flow Statement

for the year ended 31st December 2008

	Note	2008 HK$'M	2007 HK$'M
Net cash from operating activities	42	**4,964.9**	4,821.1
Investing activities			
Receipt from sale of property, plant and equipment		**3.9**	1.9
Receipt from sale of leasehold land		**0.3**	–
Purchase of property, plant and equipment		**(2,865.6)**	(1,566.9)
Payment for leasehold land		**(29.4)**	(28.3)
Payment for property under development		**–**	(47.6)
Increase in investments in associated companies		**(199.7)**	(479.8)
Increase in loans to associated companies		**(266.5)**	(206.7)
Repayment of loans by associated companies		**150.9**	2,783.4
Increase in investments in jointly controlled entities		**(44.6)**	(86.5)
Increase in loans to jointly controlled entities		**(39.7)**	(140.5)
Repayment of loans by jointly controlled entities		**5.6**	162.8
Acquisition of a subsidiary		**–**	(71.2)
Disposal of interests in subsidiaries		**–**	(8.3)
Sale of financial assets at fair value through profit or loss		**1,402.0**	2,884.2
Purchase of available-for-sale financial assets		**(172.5)**	–
Purchase of financial assets at fair value through profit or loss		**(1,771.8)**	(3,311.0)
(Increase) / decrease in time deposits over three months		**(34.6)**	13.7
Interest received		**328.2**	468.3
Dividends received from investments in securities		**59.9**	35.8
Dividends received from associated companies		**468.9**	396.3
Dividends received from jointly controlled entities		**1,202.1**	282.8
Net cash (used in) / from investing activities		**(1,802.6)**	1,082.4
Financing activities			
Change in loans with minority interests		**(12.6)**	(74.5)
Capital injection by minority interests		**48.2**	84.3
Increase in borrowings		**8,882.5**	2,231.5
Repayment of borrowings		**(2,120.3)**	(2,713.5)
Interest paid		**(281.0)**	(364.2)
Dividends paid	38	**(2,193.6)**	(1,994.2)
Dividends paid to minority interests		**(66.7)**	(17.3)
Net cash from / (used in) financing activities		**4,256.5**	(2,847.9)
Increase in cash and cash equivalents		**7,418.8**	3,055.6
Cash and cash equivalents at 1st January		**4,808.8**	1,720.3
Effect of foreign exchange rate changes		**63.3**	32.9
Cash and cash equivalents at 31st December		**12,290.9**	4,808.8
Analysis of the balances of cash and cash equivalents			
Cash and bank balances		**976.0**	1,419.4
Time deposits up to three months		**11,314.9**	3,399.4
Bank overdrafts		**–**	(10.0)
		12,290.9	4,808.8

The notes on pages 67 to 128 form part of these accounts.

Consolidated Statement of Changes in Equity

for the year ended 31st December 2008

	Attributable to shareholders of the Company HK$'M	Minority interests HK$'M	Total HK$'M
Total equity as at 1st January 2008	**28,777.2**	**722.1**	**29,499.3**
Revaluation deficit of available-for-sale financial assets transferred to equity	**(565.9)**	**–**	**(565.9)**
Capital reserve	**13.6**	**–**	**13.6**
Change in fair value of cash flow hedges	**(287.2)**	**–**	**(287.2)**
Exchange differences	**605.0**	**52.3**	**657.3**
Net income recognised directly in equity	**(234.5)**	**52.3**	**(182.2)**
Profit for the year	**4,302.5**	**92.3**	**4,394.8**
Total recognised net income for the year	**4,068.0**	**144.6**	**4,212.6**
Capital injection	**–**	**48.2**	**48.2**
Dividends paid	**(2,193.6)**	**–**	**(2,193.6)**
Dividends paid to minority interests	**–**	**(66.7)**	**(66.7)**
Total equity as at 31st December 2008	**30,651.6**	**848.2**	**31,499.8**
Total equity as at 1st January 2007	20,693.7	524.5	21,218.2
Revaluation surplus of available-for-sale financial assets transferred to equity	185.1	–	185.1
Capital reserve	4.8	1.6	6.4
Recognition of exchange reserve on disposal of subsidiaries	(21.3)	–	(21.3)
Exchange differences	639.5	45.5	685.0
Net income recognised directly in equity	808.1	47.1	855.2
Profit for the year	9,269.6	64.1	9,333.7
Total recognised net income for the year	10,077.7	111.2	10,188.9
Capital injection	–	84.3	84.3
Acquisition of a subsidiary	–	40.0	40.0
Disposal of interests in subsidiaries	–	(20.6)	(20.6)
Dividends paid	(1,994.2)	–	(1,994.2)
Dividends paid to minority interests	–	(17.3)	(17.3)
Total equity as at 31st December 2007	28,777.2	722.1	29,499.3

The notes on pages 67 to 128 form part of these accounts.

Notes to the Accounts

1 General information

The Hong Kong and China Gas Company Limited (the "Company") and its subsidiaries (collectively, the "Group") have been diversified into different fields of businesses and its principal activities continue to be the production, distribution and marketing of gas and water and related activities in Hong Kong and the People's Republic of China (the "PRC"). The Group is also engaged in property development and investment activities in Hong Kong.

The Company is a limited liability company incorporated and domiciled in Hong Kong and listed on The Stock Exchange of Hong Kong Limited. The address of its registered office is 23rd Floor, 363 Java Road, North Point, Hong Kong.

These consolidated accounts have been approved for issue by the Board of Directors on 17th March 2009.

2 Summary of significant accounting policies

The principal accounting policies applied in the preparation of the consolidated accounts are set out below. These policies have been consistently applied to both years presented, unless otherwise stated.

(a) Basis of preparation

The consolidated accounts of the Company have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). They have been prepared under the historical cost convention, as modified by the revaluation of investment property, available-for-sale financial assets, financial assets and liabilities at fair value through profit or loss and derivative financial instruments, which are carried at fair value.

The preparation of accounts in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated accounts are disclosed in Note 4.

(i) Amendments and interpretations effective in 2008

HK(IFRIC) - Interpretation 12 "Service Concession Arrangements", applies to entities that participate in service concession arrangements and provides guidance on the accounting by operators in public-to-private service concession arrangements. The Group applied this interpretation from 1st January 2008, but there was no significant impact on the Group's accounts.

HK(IFRIC) - Interpretation 14 "HKAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction", provides guidance on assessing the limit in HKAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The interpretation does not have any impact on the Group's accounts, as the Group is not subject to any minimum funding requirements.

The HKAS 39, "Financial Instruments: Recognition and Measurement", amendment on reclassification of financial assets permits reclassification of certain financial assets out of the financial assets at fair value through profit or loss and available-for-sale categories if specified conditions are met. The related amendment to HKFRS 7, "Financial Instruments: Disclosures", introduces disclosure requirements with respect to financial assets reclassified out of the financial assets at fair value through profit or loss and available-for-sale categories. The Group has adopted this amendment prospectively from 1st July 2008 and further details are disclosed in Note 24.

HK(IFRIC) - Interpretation 11, "HKFRS 2 - Group and Treasury Share Transactions", provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over a parent's shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. This interpretation does not have an impact on the Group's accounts.

2 Summary of significant accounting policies (Continued)

(a) Basis of preparation (Continued)

(ii) New or revised standards, interpretations and amendments that are not yet effective for the year ended 31st December 2008 but relevant to the Group and have not been early adopted by the Group

The HKICPA has issued the following new or revised HKFRS, interpretations, amendments or improvements to existing standards which are not yet effective for the year ended 31st December 2008 and have not been early adopted by the Group:

New or revised standards, interpretations and amendments		**Effective for accounting periods beginning on or after**
HKAS 1 (Revised)	"Presentation of Financial Statements"	1st January 2009
HKAS 23 (Revised)	"Borrowing Costs"	1st January 2009
HKAS 27 (Revised)	"Consolidated and Separate Financial Statements"	1st July 2009
HKAS 32 and HKAS 1 Amendments	"Puttable Financial Instruments and Obligations Arising on Liquidation"	1st January 2009
HKAS 39 Amendment	"Financial Instruments: Recognition and Measurement" - "Eligible Hedged Items"	1st July 2009
HKFRS 1 and HKAS 27 Amendments	"Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate"	1st July 2009
HKFRS 3 (Revised)	"Business Combination"	1st July 2009
HKFRS 8	"Operating Segments"	1st January 2009
HK(IFRIC)-Interpretation 13	"Customer Loyalty Programmes"	1st July 2008
HK(IFRIC)-Interpretation 16	"Hedges of a Net Investment in a Foreign Operation"	1st October 2008
HK(IFRIC)-Interpretation 18	"Transfers of Assets from Customers"	1st July 2009
HKICPA's Improvements to HKFRS published in October 2008		1st January 2009

The Group will apply the above standards, interpretations and amendments from 1st January 2009 or a later date, as appropriate. The Group has already commenced an assessment of the related impact to the Group but is not yet in a position to state whether there will be any substantial changes to the Group's significant accounting policies and presentation of financial information will be resulted.

2 Summary of significant accounting policies (Continued)

(b) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December.

(i) Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment. The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

(ii) Transactions with minority interests

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group and are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(iii) Associated companies

Associated companies are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20 per cent and 50 per cent of the voting rights. Investments in associated companies are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investments in associated companies include goodwill (net of any accumulated impairment) identified on acquisition.

The Group's share of its associated companies' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associated company equals or exceeds its interest in the associated company, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses in associates are recognised in the consolidated income statement.

2 Summary of significant accounting policies (Continued)

(b) Consolidation (Continued)

(iv) Jointly controlled entities

Jointly controlled entities are joint ventures whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity. Investments in jointly controlled entities are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investments in jointly controlled entities include goodwill (net of any accumulated impairment) identified on acquisition.

The Group's share of its jointly controlled entities' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity equals or exceeds its interest in the jointly controlled entity, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

Unrealised gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of jointly controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses in jointly controlled entities are recognised in the consolidated income statement.

In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment. The results of jointly controlled entities are accounted for by the Company on the basis of dividend received and receivable.

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

In accordance with the Group's financial reporting system, the Group has determined the geographical segments as the primary reporting format and business segments as the secondary reporting format.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the accounts of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated accounts are presented in Hong Kong dollars ("HKD"), which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

2 Summary of significant accounting policies (Continued)

(d) Foreign currency translation (Continued)

(ii) Transactions and balances (Continued)

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences resulting from changes in the amortised cost of the securities, and other changes in the carrying amount of the securities. Translation differences resulting from changes in the amortised cost of the securities are recognised in the income statement, and other changes in carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in the income statement as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the fair value reserve in equity.

(iii) Group companies

The results and financial position of all the Group entities, including associated companies and jointly controlled entities, (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, are taken to shareholders' equity. When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment. The capitalised costs in respect of capital work in progress include direct materials, direct labour costs, subcontracting costs, capitalised borrowing costs and other direct overheads. Capital work in progress are transferred to relevant categories of property, plant and equipment upon completion of their respective work.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance incurred in restoring property, plant and equipment to their normal working condition are charged to the income statement.

2 Summary of significant accounting policies (Continued)

(e) Property, plant and equipment (Continued)

Depreciation of property, plant and equipment is calculated on a straight-line basis to allocate the cost less accumulated impairment of each component of the asset to its residual value over its estimated useful life or, if shorter, the relevant finance lease periods as follows:

Vehicles, office furniture and equipment	5 - 15 years
Compressors	10 years
Production plant	10 - 30 years
Meters and installations	5 - 20 years
Risers, gasholders, office, store and buildings	30 years
Gas mains	40 years
Water mains	40 - 50 years
Capital work in progress	No depreciation

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains or losses on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset and is recognised in the income statement.

(f) Investment property

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the Group, is classified as investment property.

Investment property comprises land held under operating leases and buildings held under finance leases.

Land held under operating leases are classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at its cost, including related transaction costs. After initial recognition, investment property is carried at fair value. Fair value is based on active market value, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. If this information is not available, the Group uses alternative valuation methods such as recent prices on less active markets or discounted cash flow projections. These valuations are performed in accordance with the HKIS Valuation Standards on Properties published by the Hong Kong Institute of Surveyors ("HKIS"). These valuations are reviewed annually by qualified valuers.

The fair value of investment property reflects, among other things, rental income from current leases and assumptions about rental income from future leases in the light of current market conditions. The fair value also reflects, on a similar basis, any cash outflows that could be expected in respect of the property.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Changes in fair values are recognised in the income statement.

Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property at fair value. Any difference between the fair value of the property at that date and its previous carrying amount is recognised in the income statement.

If an item of property, plant and equipment becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a revaluation of property, plant and equipment. However, if a fair value gain reverses a previous impairment, the gain is recognised in the income statement.

2 Summary of significant accounting policies (Continued)

(g) Leases

(i) Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged in the income statement on a straight-line basis over the period of the lease.

(ii) Finance leases

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance cost is recognised in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The property, plant and equipment acquired under finance leases are carried at cost less accumulated depreciation and impairment. They are depreciated over the shorter of the useful life of the assets and the lease term.

(h) Intangible asset

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in "intangible asset". Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units, primarily individual projects, for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

(i) Impairment of investments in subsidiaries, associated companies, jointly controlled entities and non-financial assets

Intangible assets that have an indefinite useful life are not subject to amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Notes to the Accounts

2 Summary of significant accounting policies (Continued)

(j) Financial assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, and with no intention of trading the receivables. They are included in the current assets, except for maturities greater than 12 months after the balance sheet date which are classified as non-current assets.

(iii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investments within 12 months of the balance sheet date.

Regular purchases and sales of financial assets are recognised on trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using effective interest method.

Gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are presented in the income statement within "other losses / gains, net", in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of "other losses / gains, net" when the Group's right to receive payment is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the securities and other changes in the carrying amount of the securities. The translation differences on monetary securities are recognised in the income statement, while the translation differences on non-monetary securities are recognised in equity. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in equity.

When available-for-sale financial assets are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as gains and losses on disposal of available-for-sale financial assets under "other losses / gains, net".

Interest on available-for-sale financial assets calculated using the effective interest method is recognised in the income statement as part of "other losses / gains, net". Dividends on available-for-sale equity instruments are recognised in the income statement as part of "other losses / gains, net" when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques including the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

2 Summary of significant accounting policies (Continued)

(j) Financial assets (Continued)

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement) is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. Impairment testing of loans and receivables is described in Note 2(o).

The Group may choose to reclassify a non-derivative trading financial asset out of the financial assets at fair value through profit or loss category if the financial asset is no longer held for the purpose of selling it in the near term. Financial assets other than loans and receivables are permitted to be reclassified out of the financial assets at fair value through profit or loss category only in rare circumstances arising from a single event that is unusual and highly unlikely to recur in the near term.

Reclassifications are made at fair value as of the reclassification date. Fair value becomes the new cost, and no reversals of fair value gains or losses recorded before reclassification date are subsequently made.

(k) Derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of a particular risk associated with a recognised asset or liability or a highly probable forecast transaction (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of the derivative instruments used for hedging purposes are disclosed in Note 35. Movements on the hedging reserve in shareholders' equity are shown in note 38. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within "other losses / gains, net".

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of changes in the fair value of derivatives is recognised in the income statement within "interest expense". The gain or loss relating to the ineffective portion is recognised in the income statement within "other losses / gains, net". However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed assets), the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. The deferred amounts are ultimately recognised in cost of goods sold in case of inventory or in depreciation in the case of fixed assets.

Notes to the Accounts

2 Summary of significant accounting policies (Continued)

(k) Derivative financial instruments and hedging activities (Continued)

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within "other losses / gains, net".

(l) Completed property for sale

Completed property for sale is stated at the lower of carrying amount and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(m) Inventories

Inventories comprise stores and materials and work in progress and are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises materials, direct labour and an appropriate proportion of overheads. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(n) Construction contracts

Contract costs are recognised as expenses in the period in which they are incurred.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable.

When the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognised over the period of the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Variations in contract work, claims and incentive payments are included in contract revenue to the extent that they have been agreed with the customer and are capable of being reliably measured.

The Group uses the "percentage of completion method" to determine the appropriate amount to recognise in a given period. The stage of completion is measured by reference to the contract costs incurred up to the balance sheet date as a percentage of total estimated costs for each contract. Costs incurred in the year in connection with future activity on a contract are excluded from contract costs in determining the stage of completion.

Contracts in progress for which costs incurred plus recognised profits (less recognised losses) exceed progress billings are shown as work in progress under inventories in the balance sheet.

(o) Loans and receivables

Loans and receivables are recognised initially at fair value and subsequently measured at amortised cost using effective interest method, less provision for impairment. A provision for impairment is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will become bankrupt or enter into a financial reorganisation, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of provision is recognised in the income statement.

2 Summary of significant accounting policies (Continued)

(p) Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less and bank overdrafts. In the balance sheet, cash and cash equivalents are presented as time deposits up to three months, cash and bank balances in current assets and bank overdrafts are presented within borrowings in current liabilities.

(q) Trade payables and customers' deposits

Trade payables and customers' deposits are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

(r) Borrowings and borrowing costs

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after balance sheet date.

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the income statement in the year in which they are incurred.

(s) Current and deferred taxation

The tax expense for the period comprises current and deferred tax. Tax is recognised in the consolidated income statement, except to the extent that it relates to items recognised directly in equity. In this case, the tax is also recognised in equity.

The current taxation is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company, its subsidiaries, associated companies and jointly controlled entities operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred taxation is recognised using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated accounts. However, deferred taxation is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred taxation is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associated companies and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2 Summary of significant accounting policies (Continued)

(t) Revenue and income recognition

(i) Gas sales – based on gas consumption derived from meter readings.
(ii) Water sales – based on water consumption derived from meter readings.
(iii) Liquefied petroleum gas sales – upon completion of the gas filling transaction.
(iv) Equipment sales – upon completion of installation work or when equipment, materials and parts are delivered to customers and title has passed.
(v) Maintenance and service charges – when services are provided.
(vi) Interest income – recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.
(vii) Dividend income – recognised when the right to receive payment is established.
(viii) Sales of property – recognised upon the signing of the sale and purchase agreements or the issue of occupation permits by the relevant government authorities, whichever is the later.
(ix) Rental income – recognised on a straight-line accrual basis over the terms of lease agreements.

(u) Employee benefits

Salaries, bonuses and paid annual leave are accrued in the year in which the associated services are rendered by employees to the Group.

The Group operates a number of defined contribution and one defined benefit retirement schemes and the assets of the schemes are held separately from those of the Group in independently administered funds. The retirement schemes are funded by payments from employees and by the Group, taking into account the recommendations of independent qualified actuaries.

(i) Defined contribution retirement schemes

The Group contributes to defined contribution retirement schemes and Mandatory Provident Fund schemes which are available to salaried employees in Hong Kong. The Group's contributions to these retirement schemes are calculated as a percentage of the employees' basic salaries or relevant income and are expensed as incurred. No forfeited contributions have been utilised by the Group to reduce the existing contributions.

For employees in mainland China, the Group contributes on a monthly basis to various defined contribution plans organised by the relevant municipal and provincial government in the PRC based on a certain percentage of the relevant employees' monthly salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations payable to all existing and future retired employees under these plans and the Group has no further constructive obligation for post-retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

(ii) Defined benefit retirement scheme

The Group also operates a defined benefit retirement scheme, namely the Workmen Retirement Scheme, in Hong Kong. The scheme provides benefit to employees based on final salary. The Group's net obligation in respect of the defined benefit retirement scheme is calculated separately for the scheme using the projected unit credit method. The costs of providing scheme benefit are charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with advice of the actuaries who carry out a full valuation of the scheme annually. The benefit obligation is measured as the present value of the estimated future benefit that employees have earned for their service in the current and prior years using interest rates of government bonds which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10 per cent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, are recognised over the average remaining service lives of employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefit becomes vested.

2 Summary of significant accounting policies (Continued)

(v) Provisions and contingencies

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset when the reimbursement is virtually certain.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

3 Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, cash flow interest-rate risk and price risk), credit risk and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to manage and reduce certain risk exposures.

Risk management is carried out by treasury and investment departments (Group Treasury) under policies approved by the Treasury Committee, comprising all the executive directors. Group Treasury identifies, evaluates and manages financial risks in close co-operation with the Group's operating units. The Treasury Committee provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a) Market risk

(i) Foreign exchange risk

The Group operates in Hong Kong and mainland China and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the United States Dollars ("USD"). Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities.

To manage the foreign exchange risk arising from future commercial transactions and recognised assets and liabilities, the Group uses forward contracts. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity's functional currency. The Group has entered into cross currency swap contracts to manage its exposure to foreign exchange risk from recognised liabilities. Group Treasury is responsible for managing the net position in each foreign currency by using external forward currency contracts and other suitable financial instruments.

3 Financial risk management (Continued)

(a) Market risk (Continued)

(i) Foreign exchange risk (Continued)

Transactions denominated in the USD mainly arise from the Group's operation in Hong Kong. Pursuant to Hong Kong's Linked Exchange Rate System under which HKD is pegged to the USD, management considers there are no significant foreign exchange risks with respect to the USD.

(ii) Price risk

The Group is exposed to equity securities price risk for the equity investments held by the Group which are classified as available-for-sale financial assets and financial assets at fair value through profit or loss of HK$628.4 million (2007: HK$857.9 million) and HK$32.3 million (2007: HK$419.2 million) respectively. It is the Group's policy to maintain a well-diversified portfolio of investments to minimise impact of price risk.

Majority of the Group's equity securities are publicly traded and are included in one of the following indexes: Hang Seng Index, S&P 500 Index, Financial Times Stock Exchange ("FTSE") 100 Index, Cotation Assistée en Continu ("CAC") Index, Swiss Market Index and Tokyo Stock Price Index.

The table below summarises the impact of increases / decreases of the following indexes on the Group's pre-tax profit for the year and on equity. The analysis is based on the assumption that the indexes had increased / decreased by 10 per cent with all other variables held constant and all the Group's equity securities moved according to the historical correlation with the indexes.

	Group			
	Impact on pre-tax profit		Impact on equity	
	2008	2007	**2008**	2007
	HK$'M	HK$'M	**HK$'M**	HK$'M
Hang Seng Index	**0.3**	0.3	**50.9**	51.4
S&P 500 Index	**4.8**	30.1	**13.2**	–
FTSE 100 Index	**1.5**	4.8	**–**	–
CAC Index	**–**	0.5	**2.0**	–
Swiss Market Index	**–**	4.5	**1.6**	–
Tokyo Stock Price Index	**–**	–	**0.5**	–

Pre-tax profit for the year would increase / decrease as a result of gains / losses on equity securities classified as at fair value through profit or loss. Equity would increase / decrease as a result of gains / losses on equity securities classified as available-for-sale.

The Company has no significant equity securities and the Company's financial results are not significantly affected by equity securities price risk.

(iii) Cash flow and fair value interest rate risk

The Group

Financial instruments at fixed and variable rates expose the Group to fair value interest rate risk and cash flow interest rate risk respectively. The Group's interest-bearing assets mainly comprise fixed rate equity linked investments classified as financial assets at fair value through profit and loss of HK$606.5 million (2007: HK$1,419.0 million) and floating and fixed rate bank deposits of HK$12,346.6 million (2007: HK$4,838.7 million). The Group's interest bearing liabilities mainly comprises floating rate borrowings of HK$6,972.0 million (2007: HK$7,778.2 million), fixed rate borrowings of HK$7,613.0 million (2007:nil) and floating rate deposits received from customers of HK$1,074.3 million (2007: HK$1,046.3 million).

3 Financial risk management (Continued)

(a) Market risk (Continued)

(iii) Cash flow and fair value interest rate risk (Continued)

Fixed rate equity linked investment is a debt instrument that differs from a standard fixed-income debt security in which the investment's interest and final payout depends on whether share price of the underlying equity shares exceed a pre-determined price. The investment's underlying equity can be a single stock, basket of stocks, or an equity index. The fair value of the financial instruments is based on the pricing model using the market closing price of the underlying stocks and / or index, the volatilities, correlations and interest rate at the balance sheet date. Accordingly, its fair value is subject to fair value interest rate risk and price risk. The exposure to price changes is managed by closely monitoring the changes in market conditions that may have an impact on the market prices or factor affecting the value of these assets. The preparation of sensitivity analysis on fair value interest rate risk and price risk in relation to equity linked investment involves complicated valuation technique and management considers the cost outweighs benefit provided. Accordingly, no sensitivity analysis in relation to equity linked investment is presented.

At 31st December 2008, if market interest rates on bank deposits had been 100 basis points higher / lower with all other variables held constant, pre-tax profit for the year would have been HK$85.7 million (2007: HK$37.1 million) higher / lower, mainly as a result of higher / lower interest income on floating rate bank deposits.

At 31st December 2008, if market interest rates on borrowings and customers' deposits had been 100 basis points higher / lower with all other variables held constant, pre-tax profit for the year would have been HK$119.3 million (2007: HK$87.5 million) lower / higher, mainly as a result of higher / lower interest expense on floating rate borrowings and customers' deposits.

The Company

The Company's interest bearing assets mainly comprise floating rates bank deposits of HK$798.2 million (2007: HK$556.6 million). The Company's interest rate risk arises from floating rate borrowings of HK$1,700 million (2007: HK$2,560.0 million) and floating rate deposits received from customers of HK$1,068.4 million (2007: HK$1,042.5 million).

At 31st December 2008, if market interest rates on bank deposits had been 100 basis points higher / lower with all other variables held constant, pre-tax profit for the year would have been HK$5.9 million (2007: HK$4.2 million) higher / lower, mainly as a result of higher / lower bank deposits interest income on floating rate bank deposits.

At 31st December 2008, if market interest rates on borrowings and customers' deposits had been 100 basis points higher / lower with all other variables held constant, pre-tax profit for the year would have been HK$35.6 million (2007: HK$37.1 million) lower / higher, mainly as a result of higher / lower interest expense on floating rate borrowings and customers' deposits.

(b) Credit risk

Credit risk of the Group and Company mainly arises from:

	Group		Company	
	2008 **HK$'M**	2007 HK$'M	**2008** **HK$'M**	2007 HK$'M
Cash and bank deposits	**12,346.6**	4,838.7	**798.2**	556.6
Debt securities and derivative instruments	**879.5**	1,696.6	**1.1**	5.3
Trade receivables	**1,360.5**	1,386.8	**1,103.6**	1,144.2
Other receivables	**549.3**	504.1	**92.2**	76.9
Instalment receivables	**239.7**	2,590.9	**–**	–
Loans to jointly controlled entities	**831.0**	797.3	**82.6**	87.3
Loans to associated companies	**485.6**	370.0	**484.2**	216.6
Loans to minority interests	**85.4**	36.1	**–**	–

Notes to the Accounts

3 Financial risk management (Continued)

(b) Credit risk (Continued)

The Group has no significant concentrations of credit risk. The Group has credit policy to handle credit risk of customers. There is no significant concentration of sales to any individual customer. The top five largest customers account for less than 5 per cent of the total sales. Furthermore, security deposits are required for gas customers. This also applies to the PRC joint ventures where there is no significant concentration of sales to any individual customer. Debt securities, derivative and cash transactions counter parties are limited to financial institutions with good credit rating of investment grade or above. The Group has policies that limit the amount of credit exposure to any one financial institution. Also, the Group and Company monitor the exposure to credit risk in respect of the financial assistance provided to its subsidiaries, jointly controlled entities and associated companies through exercising control or influence over their financial and operating policy decisions and reviewing their financial positions on a regular basis.

The credit quality of financial assets that are neither past due nor impaired and that can be assessed by reference to external credit ratings is as follows:

	Group		Company	
	2008	2007	**2008**	2007
	%	%	**%**	%
Cash and bank deposits				
AA	**27.9**	42.1	**34.6**	63.6
A	**56.8**	29.3	**65.3**	35.9
BBB	**14.5**	26.1	**–**	0.4
Unrated	**0.8**	2.5	**0.1**	0.1
	100.0	100.0	**100.0**	100.0
Debt securities and derivative instruments				
AAA	**4.2**	0.9	**N/A**	N/A
AA	**17.9**	86.5	**N/A**	100.0
A	**73.2**	11.6	**N/A**	N/A
BBB	**1.0**	1.0	**N/A**	N/A
Unrated	**3.7**	N/A	**N/A**	N/A
	100.0	100.0	**N/A**	100.0

Credit ratings are quoted from Bloomberg.

Credit quality of loans to associated companies, loans to jointly controlled entities and trade and instalment receivables are disclosed in Notes 22, 23 and 28 respectively to the accounts. None of the financial assets that are fully performing has been renegotiated during the year.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims to maintain flexibility in funding by keeping adequate free cash and credit lines available.

The Group determines that there is no significant liquidity risk in view of our adequate and stable sources of funds and unutilised banking facilities.

3 Financial risk management (Continued)

(c) Liquidity risk (Continued)

The table below analyses the Group's and the Company's major financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than 1 year HK$'M	Between 1 and 2 years HK$'M	Between 2 and 5 years HK$'M	Over 5 years HK$'M
Group				
At 31st December 2008				
Trade and other payables	**2,746.7**	**–**	**–**	**–**
Borrowings and derivative financial instruments	**2,735.6**	**1,658.2**	**4,804.1**	**9,740.4**
At 31st December 2007				
Trade and other payables	3,140.7	–	–	–
Borrowings	3,938.3	194.9	4,200.1	2.7
Company				
At 31st December 2008				
Trade and other payables	**390.2**	**–**	**–**	**–**
Borrowings	**12.8**	**1,210.1**	**506.0**	**–**
Facilities provided to an associated company	**53.4**	**–**	**–**	**–**
At 31st December 2007				
Trade and other payables	690.2	–	–	–
Borrowings	1,625.9	36.4	1,030.1	–

Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, repurchase existing shares, issue new shares, drawdown and repay borrowings or sell assets to reduce debt.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net borrowing divided by shareholders' funds and net borrowing. Net borrowing is calculated as total borrowings, less time deposit, cash and bank deposits as shown in the consolidated balance sheet.

3 Financial risk management (Continued)

Capital risk management (Continued)

The gearing ratios at 31st December 2008 and 2007 are as follows:

	2008 HK$'M	2007 HK$'M
Total borrowings	(14,585.0)	(7,778.2)
Less: Time deposit, cash and bank deposits	12,346.6	4,838.7
Net borrowing	(2,238.4)	(2,939.5)
Shareholders' funds	(30,651.6)	(28,777.2)
	(32,890.0)	(31,716.7)
Gearing ratio	7%	9%

Fair value estimation

The fair value of financial instruments traded in active markets (such as financial assets at fair value through profit or loss and available-for-sale financial assets) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

The carrying value less impairment provision of trade and other receivables and payables (including current balances with associated companies, jointly controlled entities and minority interests) are assumed to approximate their fair values as they are current in nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated by management and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Critical accounting estimates

(i) Estimated impairment of assets

The Group tests annually whether separately recognised goodwill has suffered any impairment, in accordance with the accounting policy stated in the accounts Note 2(i). Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets exceeds its recoverable amount. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

4 Critical accounting estimates and judgements (Continued)

(a) Critical accounting estimates (Continued)

(i) *Estimated impairment of assets* (Continued)

During the year, the Group has prepared value-in-use assessments for certain investments in the PRC. These assessments use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are projected using the estimated growth rates ranging from 0 per cent to 7.0 per cent. Also, discount rates adopted for these calculations ranged from 7.5 per cent to 10.0 per cent. There was no evidence of impairment arising from these assessments.

(ii) *Useful lives of property, plant and equipment*

The Group's management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of the property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovation. Management will change the depreciation charge where useful lives are different from the previously estimated lives. It will also write-off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

(iii) *Estimate of fair value of investment property*

The valuation of investment properties (including those held by an associated company) are performed in accordance with the "The HKIS Valuation Standards on Properties (First Edition 2005)" published by the Hong Kong Institute of Surveyors and the 'International Valuation Standards' published by the International Valuation Standards Committee. The valuation is reviewed annually by qualified valuers by considering the information from a variety of sources including:

- current prices in an active market for properties of different nature, condition or location, adjusted to reflect those differences;
- recent prices of similar properties in less active markets, with adjustments to reflect any changes in economic conditions since the date of the transactions that occurred at those prices; and
- rental income derived from the terms of any existing lease and other contracts, and (where possible) from external evidence such as current market rents for similar properties in the same location and condition, and using capitalisation rates that reflect current market assessments of the uncertainty in the amount and timing of the rental income.

If information on current or recent prices of investment properties is not available, the fair values of investment properties are mainly determined using income capitalisation valuation techniques. The Group uses assumptions that are mainly based on market conditions existing at each balance sheet date.

The principal assumptions underlying management's estimation of fair value are those related to: the receipt of contractual rentals; expected future market rentals; void periods; maintenance requirements; and appropriate discount rates. These valuations are regularly compared to actual market yield data, and actual transactions by the Group and those reported by the market.

The expected future market rentals are determined on the basis of current market rentals for similar properties in the same location and condition.

(iv) *Estimate of gas and water consumption*

Revenue for gas and water supply may include an estimation of the gas and water supplied to the customers of which actual meter reading is not available. The estimation is done mainly based on the past consumption records and recent consumption pattern of individual customers. As of the year-end date, the overall billed gas and water sales are in line with the gas and water supplied to the customers.

Notes to the Accounts

4 Critical accounting estimates and judgements (Continued)

(b) Critical judgements in applying the entity's accounting policies

Impairment of available-for-sale financial assets

The Group follows the guidance of HKAS 39 to determine when an available-for-sale financial asset is impaired. This determination requires significant judgement. In making this judgement, the Group evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost; and the financial health of and short-term business outlook for the investee and historical price volatility of these investments.

If all of the declines in fair value below cost were considered significant or prolonged, the Group would suffer an additional loss of HK$329.3 million in its 2008 accounts, being the transfer of the accumulated fair value adjustments recognised in equity on the impaired available-for-sale financial assets to the consolidated income statement.

5 Segment information

The Group's principal activity is the production, distribution and marketing of gas, water and related activities in Hong Kong and mainland China. The revenue comprises the following:

	2008 **HK$'M**	2007 HK$'M
Gas sales before fuel cost adjustment	**8,379.7**	7,524.0
Fuel cost adjustment	**1,677.0**	1,021.5
Gas sales after fuel cost adjustment	**10,056.7**	8,545.5
Equipment sales	**908.3**	770.1
Maintenance and services	**285.3**	272.1
Water sales	**289.1**	260.9
Property sales	**33.2**	3,806.3
Rental income	**24.6**	9.6
Other sales	**755.0**	561.0
	12,352.2	14,225.5

5 Segment information (Continued)

(a) Primary reporting format - geographical segment

The Company, its subsidiaries, associated companies and jointly controlled entities operate in Hong Kong and mainland China. Information about the Group's operations by geographical segments is as follows:

	Hong Kong		Mainland China		Total	
	2008	2007	**2008**	2007	**2008**	2007
	HK$'M	HK$'M	**HK$'M**	HK$'M	**HK$'M**	HK$'M
Revenue	**9,235.2**	11,883.5	**3,117.0**	2,342.0	**12,352.2**	14,225.5
Segment results	**3,504.8**	5,338.1	**559.7**	370.0	**4,064.5**	5,708.1
Unallocated corporate expenses					**(450.5)**	(405.1)
					3,614.0	5,303.0
Other (losses) / gains, net					**(584.6)**	2,622.7
Interest expense					**(416.8)**	(364.0)
Share of profits less losses of associated companies	**1,600.8**	1,486.9	**219.5**	129.4	**1,820.3**	1,616.3
Share of profits less losses of jointly controlled entities	**47.1**	866.7	**477.4**	263.3	**524.5**	1,130.0
Profit before taxation					**4,957.4**	10,308.0
Taxation					**(562.6)**	(974.3)
Profit for the year					**4,394.8**	9,333.7
Attributable to:						
Shareholders of the Company					**4,302.5**	9,269.6
Minority interests					**92.3**	64.1
					4,394.8	9,333.7

Share of profits of associated companies includes HK$1,357.4 million (2007: HK$1,269.4 million), being the Group's share of post-tax change in valuation of investment properties at the International Finance Centre ("IFC") complex.

Share of profits of jointly controlled entities includes HK$47.6 million (2007: HK$866.3 million), being the Group's share of post-tax profits arising from the sale of a portion of the residential units of the Grand Promenade.

	Hong Kong		Mainland China		Total	
	2008	2007	**2008**	2007	**2008**	2007
	HK$'M	HK$'M	**HK$'M**	HK$'M	**HK$'M**	HK$'M
Segment assets	**19,061.9**	18,865.1	**8,146.1**	6,033.5	**27,208.0**	24,898.6
Associated companies	**4,959.3**	3,912.8	**5,535.5**	4,648.7	**10,494.8**	8,561.5
Jointly controlled entities	**645.4**	1,699.2	**5,605.2**	4,865.5	**6,250.6**	6,564.7
Unallocated assets					**8,000.6**	3,220.3
Total assets					**51,954.0**	43,245.1
Segment liabilities	**(2,072.3)**	(2,034.9)	**(1,748.7)**	(1,105.8)	**(3,821.0)**	(3,140.7)
Jointly controlled entities	**(32.8)**	(28.1)	**(1.2)**	(15.8)	**(34.0)**	(43.9)
Unallocated liabilities					**(16,599.2)**	(10,561.2)
Total liabilities					**(20,454.2)**	(13,745.8)
Capital expenditures	**594.4**	981.5	**1,923.0**	702.1	**2,517.4**	1,683.6
Depreciation	**471.1**	493.7	**223.1**	181.4	**694.2**	675.1
Amortisation	**8.5**	8.5	**5.7**	4.0	**14.2**	12.5

5 Segment information (Continued)

(a) Primary reporting format - geographical segment (Continued)

Segment assets comprise operating assets such as property, plant and equipment, investment property, leasehold land, intangible asset, completed property for sale, inventories, trade and other receivables and time deposits, cash and bank balances for operation. Unallocated assets comprise available-for-sale financial assets, retirement benefit assets, other non-current assets, loans to minority interests, housing loans to staff, financial assets at fair value through profit or loss and time deposits, cash and bank balances other than those included under segment assets for operation purposes.

Segment liabilities comprise operating liabilities including trade and other payables and customers' deposits. Unallocated liabilities comprise mainly provision for taxation, borrowings, deferred taxation, derivative financial instruments and loans from minority interests.

Capital expenditures comprise additions to property, plant and equipment (Note 17) and leasehold land (Note 19).

(b) Secondary reporting format – business segment

The Group's revenue is mainly generated from the production, distribution and marketing of gas, water and related activities ("Gas and Water businesses"). In 2007, significant revenue was also generated from the Ma Tau Kok South property development project which is known as Grand Waterfront ("Property business").

	2008 HK$'M	2007 HK$'M
Revenue		
Gas and Water businesses	12,294.4	10,409.6
Property business	57.8	3,815.9
	12,352.2	14,225.5
Total assets		
Gas and Water businesses	26,306.3	21,790.7
Property business	901.7	3,107.9
	27,208.0	24,898.6
Associated companies	10,494.8	8,561.5
Jointly controlled entities	6,250.6	6,564.7
Unallocated assets	8,000.6	3,220.3
	51,954.0	43,245.1
Capital expenditures		
Gas and Water businesses	2,517.4	1,600.5
Property business	–	83.1
	2,517.4	1,683.6

6 Total operating expenses

	Group 2008 HK$'M	2007 HK$'M
Stores and materials used	5,598.6	4,353.8
Cost of property sold	9.9	1,280.4
Manpower costs (Note 11)	1,006.2	993.0
Depreciation and amortisation	708.4	687.6
Other operating items	1,415.1	1,607.7
	8,738.2	8,922.5

7 Other (losses) / gains, net

	Group 2008 HK$'M	2007 HK$'M
Fair value gains on investment property (Note 18)	**113.0**	231.5
Net investment (losses) / gains (Note 8)	**(723.2)**	364.3
Gain on disposal of interests in subsidiaries (Note)	**–**	2,235.7
Provision for investment in a jointly controlled entity (Note 23(a))	**–**	(208.8)
Ineffective portion on cash flow hedges (Note 35)	**(2.1)**	–
Others	**27.7**	–
	(584.6)	2,622.7

Note
On 1st March 2007, the Group completed the disposal of the eight wholly-owned subsidiaries, which hold ten piped city-gas joint ventures, to Towngas China Company Limited ("Towngas China"), formally known as Panva Gas Holdings Limited. The disposal gain was determined based on the difference in the fair value of the Towngas China shares issued as the consideration as at 1st March 2007 of HK$3.77 per Towngas China share over the aggregate of the net asset value of the subsidiaries, the carrying amount of shareholder loans and the related transaction costs. The exchange reserve attributable to the disposed subsidiaries has also been recognised in the gain on disposal.

8 Net investment (losses) / gain

	Group 2008 HK$'M	2007 HK$'M
(a) Interest income		
Bank deposits	**194.4**	170.1
Listed available-for-sale financial assets	**0.9**	1.4
Loans to associated companies and jointly controlled entities	**23.5**	44.8
Others	**22.1**	30.1
	240.9	246.4
(b) Net realised and unrealised (losses) / gains and interest income on financial assets at fair value through profit or loss		
Listed securities	**(180.9)**	71.6
Unlisted securities	**(865.7)**	(12.8)
Exchange differences	**0.4**	17.9
	(1,046.2)	76.7
(c) Gains on disposal and maturity of available-for-sale financial assets	**–**	0.7
(d) Dividend income		
Listed available-for-sale financial assets	**25.0**	20.7
Unlisted available-for-sale financial assets	**29.2**	13.7
Listed financial assets at fair value through profit or loss	**5.7**	1.4
	59.9	35.8
(e) Other investment income	**22.2**	4.7
	(723.2)	364.3

Notes to the Accounts

9 Interest expense

	Group 2008 HK$'M	2007 HK$'M
Interest on bank loans and overdrafts wholly repayable within five years	**259.3**	364.0
Interest on guaranteed notes not wholly repayable within five years	**170.1**	–
Interest on customers' deposits	**3.1**	7.7
	432.5	371.7
Less: Amount capitalised	**(15.7)**	(7.7)
	416.8	364.0

The interest expense is capitalised at an average rate of 2.99 per cent (2007: 4.48 per cent) per annum.

10 Profit before taxation

Profit before taxation is stated after charging and (crediting) the following:

	Group 2008 HK$'M	2007 HK$'M
Cost of inventories sold	**6,086.9**	4,768.2
Depreciation and amortisation	**708.4**	687.6
Loss on disposal / write off of property, plant and equipment	**26.2**	223.7
Impairment loss of trade receivables	**26.1**	13.9
Impairment loss of instalment receivables	**26.3**	–
Operating lease rentals		
– land and buildings	**39.4**	35.2
– plant and equipment	**9.3**	6.2
Rental income from investment property		
– gross rental income	**(24.6)**	(9.6)
– outgoing expenses	**17.5**	6.9
Auditors' remuneration	**6.9**	6.6
Net loss on residential maintenance (Note)	**19.3**	14.3
Note		
Analysis of net loss on residential maintenance:		
Residential maintenance revenue	**(181.0)**	(178.2)
Less expenses:		
Manpower costs	**106.9**	100.4
Other operating and administrative expenses	**93.4**	92.1
Net loss	**19.3**	14.3

11 Manpower costs

	Group 2008 HK$'M	2007 HK$'M
Salaries and wages	**901.3**	886.2
Pension costs – defined contribution retirement schemes	**123.0**	108.6
Pension costs – defined benefit retirement scheme (Note 25)	**(18.1)**	(1.8)
	1,006.2	993.0

12 Directors' and senior management's emoluments

(a) Directors' emoluments

The remuneration of every director for the year ended 31st December 2008 is set out below:

Name of director	Fees HK$'M	Salary, allowances and benefits in kind HK$'M	Performance bonus HK$'M	Contributions to retirement scheme HK$'M	Total HK$'M
Alfred Chan Wing Kin	**0.1**	**5.0**	**16.4**	**2.8**	**24.3**
Ronald Chan Tat Hung	**0.1**	**3.7**	**4.3**	**2.2**	**10.3**
James Kwan Yuk Choi	**0.1**	**3.1**	**6.1**	**2.4**	**11.7**
Lee Shau Kee	**0.3**	**0.1**	–	–	**0.4**
Liu Lit Man	**0.2**	–	–	–	**0.2**
Leung Hay Man	**0.2**	–	–	–	**0.2**
Colin Lam Ko Yin	**0.1**	**0.1**	–	–	**0.2**
Lee Ka Kit	**0.1**	–	–	–	**0.1**
Lee Ka Shing	**0.1**	–	–	–	**0.1**
David Li Kwok Po	**0.2**	**0.1**	–	–	**0.3**
	1.5	**12.1**	**26.8**	**7.4**	**47.8**

12 Directors' and senior management's emoluments (Continued)

(a) Directors' emoluments (Continued)

The remuneration of every director for the year ended 31st December 2007 is set out below:

Name of director	Fees HK$'M	Salary, allowances and benefits in kind HK$'M	Performance bonus HK$'M	Contributions to retirement scheme HK$'M	Total HK$'M
Alfred Chan Wing Kin	0.1	5.1	16.5	2.6	24.3
Ronald Chan Tat Hung	0.1	3.4	4.5	2.4	10.4
James Kwan Yuk Choi	0.1	3.2	6.1	2.3	11.7
Lee Shau Kee	0.3	0.1	–	–	0.4
Liu Lit Man	0.2	–	–	–	0.2
Leung Hay Man	0.2	–	–	–	0.2
Colin Lam Ko Yin	0.1	0.1	–	–	0.2
Lee Ka Kit	0.1	–	–	–	0.1
Lee Ka Shing	0.1	–	–	–	0.1
David Li Kwok Po	0.2	0.1	–	–	0.3
	1.5	12.0	27.1	7.3	47.9

The above remuneration paid to directors also represents the amount of short-term employee benefits of HK$40.4 million (2007: HK$40.6 million) and post-employment benefits of HK$7.4 million (2007: HK$7.3 million) paid to the Group's key management during the year ended 31st December 2008. There were no other long-term benefits, termination benefits and share-based payment paid to the Group's key management during the year (2007: nil).

(b) Five highest paid individuals

The above analysis includes three (2007: three) individuals whose emoluments were among the five highest in the Group. Details of the emoluments payable to the remaining two (2007: two) individuals are as follows:

	2008 HK$'M	2007 HK$'M
Salaries, allowances and benefits in kind	**3.4**	3.4
Performance bonus	**4.3**	6.3
Contributions to retirement scheme	**1.4**	1.0
	9.1	10.7

Number of individuals whose emoluments fell within:

Emoluments band (HK$'M)	**2008**	2007
5.0 – 6.0	**1**	1
4.0 – 5.0	**1**	1

13 Taxation

The amount of taxation charged to the consolidated income statement represents:

	Group 2008 HK$'M	2007 HK$'M
Current taxation – provision for Hong Kong Profits Tax at the rate of 16.5% (2007: 17.5%) on the estimated assessable profits for the year	**515.8**	881.1
Current taxation – provision for PRC Enterprise Income Tax at the prevailing rates on the estimated assessable profit for the year	**38.4**	14.8
Current taxation – over provision in prior years	**(29.4)**	(10.9)
Deferred taxation – origination and reversal of temporary differences	**99.9**	88.3
Deferred taxation – change of tax rate for entities operated in the PRC	**–**	1.0
Deferred taxation – change of tax rate for entities operated in Hong Kong	**(62.1)**	–
	562.6	974.3

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of Hong Kong as follows:

	Group 2008 HK$'M	2007 HK$'M
Profit before taxation	**4,957.4**	10,308.0
Less: Share of profits less losses of associated companies	**(1,820.3)**	(1,616.3)
Share of profits less losses of jointly controlled entities	**(524.5)**	(1,130.0)
	2,612.6	7,561.7
Calculated at a tax rate of 16.5% (2007: 17.5%)	**431.1**	1,323.3
Effect of different tax rates in other countries	**38.0**	11.6
Income not subject to taxation	**(74.5)**	(600.0)
Expenses not deductible for taxation purposes	**254.6**	240.4
Utilisation of previously unrecognised tax losses	**(17.2)**	(2.3)
Over provision in prior years	**(29.4)**	(10.9)
Others	**22.1**	11.2
Change of tax rate for entities operated in the PRC	**–**	1.0
Change of tax rate for entities operated in Hong Kong	**(62.1)**	–
	562.6	974.3

Share of associated companies' taxation for the year ended 31st December 2008 of HK$327.1 million (2007: HK$341.9 million) is included in the consolidated income statement as share of profits less losses of associated companies.

Share of jointly controlled entities' taxation for the year ended 31st December 2008 of HK$132.3 million (2007: HK$240.8 million) is included in the consolidated income statement as share of profits less losses of jointly controlled entities.

14 Profit attributable to shareholders of the Company

Profit attributable to shareholders of the Company is dealt with in the accounts of the Company to the extent of HK$2,816.9 million (2007: HK$2,267.3 million).

15 Dividends

	Company 2008 HK$'M	2007 HK$'M
Interim, paid of HK 12 cents per ordinary share (2007: HK 12 cents per ordinary share)	**799.9**	727.2
Final, proposed of HK 23 cents per ordinary share (2007: HK 23 cents per ordinary share)	**1,533.1**	1,393.7
	2,333.0	2,120.9

At a meeting held on 17th March 2009, the directors declared a final dividend of HK 23 cents per ordinary share for the year ended 31st December 2008. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st December 2009.

16 Earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$4,302.5 million (2007: HK$9,269.6 million) and the weighted average of 6,665,599,584 shares (2007: 6,665,599,584 shares#) in issue during the year.

As there were no diluted potential ordinary shares outstanding during the year (2007: nil), the diluted earnings per share for the year ended 31st December 2008 is the same as the basic earnings per share.

Adjusted for the bonus issue in 2008

17 Property, plant and equipment

	Buildings, plant and equipment HK$'M	Mains and risers HK$'M	Meters and installations HK$'M	Capital work in progress HK$'M	Total HK$'M
Group					
Cost					
At 1st January 2008	5,914.0	9,992.0	1,811.3	2,172.4	19,889.7
Additions	272.7	107.2	228.0	1,880.1	2,488.0
Transfers from capital work in progress	286.2	1,945.0	–	(2,231.2)	–
Disposals / write off	(107.2)	(35.2)	(22.7)	–	(165.1)
Exchange differences	85.1	173.9	7.2	28.9	295.1
At 31st December 2008	6,450.8	12,182.9	2,023.8	1,850.2	22,507.7
Accumulated depreciation					
At 1st January 2008	3,081.4	2,706.0	1,050.7	–	6,838.1
Charge for the year	307.8	263.4	123.0	–	694.2
Disposals / write off	(96.2)	(23.0)	(15.6)	–	(134.8)
Exchange differences	16.3	14.9	2.0	–	33.2
At 31st December 2008	3,309.3	2,961.3	1,160.1	–	7,430.7
Net book value					
At 31st December 2008	3,141.5	9,221.6	863.7	1,850.2	15,077.0
At 31st December 2007	2,832.6	7,286.0	760.6	2,172.4	13,051.6
Company					
Cost					
At 1st January 2008	4,245.4	7,173.1	1,698.8	1,252.7	14,370.0
Additions	89.5	–	226.9	626.0	942.4
Transfers from capital work in progress	129.1	898.4	–	(1,027.5)	–
Disposals / write off	(84.8)	(35.2)	(22.1)	–	(142.1)
At 31st December 2008	4,379.2	8,036.3	1,903.6	851.2	15,170.3
Accumulated depreciation					
At 1st January 2008	2,711.3	2,431.1	1,018.7	–	6,161.1
Charge for the year	174.1	169.0	115.8	–	458.9
Disposals / write off	(84.6)	(23.0)	(15.3)	–	(122.9)
At 31st December 2008	2,800.8	2,577.1	1,119.2	–	6,497.1
Net book value					
At 31st December 2008	1,578.4	5,459.2	784.4	851.2	8,673.2
At 31st December 2007	1,534.1	4,742.0	680.1	1,252.7	8,208.9

Notes to the Accounts

17 Property, plant and equipment (Continued)

	Property under development HK$'M	Buildings, plant and equipment HK$'M	Mains and risers HK$'M	Meters and installations HK$'M	Capital work in progress HK$'M	Total HK$'M
Group						
Cost						
At 1st January 2007	95.4	5,646.5	9,385.4	2,058.6	1,600.6	18,786.5
Additions	83.1	153.1	97.1	166.0	1,156.0	1,655.3
Acquisition of a subsidiary	–	24.7	17.4	–	–	42.1
Transfers from capital work in progress	–	72.3	486.5	3.9	(562.7)	–
Transfers to investment property	(178.5)	–	–	–	–	(178.5)
Disposals of subsidiaries	–	(54.5)	(135.4)	–	(42.3)	(232.2)
Disposals / write off	–	(15.9)	(33.4)	(425.1)	(0.3)	(474.7)
Exchange differences	–	87.8	174.4	7.9	21.1	291.2
At 31st December 2007	–	5,914.0	9,992.0	1,811.3	2,172.4	19,889.7
Accumulated depreciation						
At 1st January 2007	–	2,801.5	2,467.4	1,131.7	–	6,400.6
Charge for the year	–	284.3	253.4	137.4	–	675.1
Disposals of subsidiaries	–	(8.3)	(6.1)	–	–	(14.4)
Disposals / write off	–	(8.2)	(20.8)	(220.1)	–	(249.1)
Exchange differences	–	12.1	12.1	1.7	–	25.9
At 31st December 2007	–	3,081.4	2,706.0	1,050.7	–	6,838.1
Net book value						
At 31st December 2007	–	2,832.6	7,286.0	760.6	2,172.4	13,051.6
At 31st December 2006	95.4	2,845.0	6,918.0	926.9	1,600.6	12,385.9
Company						
Cost						
At 1st January 2007	–	4,163.3	6,921.1	1,954.9	918.2	13,957.5
Additions	–	65.1	126.6	166.9	506.6	865.2
Transfers from capital work in progress	–	20.6	149.4	2.1	(172.1)	–
Disposals / write off	–	(3.6)	(24.0)	(425.1)	–	(452.7)
At 31st December 2007	–	4,245.4	7,173.1	1,698.8	1,252.7	14,370.0
Accumulated depreciation						
At 1st January 2007	–	2,540.8	2,268.8	1,108.7	–	5,918.3
Charge for the year	–	174.1	178.9	130.0	–	483.0
Disposals / write off	–	(3.6)	(16.6)	(220.0)	–	(240.2)
At 31st December 2007	–	2,711.3	2,431.1	1,018.7	–	6,161.1
Net book value						
At 31st December 2007	–	1,534.1	4,742.0	680.1	1,252.7	8,208.9
At 31st December 2006	–	1,622.5	4,652.3	846.2	918.2	8,039.2

As at 31st December 2008, there were no mains and risers under finance lease (2007: HK$259.8 million).

18 Investment property

	Group 2008 HK$'M	2007 HK$'M
At 1st January	**410.0**	–
Transferred from property under development	–	178.5
Fair value gains (Note 7)	**113.0**	231.5
At 31st December	**523.0**	410.0

The construction of the commercial complex of Ma Tau Kok South property development project, namely, Grand Waterfront was completed in 2007 and the costs were transferred to investment property. The Group's interest in investment property is held in Hong Kong under leases of over 50 years.

The investment property was revalued at 31st December 2008 by an independent professionally qualified valuer, Knight Frank Petty Limited, on an open market value basis.

19 Leasehold land

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book values are analysed as follows:

	Group 2008 HK$'M	2007 HK$'M	Company 2008 HK$'M	2007 HK$'M
Held in Hong Kong:				
Leases of 10 to 50 years	**327.4**	335.8	**248.4**	254.8
Held outside Hong Kong:				
Leases of 10 to 50 years	**231.6**	196.4	–	–
Leases of over 50 years	**2.0**	1.9	–	–
	561.0	534.1	**248.4**	254.8

The Group's interests in leasehold land and land use rights movements during the year are analysed as follows:

	Group 2008 HK$'M	2007 HK$'M	Company 2008 HK$'M	2007 HK$'M
At 1st January	**534.1**	478.8	**254.8**	261.2
Additions	**29.4**	28.3	–	–
Acquisition of a subsidiary	–	44.2	–	–
Disposal of subsidiaries	–	(13.6)	–	–
Disposals	**(0.4)**	–	–	–
Amortisation	**(14.2)**	(12.5)	**(6.4)**	(6.4)
Exchange differences	**12.1**	8.9	–	–
At 31st December	**561.0**	534.1	**248.4**	254.8

Notes to the Accounts

20 Intangible asset

	Group 2008 HK$'M	2007 HK$'M
Goodwill		
At 1st January	**185.1**	48.6
Addition	**–**	131.9
Disposal of a subsidiary	**–**	(4.8)
Exchange differences	**11.3**	9.4
At 31st December	**196.4**	185.1

There is no impairment for intangible asset as at 31st December 2007 and 2008.

21 Subsidiaries

	Company 2008 HK$'M	2007 HK$'M
Unlisted shares and registered capital at cost	**307.7**	307.7
Amounts due from subsidiaries	**12,490.8**	10,817.8
	12,798.5	11,125.5
Loan to a subsidiary	**68.9**	–
Amounts due to subsidiaries	**(10,022.1)**	(6,884.5)

Loan to a subsidiary in the PRC of HK$68.9 million is denominated in USD, unsecured and bear interest at the prevailing lending rate quoted by The People's Bank of China Rate and repayable in 2009.

Amounts due to subsidiaries denominated in HKD, USD and Renminbi ("RMB") amount to HK$9,568.4 million (2007: HK$5,916.9 million), HK$325.2 million (2007: HK$745.2 million) and HK$128.0 million (2007: HK$112.8 million) respectively. Remaining balances are denominated in other currencies. Amounts due from subsidiaries are neither past due nor impaired and there is no history of default. The principal subsidiaries of the Company are shown on pages 125 to 128 of the accounts.

22 Associated companies

	Group		Company	
	2008	2007	**2008**	2007
	HK$'M	HK$'M	**HK$'M**	HK$'M
Investments in associated companies, including goodwill	**10,009.2**	8,191.5	**–**	–
Loans to an associated company – non-current	**456.2**	195.0	**456.2**	195.0
	10,465.4	8,386.5	**456.2**	195.0
Loans to associated companies – current	**29.4**	175.0	**28.0**	21.6
Amount due to an associated company – current	**–**	–	**–**	(98.4)

Carrying amount of loans to associated companies approximate their fair value and comprises the following:

(a) Loans to Towngas China of HK$456.2 million (2007: HK$195.0 million) are denominated in HKD and USD. The loans are unsecured, bear interest at Hong Kong Inter-bank Offered Rate plus 1.25 per cent and fully repayable in 2013. As at 31st December 2008, the unutilised facility amount is HK$53.4 million and is available for the drawdown in any time before 7th April 2009.

(b) Loans to an associated company in Hong Kong of HK$0.7 million (2007: HK$151.6 million) for the financing of properties development projects are denominated in HKD, unsecured, interest free and have no fixed terms of repayment.

(c) Other loans of HK$28.7 million (2007: HK$23.4 million) made to the PRC gas related associated companies are mainly denominated in USD, unsecured, interest free and have no fixed terms of repayment.

Loans to associated companies are neither past due nor impaired and there is no history of default.

Amount due to an associated company is denominated in HKD, unsecured, interest free and with no fixed terms of repayment.

22 Associated companies (Continued)

Particulars of the associated companies as at 31st December 2008 are listed below:

Name	Note	Issued share capital / registered capital	Percentage of the Group's equity interest	Place of incorporation / operation	Principal activity
Anhui Province Natural Gas Development Company Limited		RMB 200.0 million	25.0	PRC	Mid-stream natural gas project
GH-Fusion Limited		200 shares of US$1 each	50.0	British Virgin Islands	Investment holding
Hebei Natural Gas Company Limited		RMB 220.0 million	45.0	PRC	Mid-stream natural gas project
Lane Success Development Limited	(i)	10,000 shares of HK$1 each	45.0	Hong Kong	Property development
Central Waterfront Property Investment Holdings Limited	(ii)	100 shares of US$1 each	15.8	British Virgin Islands / Hong Kong	Investment holding
Shenzhen Gas Corporation Limited		RMB 772.0 million	30.0	PRC	Gas sales and related businesses
Towngas China Company Limited	(iii)	1,957,556,330 shares of HK$0.1 each	45.6	Cayman Island / PRC	Investment holding
[1] Jiangxi Feng Long Mining Company Limited		RMB 236.1 million	25.0	PRC	Coal mining and related businesses
[1] Dalian DETA Hong Kong and China Gas Company Limited		RMB 137.2 million	40.0	PRC	Gas sales and related businesses

1 Newly acquired during the year

Notes

(i) The Group holds a 45 per cent interest in Lane Success Development Limited whose principal activity is the development of King's Park Hill project. The completed property development project is a joint development with Henderson Land Development Company Limited.

22 Associated companies (Continued)

(ii) The Group has an effective interest of approximately 15.8 per cent in the IFC complex through its interest in Central Waterfront Property Investment Holdings Limited ("CWPI"). With the Group's presence in the board of directors of CWPI and participation in the financial and operating policies of the IFC complex, the Group could exercise a significant influence over CWPI and accordingly the investment is accounted for as an associated company.

(iii) Towngas China is a listed company in The Stock Exchange of Hong Kong Limited. On 1st March 2007, the Group obtained 772,911,729 new shares of Towngas China. In 2007 and 2008, the Group further acquired an aggregate of 120,261,172 shares of Towngas China. As at 31st December 2008, the Group held 893,172,901 shares of Towngas China or approximately 45.63 per cent equity interest of Towngas China. The carrying value and the market value of the Group's investment as at 31st December 2008 in Towngas China amounted to HK$3,797.3 million (2007: HK$3,564.8 million) and HK$1,366.6 million (2007: HK$3,683.8 million) respectively.

The following amounts represent the Group's share of the assets and liabilities, and income and results of the associated companies and are included in the consolidated balance sheet and income statement:

	Group	
	2008	2007
	HK$'M	HK$'M
Assets		
Non-current assets	**14,415.2**	11,801.5
Current assets	**1,773.9**	1,514.4
	16,189.1	13,315.9
Liabilities		
Non-current liabilities	**(5,383.2)**	(4,791.7)
Current liabilities	**(1,984.6)**	(1,398.5)
	(7,367.8)	(6,190.2)
Net assets	**8,821.3**	7,125.7
Income	**6,070.2**	5,708.6
Expenses, including taxation	**(4,249.9)**	(4,092.3)
Profit after taxation	**1,820.3**	1,616.3

Notes to the Accounts

23 Jointly controlled entities

	Group 2008 HK$'M	Group 2007 HK$'M	Company 2008 HK$'M	Company 2007 HK$'M
Investments in jointly controlled entities, including goodwill (Note (a))	**5,419.6**	5,767.4	**849.3**	849.3
Loans to jointly controlled entities – non-current (Note (b))	**744.4**	734.3	**82.6**	82.6
	6,164.0	6,501.7	**931.9**	931.9
Loans to jointly controlled entities – current (Note (b))	**86.6**	63.0	**–**	4.7
Amounts due to jointly controlled entities – current (Note (c))	**(34.0)**	(43.9)	**(0.8)**	–

Notes

(a) The recoverable amount of investments in jointly controlled entities is determined by a value-in-use calculation which uses cash flow projections based on management's best estimation of growth rates and discount rates. For the year ended 31st December 2007, management adjusted down the carrying value of a PRC jointly controlled entity by HK$208.8 million to reflect the investment's recoverable value (Note 7).

(b) Loans to jointly controlled entities are mainly provided to the PRC joint ventures, which are mainly denominated in USD, unsecured, interest free and with no fixed terms of repayment for the current amounts and fully repayable from 2013 to 2015 for the non-current amounts except for the following:

- HK$33.8 million (2007: HK$31.8 million) to Hangzhou joint venture at a fixed interest rate ranging from 5.76 per cent to 7.74 per cent per annum and fully repayable in 2012.
- HK$193.2 million (2007: HK$188.1 million) to Nanjing joint venture with fixed rates ranging from 2.88 per cent to 3.06 per cent per annum and fully repayable in 2013.
- HK$24.6 million (2007: HK$22.5 million) to Jilin Tianyuan joint venture at a fixed interest rate of 6.12 per cent per annum and fully repayable in 2009.

Loans to jointly controlled entities are neither past due nor impaired and there is no history of default.

(c) Amounts due to jointly controlled entities are denominated in HKD, unsecured, interest free and with no fixed terms of repayment. An amount due to Changzhou joint venture of HK$10.6 million as at 31st December 2007, which was denominated in RMB and borne interest at 5.8 per cent per annum, was fully repaid during the year.

23 Jointly controlled entities (Continued)

Particulars of the jointly controlled entities as at 31st December 2008 are listed below:

Name	Issued share capital / registered capital	Percentage of the Group's equity interest	Place of incorporation / operation	Principal activity
Yieldway International Limited	2 shares of HK$1 each	50	Hong Kong	Property development
# Beijing Beiran & HKCG Gas Company Limited	RMB 44.4 million	50	PRC	Gas sales and related businesses
Changzhou Hong Kong and China Gas Company Limited	RMB 166.0 million	50	PRC	Gas sales and related businesses
Hangzhou Hong Kong and China Gas Company Limited	US$ 20.0 million	50	PRC	Gas sales and related businesses
吉林天元石油有限公司 (Jilin Tianyuan Company Limited)	RMB 5.0 million	50	PRC	Natural gas exploitation
Jilin Province Natural Gas Exploitation Company Limited	RMB 120.0 million	49	PRC	Mid stream natural gas project
Jinan Hong Kong and China Gas Company Limited	RMB 470.0 million	50	PRC	Gas sales and related businesses
Maanshan ECO Auto Fuel Company Limited	RMB 10.5 million	30	PRC	Natural gas filling station
Nanjing Hong Kong and China Gas Company Limited	RMB 600.0 million	50	PRC	Gas sales and related businesses
Suzhou Hong Kong and China Gas Company Limited	RMB 100.0 million	55	PRC	Gas sales and related businesses
Suzhou Industrial Park Qingyuan Hong Kong & China Water Company Limited	RMB 2,197.0 million	50	PRC	Water supply and sewage treatment
# Tongling Hong Kong and China Gas Company Limited	RMB 100.0 million	70	PRC	Gas sales and related businesses
Towngas TelChina (Shandong) Company Limited	RMB 40.0 million	50	PRC	Telecommunication Pipe-laying Project
Wuhan Natural Gas Company Limited	RMB 420.0 million	50	PRC	Gas sales and related businesses
# Xian Qinhua Natural Gas Company Limited	RMB 1,000.0 million	49	PRC	Gas sales and related businesses

Direct jointly controlled entities of the Company

23 Jointly controlled entities (Continued)

The following amounts represent the Group's share of the assets and liabilities, and income and results of the jointly controlled entities and are included in the consolidated balance sheet and income statement:

	Group	
	2008	2007
	HK$'M	HK$'M
Assets		
Non-current assets	**7,205.7**	6,379.8
Current assets	**2,103.6**	2,734.1
	9,309.3	9,113.9
Liabilities		
Non-current liabilities	**(1,576.5)**	(1,192.0)
Current liabilities	**(2,692.5)**	(2,512.4)
	(4,269.0)	(3,704.4)
Net assets	**5,040.3**	5,409.5
Income	**3,528.3**	4,386.0
Expenses, including taxation	**(3,003.8)**	(3,256.0)
Profit after taxation	**524.5**	1,130.0

24 Available-for-sale financial assets

	Group		Company	
	2008	2007	**2008**	2007
	HK$'M	HK$'M	**HK$'M**	HK$'M
Debt securities (Note (a))	**144.4**	209.0	**–**	–
Equity securities (Note (b))	**960.8**	857.9	**60.9**	25.8
	1,105.2	1,066.9	**60.9**	25.8
Market value of listed investments	**759.5**	728.8	**60.9**	25.8

24 Available-for-sale financial assets (Continued)

	Group 2008 HK$'M	Group 2007 HK$'M	Company 2008 HK$'M	Company 2007 HK$'M
Notes				
(a) Debt securities				
Listed – overseas	**131.0**	188.1	**–**	–
Unlisted	**13.4**	20.9	**–**	–
	144.4	209.0	**–**	–
(b) Equity securities				
Listed – Hong Kong	**440.0**	540.7	**30.5**	25.8
Listed – overseas	**188.5**	–	**30.4**	–
Unlisted	**332.3**	317.2	**–**	–
	960.8	857.9	**60.9**	25.8

During the year, the Group reclassified debt and equity securities that are no longer held for the purpose of selling in the near term out of the financial assets at fair value through profit or loss category into available-for-sale category. Fair value of these debt and equity investments at date of reclassification amounted to HK$414.9 million. The Group believes that the deterioration of the world's financial markets that occurred during the third quarter of 2008 represents a rare circumstance that allows such a reclassification.

As at 31st December 2008, the fair values of debt and equity securities assets reclassified during the current year are HK$265.3 million (2007: no such reclassification permitted).

During the year ended 31st December 2008, the Group recognised fair value loss of HK$8.0 million before the reclassification of debt and equity securities (year ended 31st December 2007: HK$22.7 million).

A fair value decrease of HK$149.6 million was recognised in revaluation reserve in equity in the current year after the reclassification on the debt and equity securities.

If the Group had not reclassified the debt and equity securities during the year, fair value losses recognised for the year in the consolidated income statement will be increased by HK$149.6 million.

Available-for-sale financial assets denominated in HKD, USD, RMB, EUR, CHF and JPY amount to HK$440.1 million (2007: HK$540.7 million), HK$286.3 million (2007: HK$209.0 million), and HK$332.3 million (2007: HK$317.2 million), HK$21.5 million (2007: nil), HK$19.1 million (2007: nil) and HK$5.9 million (2007: nil) respectively. No provision for impairment on available-for-sale financial assets was made in 2008 (2007: nil).

Notes to the Accounts

25 Retirement benefit assets

	Group and Company 2008 HK$'M	2007 HK$'M
At 31st December	**64.7**	42.2

The Group operates a defined benefit retirement scheme in Hong Kong, namely the Workmen Retirement Scheme which is a final salary defined benefit scheme.

The amounts recognised in the balance sheet and the history of experience adjustments are shown as follows:

	Group and Company			
	2008 HK$'M	2007 HK$'M	2006 HK$'M	2005 HK$'M
Fair value of plan assets	**325.1**	512.9	376.8	1,891.9
Present value of funded obligations	**(394.5)**	(260.6)	(272.0)	(1,832.4)
Present value of (underfunded) / overfunded obligations	**(69.4)**	252.3	104.8	59.5
Unrecognised actuarial losses / (gains)	**134.1**	(210.1)	(687.0)	(75.6)
Assets / (liabilities) in the balance sheet	**64.7**	42.2	(582.2)	(16.1)
Experience adjustments arising on plan liabilities – (losses) / gains	**(6.9)**	3.2	5.5	6.7
Experience adjustments arising on plan assets – (losses) / gains	**(215.4)**	116.4	119.3	2.2

The plan assets included the Company's ordinary shares with a fair value of HK$0.3 million (2007: nil) as at 31st December 2008.

The amounts recognised in the income statement are as follows:

	Group and Company 2008 HK$'M	2007 HK$'M
Current service cost	**10.9**	12.2
Interest cost	**8.6**	9.7
Expected return on plan assets	**(28.9)**	(22.0)
Net actuarial gains recognised for the year	**(8.7)**	(1.7)
Total (Note 11)	**(18.1)**	(1.8)

The movement in the defined benefit obligation is as follows:

	Group and Company 2008 HK$'M	2007 HK$'M
At 1st January	**260.6**	272.0
Current service cost	**10.8**	12.2
Interest cost	**8.7**	9.7
Benefits paid	**(5.7)**	(6.6)
Actuarial losses / (gains)	**120.1**	(26.7)
At 31st December	**394.5**	260.6

25 Retirement benefit assets (Continued)

The movement in the fair value of plan assets is as follows:

	Group and Company 2008 HK$'M	2007 HK$'M
At 1st January	**512.9**	376.8
Expected return on plan assets	**28.9**	22.0
Actuarial (losses) / gains	**(215.4)**	116.4
Contribution paid	**4.4**	4.3
Benefits paid	**(5.7)**	(6.6)
At 31st December	**325.1**	512.9

The movement in the asset recognised in the balance sheet:

	Group and Company 2008 HK$'M	2007 HK$'M
At 1st January	**42.2**	36.1
Total income (Note 11)	**18.1**	1.8
Contribution paid	**4.4**	4.3
At 31st December	**64.7**	42.2

The actual losses on plan assets were HK$186.5 million (2007: return of HK$138.4 million).

The major categories of plan assets as a percentage of total plan assets are as follows:

	Group and Company 2008 %	2007 %
Equity securities	**57.0**	71.0
Debt securities	**29.0**	16.0
Cash	**14.0**	13.0

The principal actuarial assumptions used are as follows:

	Group and Company 2008 %	2007 %
Discount rate	**1.3**	3.5
Expected rate of return on plan assets	**5.3**	5.8
Expected rate of future salary increases	**3.5**	3.5

Expected contributions to the scheme for the year ending 31st December 2009 are HK$4.4 million.

26 Other non-current assets

Included in other non-current assets are non-current portion of second mortgage loans to buyers of the Grand Waterfront developed by the Group of HK$89.1 million (2007: HK$105.8 million), which are denominated in HKD. Second mortgage loans are secured by the mortgaged properties, bear interest at prime rate and are repayable in periods ranging from 15 to 25 years from the dates of draw down.

27 Inventories

	Group		Company	
	2008 **HK$'M**	2007 HK$'M	**2008** **HK$'M**	2007 HK$'M
Stores and materials	**563.8**	617.3	**390.2**	494.0
Work in progress	**1,242.2**	370.5	**349.7**	329.3
	1,806.0	987.8	**739.9**	823.3

The Group wrote inventories down by HK$2.8 million (2007: wrote down by HK$5.8 million) to net realisable value during the year.

28 Trade and other receivables

	Group		Company	
	2008 **HK$'M**	2007 HK$'M	**2008** **HK$'M**	2007 HK$'M
Trade receivables (Note (a))	**1,360.5**	1,386.8	**1,103.6**	1,144.2
Instalment receivables (Note (b))	**239.7**	2,590.9	**–**	–
Other receivables	**549.3**	504.1	**92.2**	76.9
Payments in advance	**280.4**	310.1	**16.0**	13.0
	2,429.9	4,791.9	**1,211.8**	1,234.1

Trade and other receivables of the Group denominated in HKD, USD and RMB amount to HK$1,602.2 million (2007: HK$4,016.5 million), HK$82.2 million (2007: HK$130.0 million) and HK$739.7 million (2007: HK$632.7 million) respectively. Remaining balances are denominated in other currencies.

Trade and other receivables of the Company denominated in HKD and USD amount to HK$1,202.6 million (2007: HK$1,224.8 million) and HK$7.8 million (2007: HK$9.2 million) respectively. Remaining balances are denominated in other currencies.

28 Trade and other receivables (Continued)

Notes

(a) The Group has established credit policies for different types of customers. The credit period offered for trade receivables, which subject to periodic review by management, ranges from 30 to 60 days except for gas receivables of the Company which are due by 8 working days after billing date. As at 31st December 2008, the aging analysis of the trade receivables, net of impairment provision, is as follows:

	Group		Company	
	2008	2007	**2008**	2007
	HK$'M	HK$'M	**HK$'M**	HK$'M
0 – 30 days	**1,128.9**	1,148.4	**946.2**	978.4
31 – 60 days	**35.8**	56.7	**25.2**	42.2
61 – 90 days	**28.6**	27.4	**20.2**	17.4
Over 90 days	**167.2**	154.3	**112.0**	106.2
	1,360.5	1,386.8	**1,103.6**	1,144.2

(i) At 31st December 2008, trade receivables of the Group and the Company that were neither past due nor impaired amount to HK$973.4 million (2007: HK$1,094.9 million) and HK$871.1 million (2007: HK$963.5 million) respectively. These balances mainly relate to individuals or companies that have been the Group's or the Company's customers for more than 6 months and with no history of default in the past.

(ii) Receivables that were past due but not impaired relate to a wide range of customers and management believes that no impairment provision is necessary as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The aging analysis of trade receivables that were past due but not impaired is as follows:

	Group		Company	
	2008	2007	**2008**	2007
	HK$'M	HK$'M	**HK$'M**	HK$'M
0 – 30 days	**155.5**	53.5	**75.1**	14.9
31 – 60 days	**35.8**	56.7	**25.2**	42.2
61 – 90 days	**28.6**	27.4	**20.2**	17.4
Over 90 days	**167.2**	154.3	**112.0**	106.2
	387.1	291.9	**232.5**	180.7

28 Trade and other receivables (Continued)

(a) (Continued)

(iii) As at 31st December 2008, trade receivables of the Group and the Company amounting to HK$55.6 million (2007: HK$47.7 million) and HK$41.9 million (2007: HK$41.2 million) respectively were impaired, all of which are aged over 90 days. The individually impaired receivables mainly relate to customers that have either been placed under liquidation or in severe financial difficulties.

The movements in the provision for impairment of trade receivables are as follows:

	Group		Company	
	2008	2007	**2008**	2007
	HK$'M	HK$'M	**HK$'M**	HK$'M
At 1st January	**47.7**	48.9	**41.2**	46.4
Impairment loss recognised	**26.1**	13.9	**19.7**	7.6
Uncollectible amounts written off	**(19.2)**	(15.4)	**(19.0)**	(12.8)
Exchange differences	**1.0**	0.3	**–**	–
At 31st December	**55.6**	47.7	**41.9**	41.2

(b) This represents the instalment receivables for the sale of residential units of Grand Waterfront. The balances are denominated in HKD, interest free and repayable in accordance with the terms of the contracts. As at 31st December 2008, balances of HK$231.9 million were past due (2007: HK$121.3 million). The management had critically assessed the impairment of the balances and provision for impairment of HK$26.3 million was made (2007: nil). The remaining balances are neither past due nor impaired. Before full settlement of the balances, the legal titles of the units are retained by the Group.

29 Financial assets at fair value through profit or loss

	Group		Company	
	2008 **HK$'M**	2007 HK$'M	**2008** **HK$'M**	2007 HK$'M
Debt securities (Note (a))	**735.1**	1,487.6	**1.1**	5.3
Equity securities (Note (b))	**32.3**	419.2	**4.2**	125.2
	767.4	1,906.8	**5.3**	130.5
Market value of listed investments	**138.1**	445.2	**4.2**	125.2
Notes				
(a) Debt securities				
Listed – Hong Kong	**97.9**	–	–	–
Listed – overseas	**7.9**	26.0	–	–
Unlisted	**629.3**	1,461.6	**1.1**	5.3
	735.1	1,487.6	**1.1**	5.3
(b) Equity securities				
Listed – Hong Kong	**9.1**	5.4	–	1.8
Listed – overseas	**23.2**	413.8	**4.2**	123.4
	32.3	419.2	**4.2**	125.2

Unlisted debt securities include equity linked investments of HK$606.5 million (2007: HK$1,419.0 million), whose fair values are determined by valuation technique taking into account market interest rate and share price of underlying equity securities.

Financial assets at fair value through profit or loss are denominated in the following currencies:

	Group		Company	
	2008 **HK$'M**	2007 HK$'M	**2008** **HK$'M**	2007 HK$'M
USD	**559.3**	1,802.1	**1.1**	109.4
EUR	–	7.1	–	3.1
GBP	**7.7**	22.6	**4.2**	16.2
CHF	–	69.5	–	–
HKD	**96.7**	5.5	–	1.8
RMB	**32.4**	–	–	–
AUD	**58.5**	–	–	–
NZD	**12.8**	–	–	–
	767.4	1,906.8	**5.3**	130.5

30 Time deposits, cash and bank balances

	Group 2008 HK$'M	Group 2007 HK$'M	Company 2008 HK$'M	Company 2007 HK$'M
Time deposits over three months	**55.7**	19.9	**–**	–
Time deposits up to three months	**11,314.9**	3,399.4	**755.6**	444.7
Cash and bank balances	**976.0**	1,419.4	**42.6**	111.9
	12,290.9	4,818.8	**798.2**	556.6

The effective interest rates on time deposits in Hong Kong and mainland China are 1.33 per cent and 2.58 per cent respectively (2007: 4.76 per cent and 3.1 per cent). These deposits have an average maturity within 60 days.

Time deposits, cash and bank balances of the Group denominated in HKD, USD and RMB amount to HK$5,710.1 million (2007: HK$883.1 million), HK$5,791.3 million (2007: HK$3,124.5 million) and HK$759.6 million (2007: HK$759.3 million) respectively. Remaining balances are denominated in other currencies.

Time deposits, cash and bank balances of the Company denominated in HKD and USD amount to HK$554.6 million (2007: HK$148.4 million) and HK$161.8 million (2007: HK$364.0 million) respectively. Remaining balances are denominated in other currencies.

31 Trade and other payables

	Group 2008 HK$'M	Group 2007 HK$'M	Company 2008 HK$'M	Company 2007 HK$'M
Trade payables (Note (a))	**463.4**	536.9	**72.1**	140.8
Other payables and accruals (Note (b))	**2,283.3**	2,603.8	**318.1**	549.4
	2,746.7	3,140.7	**390.2**	690.2

Notes

(a) At 31st December 2008, the aging analysis of the trade payables is as follows:

	Group 2008 HK$'M	Group 2007 HK$'M	Company 2008 HK$'M	Company 2007 HK$'M
0 – 30 days	**294.6**	370.3	**70.3**	140.4
31 – 60 days	**35.2**	40.1	**1.7**	0.3
61 – 90 days	**14.2**	15.2	**0.1**	0.1
Over 90 days	**119.4**	111.3	**–**	–
	463.4	536.9	**72.1**	140.8

(b) The balance includes an amount of approximately HK$109.5 million (2007: HK$695.0 million) payable to Henderson Land Development Company Limited in relation to its entitlement to 27 per cent of the net sales proceeds generated from the sales of residential units of Grand Waterfront.

31 Trade and other payables (Continued)

(c) Trade and other payables of the Group denominated in HKD, USD and RMB amount to HK$816.2 million (2007: HK$1,727.9 million), HK$95.5 million (2007: HK$185.6 million) and HK$1,768.8 million (2007: HK$1,131.6 million) respectively. Remaining balances are denominated in other currencies.

Trade and other payables of the Company denominated in HKD and USD amount to HK$241.1 million (2007: HK$383.2 million) and HK$74.7 million (2007: HK$231.5 million) respectively. Remaining balances are denominated in other currencies.

32 Borrowings

	Group		Company	
	2008	2007	**2008**	2007
	HK$'M	HK$'M	**HK$'M**	HK$'M
Non-current				
Bank loans	**4,729.5**	4,255.6	**1,700.0**	1,200.0
Finance lease liability	**–**	17.8	**–**	–
Guaranteed notes (Note (a))	**7,613.0**	–	**–**	–
	12,342.5	4,273.4	**1,700.0**	1,200.0
Current				
Bank overdrafts	**–**	10.0	**–**	10.0
Bank loans	**2,242.5**	3,427.2	**–**	1,350.0
Finance lease liability	**–**	67.6	**–**	–
	2,242.5	3,504.8	**–**	1,360.0
Total borrowings	**14,585.0**	7,778.2	**1,700.0**	2,560.0

Notes

(a) On 7th August 2008, HKCG (Finance) Limited, a wholly-owned subsidiary of the Company, issued guaranteed notes in the aggregate principal amount of US$1.0 billion. The guaranteed notes are guaranteed by the Company as to repayment, carry a fixed coupon rate of 6.25 per cent per annum payable semi-annually in arrear and have a maturity term of 10 years. The notes are listed on The Stock Exchange of Hong Kong Limited. During the year, the Group repurchased US$5.0 million principal amount of the notes. The market value of the notes as at 31st December 2008 was HK$8,373.5 million.

(b) All bank loans, overdrafts and guaranteed notes are unsecured. In 2007, the finance lease was effectively secured as, in the event of default, the rights of the leased plant and equipment would be reverted to the lessor.

The exposure of the Group's and Company's borrowings to interest-rate changes and the contractual repricing dates are all within 6 months from the balance sheet date, except guaranteed notes as they are subjected to fixed interest rate.

32 Borrowings (Continued)

The maturity of borrowings is as follows:

	Group						Company	
	Bank loans and overdrafts		Finance lease		Guaranteed notes		Bank loans and overdrafts	
	2008	2007	**2008**	2007	**2008**	2007	**2008**	2007
	HK$'M	HK$'M	**HK$'M**	HK$'M	**HK$'M**	HK$'M	**HK$'M**	HK$'M
Within 1 year	**2,242.5**	3,437.2	**–**	67.6	**–**	–	**–**	1,360.0
Between 1 and 2 years	**1,200.0**	21.4	**–**	17.8	**–**	–	**1,200.0**	–
Between 2 and 5 years	**3,527.2**	4,232.1	**–**	–	**–**	–	**500.0**	1,200.0
Wholly repayable within 5 years	**6,969.7**	7,690.7	**–**	85.4	**–**	–	**1,700.0**	2,560.0
Over 5 years	**2.3**	2.1	**–**	–	**7,613.0**	–	**–**	–

The effective interest rates at the balance sheet date are as follows:

	Group			
	2008		2007	
	HKD	**RMB**	HKD	RMB
Bank overdrafts	**N/A**	**N/A**	6.8%	N/A
Bank loans	**0.8%**	**6%**	3.8%	5.8%
Finance lease liability	**N/A**	**N/A**	N/A	7.8%
Guaranteed notes	**5.4%**	**N/A**	N/A	N/A

All the bank borrowings are at variable rates and the carrying amounts of all borrowings approximate their fair value.

The carrying amounts of the borrowings are denominated in the following currencies:

	Group		Company	
	2008	2007	**2008**	2007
	HK$'M	HK$'M	**HK$'M**	HK$'M
HKD	**4,858.4**	6,048.8	**1,700.0**	2,560.0
RMB	**2,113.6**	1,729.4	**–**	–
USD	**7,613.0**	–	**–**	–
	14,585.0	7,778.2	**1,700.0**	2,560.0

	Group	
	2008	2007
	HK$'M	HK$'M
Finance lease liability - minimum lease payments:		
Not later than 1 year	**–**	83.3
Later than 1 year and not later than 5 years	**–**	18.5
	–	101.8
Future finance charges on finance leases	**–**	(16.4)
Present value of finance lease liabilities	**–**	85.4

33 Customers' deposits

Customers' deposits mainly represent deposits received from customers pursuant to gas supply contracts agreed with customers and are repayable upon termination of gas supply contracts.

The balances are denominated in HKD and bear interest at bank saving rate.

34 Deferred taxation

The movement in the deferred taxation is as follows:

	Group		Company	
	2008	2007	**2008**	2007
	HK$'M	HK$'M	**HK$'M**	HK$'M
At 1st January	**1,228.2**	1,131.3	**1,032.2**	1,021.9
Charged / (credited) to income statement (Note 13)	**37.8**	89.3	**(2.0)**	10.3
Exchange differences	**6.9**	7.6	**–**	–
At 31st December	**1,272.9**	1,228.2	**1,030.2**	1,032.2

Prior to offsetting of balances within the same taxation jurisdiction, the movement in deferred tax liabilities and assets during the year is as follows:

Group

	Accelerated tax depreciation		Revaluation surplus of investment property		Others		Total	
Deferred tax liabilities	**2008 HK$'M**	2007 HK$'M	**2008 HK$'M**	2007 HK$'M	**2008 HK$'M**	2007 HK$'M	**2008 HK$'M**	2007 HK$'M
At 1st January	**1,173.3**	1,124.6	**40.5**	–	**32.2**	25.2	**1,246.0**	1,149.8
Charged to income statement	**39.8**	41.5	**16.3**	40.5	**2.7**	6.6	**58.8**	88.6
Exchange differences	**6.7**	7.2	**–**	–	**0.2**	0.4	**6.9**	7.6
At 31st December	**1,219.8**	1,173.3	**56.8**	40.5	**35.1**	32.2	**1,311.7**	1,246.0

	Provisions		Tax losses		Total	
Deferred tax assets	**2008 HK$'M**	2007 HK$'M	**2008 HK$'M**	2007 HK$'M	**2008 HK$'M**	2007 HK$'M
At 1st January	**(8.7)**	(9.4)	**(9.1)**	(9.1)	**(17.8)**	(18.5)
(Credited) / charged to income statement	**(1.5)**	0.7	**(19.5)**	–	**(21.0)**	0.7
At 31st December	**(10.2)**	(8.7)	**(28.6)**	(9.1)	**(38.8)**	(17.8)
Net deferred tax liabilities at 31st December					**1,272.9**	1,228.2

34 Deferred taxation (Continued)

Company

Deferred tax liabilities	Accelerated tax depreciation 2008 HK$'M	2007 HK$'M
At 1st January	**1,040.8**	1,031.2
(Credited) / charged to income statement	**(2.4)**	9.6
At 31st December	**1,038.4**	1,040.8

Deferred tax assets	Provisions 2008 HK$'M	2007 HK$'M
At 1st January	**(8.6)**	(9.3)
Charged to income statement	**0.4**	0.7
At 31st December	**(8.2)**	(8.6)
Net deferred tax liabilities at 31st December	**1,030.2**	1,032.2

Deferred tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group did not recognise deferred tax assets of HK$67.4 million (2007: HK$63.0 million) in respect of losses amounting to HK$311.8 million (2007: HK$281.7 million) that can be carried forward against future taxable income. These tax losses have no expiry dates except for the tax losses of HK$187.8 million (2007: HK$182.7 million) which will expire at various date up to and including 2013 (2007: 2012).

Deferred tax liabilities of HK$43.0 million (2007: nil) have not been recognised for the withholding tax that would be payable on the unappropriated earnings of certain subsidiaries. Such amounts are expected to be reinvested.

35 Derivative financial instruments

Liabilities	2008 HK$'M
Cross currency swaps contracts – cash flow hedges	**312.1**

The full fair value of a hedging derivative is classified as a non-current liability as the remaining maturity of the hedged items is more than 12 months.

The ineffective portion recognised in the consolidated income statement that arises from cash flow hedges amounts to a loss of HK$2.1 million (Note 7).

The notional principal amounts of the outstanding interest rate swap contracts at 31st December 2008 amounting to US$1 billion has been exchanged at inception and will be re-exchanged on expiry date at an exchange rate of US$1 to HK$7.8. Under these contracts, the fixed interest rates ranging from 5.20 per cent to 5.65 per cent per annum on the exchanged HKD principal amounts would be paid quarterly or semi-annually and the fixed interest rate at 6.25 per cent per annum on the original USD principal amounts would be received semi-annually.

Gains and losses recognised in the hedging reserve in equity (Note 38) on interest rate swap contracts as of 31st December 2008 will be continuously released to the consolidated income statement until the repayment of the guaranteed notes (Note 32).

36 Share capital

	Ordinary shares of HK$0.25 each			
	Number of shares		Nominal Value	
	2008	2007	**2008** **HK$'M**	2007 HK$'M
Authorised:				
At 1st January and at 31st December	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
Issued and fully paid:				
At 1st January	**6,059,635,986**	5,508,759,988	**1,514.9**	1,377.2
Bonus Issue	**605,963,598**	550,875,998	**151.5**	137.7
At 31st December	**6,665,599,584**	6,059,635,986	**1,666.4**	1,514.9

By an ordinary resolution passed on 19th May 2008, the issued share capital was increased by way of a bonus issue by applying HK$151.5 million charging to the share premium account in payment in full at par of 605,963,598 shares of HK$0.25 each on the basis of one new share for every ten shares held on 9th May 2008. These shares rank pari passu with the existing shares.

37 Share premium

	Group and Company	
	2008 **HK$'M**	2007 HK$'M
At 1st January	**3,770.1**	3,907.8
Less: Bonus issue	**(151.5)**	(137.7)
At 31st December	**3,618.6**	3,770.1

Notes to the Accounts

38 Reserves

	Investment revaluation reserve HK$'M	General reserve HK$'M	Capital redemption reserve HK$'M	Hedging reserve HK$'M	Capital reserve HK$'M	Exchange reserve HK$'M	Unappropriated profits HK$'M	Total HK$'M
Group								
At 1st January 2008	249.3	3,320.0	189.7	–	141.9	888.8	17,308.8	22,098.5
Profit attributable to shareholders	–	–	–	–	–	–	4,302.5	4,302.5
Change in fair value	(565.9)	–	–	–	–	–	–	(565.9)
Cash flow hedges:								
– Fair values charges	–	–	–	(286.9)	–	–	–	(286.9)
– Transfer to consolidated income statement	–	–	–	(0.3)	–	–	–	(0.3)
Capital reserve from jointly controlled entities	–	–	–	–	13.6	–	–	13.6
Exchange differences	–	–	–	–	–	605.0	–	605.0
2007 final dividend proposed	–	–	–	–	–	–	1,393.7	1,393.7
2007 final dividend paid	–	–	–	–	–	–	(1,393.7)	(1,393.7)
2008 interim dividend paid	–	–	–	–	–	–	(799.9)	(799.9)
At 31st December 2008	(316.6)	3,320.0	189.7	(287.2)	155.5	1,493.8	20,811.4	25,366.6
Company and subsidiaries	(316.6)	3,320.0	189.7	(287.2)	13.7	491.4	12,228.7	15,639.7
Associated companies	–	–	–	–	–	295.9	4,814.3	5,110.2
Jointly controlled entities	–	–	–	–	141.8	706.5	3,768.4	4,616.7
	(316.6)	3,320.0	189.7	(287.2)	155.5	1,493.8	20,811.4	25,366.6
Balance after 2008 final dividend proposed	(316.6)	3,320.0	189.7	(287.2)	155.5	1,493.8	19,278.3	23,833.5
2008 final dividend proposed	–	–	–	–	–	–	1,533.1	1,533.1
	(316.6)	3,320.0	189.7	(287.2)	155.5	1,493.8	20,811.4	25,366.6
Company								
At 1st January 2008	13.1	3,320.0	189.7	–	–	–	1,003.0	4,525.8
Profit attributable to shareholders	–	–	–	–	–	–	2,816.9	2,816.9
Change in fair value	(75.3)	–	–	–	–	–	–	(75.3)
2007 final dividend proposed	–	–	–	–	–	–	1,393.7	1,393.7
2007 final dividend paid	–	–	–	–	–	–	(1,393.7)	(1,393.7)
2008 interim dividend paid	–	–	–	–	–	–	(799.9)	(799.9)
At 31st December 2008	(62.2)	3,320.0	189.7	–	–	–	3,020.0	6,467.5
Balance after 2008 final dividend proposed	(62.2)	3,320.0	189.7	–	–	–	1,486.9	4,934.4
2008 final dividend proposed	–	–	–	–	–	–	1,533.1	1,533.1
	(62.2)	3,320.0	189.7	–	–	–	3,020.0	6,467.5

38 Reserves (Continued)

	Investment revaluation reserve HK$'M	General reserve HK$'M	Capital redemption reserve HK$'M	Capital reserve HK$'M	Exchange reserve HK$'M	Unappropriated profits HK$'M	Total HK$'M
Group							
At 1st January 2007	64.2	3,320.0	189.7	137.4	270.6	10,159.8	14,141.7
Profit attributable to shareholders	–	–	–	–	–	9,269.6	9,269.6
Change in fair value	185.1	–	–	–	–	–	185.1
Capital reserve from subsidiaries	–	–	–	4.8	–	–	4.8
Exchange differences	–	–	–	–	639.5	–	639.5
Disposals of subsidiaries	–	–	–	(0.3)	(21.3)	0.3	(21.3)
2006 final dividend proposed	–	–	–	–	–	1,267.0	1,267.0
2006 final dividend paid	–	–	–	–	–	(1,267.0)	(1,267.0)
2007 interim dividend paid	–	–	–	–	–	(727.2)	(727.2)
At 31st December 2007	249.3	3,320.0	189.7	141.9	888.8	18,702.5	23,492.2
Company and subsidiaries	249.3	3,320.0	189.7	13.7	305.0	12,464.6	16,542.3
Associated companies	–	–	–	–	149.3	2,994.0	3,143.3
Jointly controlled entities	–	–	–	128.2	434.5	3,243.9	3,806.6
	249.3	3,320.0	189.7	141.9	888.8	18,702.5	23,492.2
Balance after 2007 final dividend proposed	249.3	3,320.0	189.7	141.9	888.8	17,308.8	22,098.5
2007 final dividend proposed	–	–	–	–	–	1,393.7	1,393.7
	249.3	3,320.0	189.7	141.9	888.8	18,702.5	23,492.2
Company							
At 1st January 2007	2.2	3,320.0	189.7	–	–	856.6	4,368.5
Profit attributable to shareholders	–	–	–	–	–	2,267.3	2,267.3
Change in fair value	10.9	–	–	–	–	–	10.9
2006 final dividend proposed	–	–	–	–	–	1,267.0	1,267.0
2006 final dividend paid	–	–	–	–	–	(1,267.0)	(1,267.0)
2007 interim dividend paid	–	–	–	–	–	(727.2)	(727.2)
At 31st December 2007	13.1	3,320.0	189.7	–	–	2,396.7	5,919.5
Balance after 2007 final dividend proposed	13.1	3,320.0	189.7	–	–	1,003.0	4,525.8
2007 final dividend proposed	–	–	–	–	–	1,393.7	1,393.7
	13.1	3,320.0	189.7	–	–	2,396.7	5,919.5

The general reserve represents unappropriated profits set aside by and at the discretion of the Board of Directors. It is applicable for any purpose to which the profits of the Company may properly be applied, for employment in the business of the Company or for investments as the Board of Directors from time to time thinks fit.

The distributable reserves of the Company at 31st December 2008, comprising general reserve and unappropriated profits, amounted to HK$6,340.0 million (2007: HK$5,716.7 million) before the proposed final dividend for the year ended 31st December 2008.

39 Contingent liabilities

The Company and the Group did not have any material contingent liabilities as at 31st December 2008.

40 Commitments

(a) Capital expenditures for property, plant and equipment

	Group		Company	
	2008	2007	**2008**	2007
	HK$'M	HK$'M	**HK$'M**	HK$'M
Authorised but not brought into the accounts at 31st December	**1,883.2**	2,091.3	**758.8**	764.1
Of which, contracts had been entered into at 31st December	**1,647.2**	1,786.6	**758.8**	764.1

(b) Share of capital expenditures for property, plant and equipment of jointly controlled entities

	2008	2007
	HK$'M	HK$'M
Authorised but not brought into the accounts at 31st December	**2,246.9**	1,206.0
Of which, contracts had been entered into at 31st December	**1,182.1**	726.9

(c) The Group has committed to provide sufficient funds in the forms of capital and loan contributions to certain joint ventures under various joint venture contracts to finance relevant gas and new energy projects in mainland China. The directors estimate that as at 31st December 2008, the Group's commitments to these projects were approximately HK$585.1 million (2007: HK$62.0 million).

40 Commitments (Continued)

(d) Lease commitments

Lessee

At 31st December 2008, future aggregate minimum lease payments of land, buildings, plant and equipment under non-cancellable operating leases are as follows:

	Group		Company	
	2008	2007	**2008**	2007
	HK$'M	HK$'M	**HK$'M**	HK$'M
Not later than 1 year	**43.1**	35.8	**18.0**	13.9
Later than 1 year and not later than 5 years	**80.7**	73.9	**44.4**	38.9
Later than 5 years	**239.2**	250.9	**170.5**	179.8
	363.0	360.6	**232.9**	232.6

Lessor

The Group leases out the building facilities of the commercial complex and car parks of Grand Waterfront under operating leases. Except for certain car parks are rented out on an hourly or a monthly basis, these leases typically run for an initial period of 2 to 3 years. Further details of the carrying value of the property are contained in Note 18. At 31st December 2008, future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	Group		Company	
	2008	2007	**2008**	2007
	HK$'M	HK$'M	**HK$'M**	HK$'M
Not later than 1 year	**11.8**	12.3	**–**	–
Later than 1 year and not later than 5 years	**18.1**	25.7	**–**	–
Later than 5 years	**–**	1.6	**–**	–
	29.9	39.6	**–**	–

41 Related party transactions

Henderson Land Development Company Limited ("Henderson") is a related party of the Group by virtue of its significant interest in and influence over the Group. Other related parties include subsidiaries of Henderson and two banks with common directors with the Company. During the year, the transactions carried out and year end balances with the associated companies, jointly controlled entities and other related parties are shown as follows:

(a) Interest income and sales of goods and services

	Group **2008** **HK$'M**	 2007 HK$'M
Associated companies		
Sale of goods and services (Note (ii))	**0.3**	–
Loan interest income (Note (i))	**19.6**	10.4
Jointly controlled entities		
Sale of goods and services (Note (ii))	**7.3**	21.5
Loan interest income (Note (i))	**9.1**	34.4
Other related parties		
Sale of goods and services (Note (ii))	**8.8**	7.8
Interest income from bank deposits (Note (ii))	**53.2**	46.4

(b) Interest expense and purchase of goods and services

	Group **2008** **HK$'M**	 2007 HK$'M
Associated companies		
Purchase of goods and services (Note (ii))	**10.5**	6.4
Jointly controlled entities		
Purchase of goods and services (Note (ii))	**20.6**	77.6
Other related parties		
Purchase of goods and services (Note (ii))	**15.9**	14.4
Interest expense on bank loans (Note (ii))	**51.4**	27.2

Notes

(i) For the terms of loans, please refer to Notes 22 and 23.

(ii) These related party transactions were conducted at prices and terms as agreed by parties involved.

41 Related party transactions (Continued)

(c) Year end balances arising from interest income, interest expense and sale or purchase of goods and services

	Group 2008 HK$'M	2007 HK$'M
Loans and interest receivables from:		
Associated companies	**485.6**	370.0
Jointly controlled entities	**797.0**	753.4
Time deposits and interest receivable from:		
Other related parties	**4,381.1**	1,093.5
Bank loans and interest payable to:		
Other related parties	**1,246.6**	582.9
Trade receivables from:		
Jointly controlled entities	**10.4**	10.1
Other related parties	**1.7**	4.8
Trade payables to:		
Associated companies	**0.4**	0.7
Jointly controlled entities	**–**	5.8
Other related parties	**0.8**	0.3

(d) Other related party transactions are also disclosed in Notes 12, 22, 23 and 31.

42 Notes to consolidated cash flow statement

Reconciliation of profit before taxation to net cash from operating activities

	Group 2008 HK$'M	2007 HK$'M
Profit before taxation	**4,957.4**	10,308.0
Share of profits less losses of associated companies	**(1,820.3)**	(1,616.3)
Share of profits less losses of jointly controlled entities	**(524.5)**	(1,130.0)
Gain on disposal of interests in subsidiaries	**–**	(2,235.7)
Fair value gains on investment property	**(113.0)**	(231.5)
Provision for investment in a jointly controlled entity	**–**	208.8
Gain on repurchasing of guaranteed notes	**(4.1)**	–
Ineffective portion on cash flow hedges	**2.1**	–
Interest income	**(286.8)**	(518.7)
Interest expense	**416.8**	364.0
Dividend income from investments in securities	**(59.9)**	(35.8)
Depreciation and amortisation	**708.4**	687.6
Loss on disposal / write off of property, plant and equipment	**26.2**	223.7
Net realised and unrealised losses on investments in financial assets at fair value through profit or loss	**1,092.1**	195.6
Profits tax paid	**(639.2)**	(1,220.6)
Exchange differences	**(22.5)**	(5.4)
Changes in working capital		
Increase in customers' deposits	**28.0**	33.1
(Increase) / decrease in completed property for sale	**(10.7)**	1,048.3
Increase in inventories	**(422.7)**	(56.9)
Decrease / (increase) in trade and other receivables	**2,343.5**	(563.7)
Decrease in housing loans to staff	**15.7**	18.0
Decrease in trade and other payables	**(699.1)**	(645.3)
Increase in retirement benefit assets	**(22.5)**	(6.1)
Net cash from operating activities	**4,964.9**	4,821.1

Subsidiaries

The following is a list of the principal subsidiaries as at 31st December 2008:

Name	Issued share capital / registered capital	Percentage of issued / registered capital held	Place of incorporation / operation	Principal activity
Barnaby Assets Limited	1 ordinary share of US$1	100	British Virgin Islands / Hong Kong	Securities investment
Danetop Services Limited	1 ordinary share of US$1	100	British Virgin Islands / Hong Kong	Securities investment
# Eagle Legend International Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Financing
ECO Environmental Investments Limited	2 ordinary shares of HK$1 each	100	Hong Kong	LPG filling stations
ECO Landfill Gas (NENT) Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Landfill gas project
HKCG (Finance) Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Financing
HDC Data Centre Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Data centre operation
Hong Kong & China Gas (China) Limited	10,000 ordinary shares of HK$1 each	100	British Virgin Islands	Investment holding
† Hong Kong & China Gas Investment Limited	US$ 30.0 million	100	PRC	Investment holding
Hong Kong & China Water Limited	1 ordinary share of US$1	100	British Virgin Islands	Investment holding
Investstar Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Securities investment
Monarch Properties Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands / Hong Kong	Investment holding
Pathview Properties Limited	1 ordinary share of US$1	100	British Virgin Islands / Hong Kong	Investment holding
Planwise Properties Limited	2,000 ordinary shares of HK$1 each	100	British Virgin Islands / Hong Kong	Property holding
Prominence Properties Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands / Hong Kong	Investment holding

† Wholly foreign-owned enterprises
# Direct subsidiaries of the Company

Notes to the Accounts

Subsidiaries (Continued)

The following is a list of the principal subsidiaries as at 31st December 2008:

Name	Issued share capital / registered capital	Percentage of issued / registered capital held	Place of incorporation / operation	Principal activity
# P-Tech Engineering Company Limited	2 ordinary shares of HK$1 each	100	Hong Kong	Engineering, and production of industrial gas
# Quality Testing Services Limited	10,000 ordinary shares of HK$1 each	100	Hong Kong	Appliance testing
Starmax Assets Limited	90 million ordinary shares of HK$1 each	100	British Virgin Islands / Hong Kong	Property development
Summit Result Developments Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Investment holding
Superfun Enterprises Limited	1 ordinary share of US$1	100	British Virgin Islands / Hong Kong	Securities investment
Towngas Enterprise Limited	2 ordinary shares of HK$1 each	100	Hong Kong	Café, restaurant and retail sales
# Towngas International Company Limited	1 ordinary share of US$1	100	British Virgin Islands / Hong Kong	Investment holding
# Towngas Investment Company Limited	2 ordinary shares of HK$1 each	100	Hong Kong	Investment holding
Towngas Telecommunications Fixed Network Limited	35,000,000 ordinary shares of HK$1 each	100	Hong Kong	Telecommunications business
Upwind International Limited	1 ordinary share of US$1	100	British Virgin Islands / Hong Kong	Securities investment
U-Tech Engineering Company Limited	7,600,000 ordinary shares of HK$1 each	100	Hong Kong	Engineering and related businesses
Uticom Limited	100 ordinary shares of HK$1 each	60	Hong Kong	Development of automatic meter reading system

Direct subsidiaries of the Company

Subsidiaries (Continued)

The following is a list of project companies in mainland China which are sino-foreign equity joint ventures or wholly foreign-owned enterprises and are accounted for as subsidiaries as at 31st December 2008:

Name	Registered capital	Percentage of registered capital held	Place of incorporation / operation	Principal activity
Chaozhou Hong Kong and China Limited	RMB 100.0 million	60	PRC	Gas sales and related businesses
Danyang Hong Kong and China Gas Company Limited	RMB 60.0 million	80	PRC	Gas sales and related businesses
†1 Dalian Changxing Hong Kong and China Gas Company Limited	USD 14.0 million	100	PRC	Gas sales and related businesses
†1 ECO Services Management Company Limited	RMB 50.0 million	100	PRC	Project management
Fengcheng Hong Kong and China Gas Company Limited	RMB 88.0 million	55	PRC	Gas sales and related businesses
Guangzhou Dongyong Hong Kong & China Gas Limited	RMB 53.3 million	80	PRC	Gas sales and related businesses
Guangzhou Hong Kong and China Gas Company Limited	RMB 105.0 million	80	PRC	Gas sales and related businesses
† Guangzhou Jianke Hong Kong and China Gas Company Limited	RMB 22.5 million	100	PRC	Gas sales and related businesses
Huzhou Hong Kong and China Gas Company Limited	RMB 86.9 million	95	PRC	Gas sales and related businesses
Jilin Hong Kong and China Gas Company Limited	RMB 100.0 million	63	PRC	Gas sales and related businesses
Jintan Hong Kong and China Gas Company Limited	RMB 60.0 million	60	PRC	Gas sales and related businesses
Shanxi Hong Kong & China Coalbed Gas Company Limited	RMB 200.0 million	70	PRC	Gas sales and related businesses
# Shunde Hong Kong and China Gas Company Limited	RMB 100.0 million	60	PRC	Gas sales and related businesses

† Wholly foreign-owned enterprises
# Direct subsidiaries of the Company
1 Newly formed during the year

Subsidiaries (Continued)

The following is a list of project companies in mainland China which are sino-foreign equity joint ventures or wholly foreign-owned enterprises and are accounted for as subsidiaries as at 31st December 2008:

Name	Issued share capital / registered capital	Percentage of registered capital held	Place of incorporation / operation	Principal activity
Taizhou Hong Kong and China Gas Company Limited	RMB 83.0 million	65	PRC	Gas sales and related businesses
Tongxiang Hong Kong and China Gas Company Limited	RMB 58.1 million	76	PRC	Gas sales and related businesses
† Towngas Telecommunications (Shenzhen) Limited	RMB 1.0 million	100	PRC	Telecom businesses
Wujiang Hong Kong and China Gas Company Limited	RMB 60.0 million	80	PRC	Gas sales and related businesses
Wujiang Hong Kong and China Water Company Limited	RMB 500.0 million	80	PRC	Water supply and related businesses
# Wuhu Hong Kong and China Water Company Limited	RMB 300.0 million	75	PRC	Water supply and related businesses
Xuzhou Hong Kong and China Gas Company Limited	RMB 125.0 million	80	PRC	Gas sales and related businesses
Yixing Hong Kong and China Gas Company Limited	RMB 124.0 million	80	PRC	Gas sales and related businesses
† Yingkou Hong Kong and China Gas Company Limited	US$ 5.0 million	100	PRC	Gas sales and related businesses
Zhongshan Hong Kong and China Gas Limited	RMB 96.0 million	70	PRC	Gas sales and related businesses
Zhangjiagang Hong Kong and China Gas Company Limited	RMB 60.0 million	51	PRC	Gas sales and related businesses

† Wholly foreign-owned enterprises
# Direct subsidiaries of the Company

Corporate Information

Chairman
LEE Shau Kee

Directors
LIU Lit Man*
LEUNG Hay Man*
Colin LAM Ko Yin
David LI Kwok Po*
LEE Ka Kit
Alfred CHAN Wing Kin
James KWAN Yuk Choi
LEE Ka Shing

* Independent Non-executive Director

Managing Director
Alfred CHAN Wing Kin

Executive Director and Chief Operating Officer
James KWAN Yuk Choi

Chief Financial Officer and Company Secretary
John HO Hon Ming

Registered Office
23rd Floor, 363 Java Road,
North Point, Hong Kong

Company's Website
www.towngas.com

Share Registrar
Computershare Hong Kong
Investor Services Limited
46th Floor,
Hopewell Centre,
183 Queen's Road East,
Hong Kong

Auditor
PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building,
Central,
Hong Kong

Principal Bankers
The Hongkong and Shanghai
Banking Corporation Limited
1 Queen's Road Central,
Hong Kong

The Bank of East Asia, Limited
10 Des Voeux Road Central,
Hong Kong

Investor Relations
Corporate Investment and Investor
Relations Department
Tel: 2963 3988
Fax: 2911 9005
e-mail: invrelation@towngas.com

Corporate Communications
Department
Tel: 2963 3493
Fax: 2516 7368
e-mail: ccd@towngas.com

Company Secretarial Department
Tel: 2963 3292
Fax: 2562 6682
e-mail: compsec@towngas.com

Financial Calendar

Half-Year Results	Announced on Friday, 12th September 2008
Full-Year Results	Announced on Tuesday, 17th March 2009
Annual Report	Posted to Shareholders on Tuesday, 21st April 2009
Register of Shareholders	To be closed on Wednesday, 6th May 2009 to Friday, 8th May 2009
Annual General Meeting	To be held on Thursday, 14th May 2009
Dividends – Interim	12 cents – Paid on Monday, 20th October 2008
– Final (Proposed)	23 cents – Payable on Friday, 15th May 2009

Both printed English and Chinese versions of this Annual Report are available upon request from the Company and the Company's share registrar free of charge. The website version of this Annual Report is also available on the Company's website.

The Hong Kong and China Gas Company Limited
23rd Floor, 363 Java Road, North Point, Hong Kong
www.towngas.com

DESIGN: FORMAT LIMITED www.format.com.hk THIS REPORT IS PRINTED ON

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action to be taken you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in The Hong Kong and China Gas Company Limited, you should at once hand this document and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 3)

NOTICE OF ANNUAL GENERAL MEETING
PROPOSALS FOR
RE-ELECTION OF RETIRING DIRECTORS
AND
RENEWAL OF THE GENERAL MANDATES
TO ISSUE SHARES AND REPURCHASE SHARES

The notice convening the Annual General Meeting of The Hong Kong and China Gas Company Limited to be held at the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Thursday, 14th May 2009 at noon at which the above proposals will be considered is set out on pages 12 to 14. Whether or not you are able to attend the meeting, please complete and return the accompanying form of proxy as instructed as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting (or any adjournment thereof).

21st April 2009

CONTENTS

In this document and the appendices the following expressions have the following meanings unless the context otherwise requires:-

"Annual General Meeting"	the annual general meeting of the Company to be held on Thursday, 14th May 2009 at noon, notice of which is set out on pages 12 to 14 of this document
"Articles of Association"	the articles of association of the Company as altered from time to time
"Board"	the board of Directors
"Company"	The Hong Kong and China Gas Company Limited
"Directors"	the directors of the Company
"Latest Practicable Date"	16th April 2009, being the latest practicable date prior to the printing of this document for ascertaining certain information contained herein
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Ordinance"	Companies Ordinance (Cap. 32 of the Laws of Hong Kong)
"Record Date"	Friday, 8th May 2009, being the date for determination of entitlement to the final dividend, and right to attend and vote at the Annual General Meeting
"Register"	the register of members of the Company
"Shareholders"	holders of Shares
"Shares"	shares of HK$0.25 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region, The People's Republic of China
"US$"	United States dollars, the lawful currency of the United States of America

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

Directors:
Dr. The Hon. Lee Shau Kee, Chairman *
Mr. Liu Lit Man **
Mr. Leung Hay Man **
Mr. Colin Lam Ko Yin *
Dr. The Hon. David Li Kwok Po **
Mr. Lee Ka Kit *
Mr. Alfred Chan Wing Kin
Mr. James Kwan Yuk Choi
Mr. Lee Ka Shing *

Registered Office:
23rd Floor
363 Java Road
North Point
Hong Kong

* *non-executive director*
** *independent non-executive director*

21st April 2009

To the Shareholders

Dear Sir or Madam,

PROPOSALS FOR RE-ELECTION OF RETIRING DIRECTORS AND RENEWAL OF THE GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

1. INTRODUCTION

The purpose of this document is to give you notice of the Annual General Meeting to be convened for the purpose of considering and, if thought fit, passing resolutions to approve, *inter alia*, the re-election of retiring Directors and the renewal of the general mandates to issue Shares and repurchase Shares.

2. CLOSURE OF REGISTER OF MEMBERS

The Register will be closed from Wednesday, 6th May 2009 to Friday, 8th May 2009 (both days inclusive) in order to determine entitlements of Shareholders to the proposed final dividend for the financial year ended 31st December 2008, and the right to attend and vote at the Annual General Meeting (or any adjournment thereof). In order to be entitled to attend and vote at the Annual General Meeting (or any adjournment thereof), and to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Tuesday, 5th May 2009.

3. RE-ELECTION OF RETIRING DIRECTORS

According to the Articles of Association, one-third of the non-executive Directors and one-third of the executive Directors are subject to retirement by rotation at every annual general meeting. Pursuant to Article 97 of the Articles of Association, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po and Mr. Lee Ka Shing, non-executive Directors, and Mr. Alfred Chan Wing Kin, an executive Director, are due to retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for reappointment. Details and brief biography of each of Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po, Mr. Lee Ka Shing and Mr. Alfred Chan Wing Kin are set out in Appendix I to this document.

4. RENEWAL OF THE GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

At the annual general meeting of the Company held on 19th May 2008, ordinary resolutions were passed to renew the general mandates to the Board (i) to repurchase Shares, the aggregate nominal amount of which does not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company as at 19th May 2008; and (ii) to allot, issue and otherwise deal with Shares not exceeding, where the Shares are to be allotted wholly for cash, 10 per cent and in any event 20 per cent of the aggregate nominal amount of the share capital of the Company in issue on 19th May 2008, together with the nominal amount (up to a maximum of 10 per cent of the aggregate nominal amount of the Company's issued share capital as at 19th May 2008) of any Shares repurchased by the Company in accordance with (i) above, if any.

Pursuant to the Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the Annual General Meeting, unless renewed then. Resolutions set out as Resolutions 5(I), 5(II) and 5(III) in the notice of Annual General Meeting will be proposed to renew these mandates. With reference to these resolutions, the Board wishes to state that they have no immediate plans to issue any new Shares or warrants pursuant to the relevant mandate.

As at the Latest Practicable Date, the number of Shares in issue (assuming that 46,935,000 Shares repurchased between 20th March 2009 and the Latest Practicable Date (both days inclusive) were cancelled) was 6,618,664,584 Shares. On the basis of such figure and assuming there is no issue or repurchase of Shares prior to the date of the Annual General Meeting, the Company would be allowed under the general mandate to issue Shares to allot and issue up to 1,323,732,916 Shares representing 20 per cent of the issued share capital of the Company.

The explanatory statement required by the Listing Rules to be sent to Shareholders in connection with the resolution pertaining to the proposed renewal of the share repurchase mandate is set out in Appendix II to this document. This contains all the information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution.

5. ANNUAL GENERAL MEETING

The notice convening the Annual General Meeting to be held at the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Thursday, 14th May 2009 at noon is set out on pages 12 to 14. At the Annual General Meeting, ordinary resolutions numbered 3, 5(I), 5(II) and 5(III) will be proposed to re-elect the retiring Directors, to approve the renewal of the general mandate for the repurchase of Shares and the renewal of the general mandate to allot, issue and otherwise deal with additional Shares.

A form of proxy for the Annual General Meeting is enclosed. Whether or not you are attending the meeting, please complete the form of proxy as instructed and return the same to the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible and in any event no later than 48 hours before the time appointed for holding the meeting. You can still attend and vote at the Annual General Meeting (or any adjournment thereof) even if you have completed and sent in a proxy form.

At the Annual General Meeting, the Chairman of the meeting will exercise his power under Article 70 of the Articles of Association to put each of the resolutions set out in the Notice of Annual General Meeting to the vote by way of poll.

6. RECOMMENDATIONS

The Board believes that the re-election of the retiring Directors and the renewal of the general mandates to repurchase Shares and to issue new Shares are in the interests of the Company and the Shareholders and accordingly recommend you to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
Lee Shau Kee
Chairman

Mr. Colin LAM Ko Yin F.C.I.L.T., F.H.K.I.o.D., *Non-executive Director*

Aged 57. Mr. Lam was appointed to the Board in 1983. He has more than 35 years' experience in banking and property development. He is a member of the Court of The University of Hong Kong, a Director of The University of Hong Kong Foundation for Educational Development and Research Limited and a Director of Fudan University Education Development Foundation. Mr. Lam is a Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development") and Henderson Investment Limited, Chairman of Hong Kong Ferry (Holdings) Company Limited, and a Director of Miramar Hotel and Investment Company, Limited, all of which are listed public companies. Save as disclosed above, Mr. Lam has not held any directorship in other listed public companies during the last three years. Mr. Lam was awarded an Honorary University Fellowship by The University of Hong Kong in 2008. He is a Fellow of The Chartered Institute of Logistics and Transport in Hong Kong and a Fellow of The Hong Kong Institute of Directors.

Mr. Lam is a Director of Henderson Development Limited ("Henderson Development"), Hopkins (Cayman) Limited ("Hopkins"), Rimmer (Cayman) Limited ("Rimmer"), Riddick (Cayman) Limited ("Riddick"), Disralei Investment Limited ("Disralei Investment"), Medley Investment Limited ("Medley Investment") and Macrostar Investment Limited ("Macrostar Investment"). Henderson Land Development, Henderson Development, Hopkins, Rimmer, Riddick, Disralei Investment, Medley Investment and Macrostar Investment have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

Mr. Lam was a non-executive director of Smartie Food Services Company Limited ("Smartie Food") from June 1989 to April 1994. Smartie Food was a company incorporated in Hong Kong and engaged in the business of roasted meat. By a court order of 18th May 1994, Smartie Food was put into winding up by the court. Mr. Lam had resigned as a director of Smartie Food before the winding up and did not take part in any matters giving rise to the winding up of Smartie Food. The affairs of Smartie Food had been completely wound up in December 1995.

As at the Latest Practicable Date, Mr. Lam has no relationship with any directors, senior management or substantial or controlling shareholders of the Company and does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The term of office for Mr. Lam will expire on 31st December 2011 and he is subject to retirement by rotation and reappointment in accordance with the Articles of Association. The director's fee payable to him was and shall be reviewed by the remuneration committee of the Company on an annual basis. His director's fee and other emoluments are determined with reference to his duties and responsibilities. For the financial year ended 31st December 2008, Mr. Lam received a fixed remuneration of HK$130,000 as director's fee and other emoluments of approximately HK$30,000 from the Company.

Save as disclosed above, there is no information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules nor are there other matters in relation to Mr. Lam's re-election that need to be brought to the attention of the Shareholders.

Dr. The Hon. David LI Kwok Po G.B.M., G.B.S., O.B.E., J.P., M.A. Cantab. (Economics & Law), Hon. D.Sc. (Imperial), Hon. D.B.A. (Napier), Hon. D. Hum. Litt. (Trinity, USA), Hon. D.Soc.Sc. (Lingnan), Hon. LL.D. (Hong Kong), Hon. LL.D. (Warwick), Hon. LL.D. (Cantab), F.C.A., F.C.P.A., F.C.P.A. (Aust.), F.C.I.B., F.H.K.I.B., F.B.C.S., C.I.T.P., F.C.I.Arb., Officier de L'Ordre de la Couronne, Grand Officer of the Order of the Star of Italian Solidarity, The Order of the Rising Sun, Gold Rays with Neck Ribbon, Officier de la Légion d'Honneur, *Independent Non-executive Director*

Aged 70. Dr. Li was appointed to the Board in 1984. He is the Chairman and Chief Executive of The Bank of East Asia, Limited. Dr. Li is also a director of various listed public companies, including AFFIN Holdings Berhad, China Overseas Land & Investment Limited, COSCO Pacific Limited, Criteria CaixaCorp, S.A., Guangdong Investment Limited, The Hongkong and Shanghai Hotels, Limited, PCCW Limited, San Miguel Brewery Hong Kong Limited, SCMP Group Limited and Vitasoy International Holdings Limited. He was a Director of AviChina Industry & Technology Company Limited, China Merchants China Direct Investments Limited and Dow Jones & Company, Inc. Save as disclosed above, Dr. Li has not held any directorships in other listed public companies during the last three years. Dr. Li was awarded the Grand Bauhinia Medal by the Government of the Hong Kong Special Administrative Region in 2007 and he also received the Business Person of the Year Award under the Hong Kong Business Awards 2006.

Dr. Li is the Chairman of The Chinese Banks' Association, Limited and the Chairman of the Hong Kong Management Association. Dr. Li is currently a Member of the Banking Advisory Committee, Member of the Council of the Treasury Markets Association and a Member of the Legislative Council of the Hong Kong Special Administrative Region. Dr. Li is a Fellow of Hong Kong Institute of Certified Public Accountants, Fellow of Institute of Chartered Accountants in England and Wales, Fellow of The Australian Society of Certified Practising Accountants, Fellow of Chartered Institute of Bankers, Fellow of The Hong Kong Institute of Bankers, Chartered Fellow of British Computer Society, Chartered IT Professional and Fellow of Chartered Institute of Arbitrators in England.

As at the Latest Practicable Date, Dr. Li has personal interest of 18,200,000 Shares (representing 0.27 per cent of the issued share capital (assuming that 46,935,000 Shares repurchased between 20th March 2009 and the Latest Practicable Date (both days inclusive) were cancelled) of the Company) within the meaning of Part XV of the Securities and Futures Ordinance.

The term of office for Dr. Li will expire on 31st December 2011 and he is subject to retirement by rotation and reappointment in accordance with the Articles of Association. The director's fee payable to him was and shall be reviewed by the remuneration committee of the Company on an annual basis. His director's fee and other emoluments are determined with reference to his duties and responsibilities. For the financial year ended 31st December 2008, Dr. Li received a fixed remuneration of HK$230,000 as director's fee and other emoluments of approximately HK$60,000 from the Company.

Save as disclosed above, there is no information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules nor are there other matters in relation to Dr. Li's re-election that need to be brought to the attention of the Shareholders.

Mr. LEE Ka Shing *Non-executive Director*

Aged 37. Mr. Lee was appointed to the Board in 1999. He was educated in Canada. He is a Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development") and Henderson Investment Limited and Managing Director of Miramar Hotel and Investment Company, Limited, all of which are listed public companies. Save as disclosed above, Mr. Lee has not held any directorship in other listed public companies during the last three years. Mr. Lee is a Member of the Tenth Guangxi Zhuangzu Zizhiqu Committee of the Chinese People's Political Consultative Conference and a Member of the Tenth Foshan Committee of the Chinese People's Political Consultative Conference. Mr. Lee is the son of Dr. Lee Shau Kee, the Chairman of the Company and the brother of Mr. Lee Ka Kit, a Non-executive Director of the Company.

Mr. Lee is also a Vice Chairman of Henderson Development Limited ("Henderson Development") and a Director of Disralei Investment Limited ("Disralei Investment"), Medley Investment Limited ("Medley Investment"), Faxson Investment Limited ("Faxson Investment"), Chelco Investment Limited ("Chelco Investment") and Macrostar Investment Limited ("Macrostar Investment"). Henderson Land Development, Henderson Development, Disralei Investment, Medley Investment, Faxson Investment, Chelco Investment and Macrostar Investment have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

As at the Latest Practicable Date, Mr. Lee as a discretionary beneficiary of discretionary trusts, is deemed to have an interest in 2,705,807,442 Shares (representing 40.88 per cent of the issued share capital (assuming that 46,935,000 Shares repurchased between 20th March 2009 and the Latest Practicable Date (both days inclusive) were cancelled) of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. He is also taken to be interested in 893,172,901 shares (45.63 per cent) of Towngas China Company Limited, 9,500 shares (95 per cent) of Lane Success Development Limited and 2 shares (100 per cent) of Yieldway International Limited, all of which are associated corporations of the Company.

The term of office for Mr. Lee will expire on 31st December 2011 and he is subject to retirement by rotation and reappointment in accordance with the Articles of Association. The director's fee payable to him was and shall be reviewed by the remuneration committee of the Company on an annual basis. His director's fee is determined with reference to his duties and responsibilities. For the financial year ended 31st December 2008, Mr. Lee received a fixed remuneration of HK$130,000 as director's fee from the Company.

Save as disclosed above, there is no information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules nor are there other matters in relation to Mr. Lee's re-election that need to be brought to the attention of the Shareholders.

Mr. Alfred CHAN Wing Kin B.B.S., B.Sc. (Eng), M.Sc. (Eng), C.Eng., F.H.K.I.E., F.I.Mech.E., F.I.G.E.M., F.E.I., *Managing Director*

Aged 58. Mr. Chan joined the Company as the General Manager – Marketing in 1992 and was appointed as the General Manager – Marketing & Customer Service in 1995. He was appointed to the Board in January 1997 and as the Managing Director (executive director) in May 1997. Mr. Chan is the Chairman of Towngas China Company Limited ("Towngas China"), a listed public company. Save as disclosed above, Mr. Chan has not held any directorship in other listed public companies during the last three years. He is also an Independent Non-executive Director of Standard Chartered Bank (Hong Kong) Limited.

Mr. Chan is a director of major local and overseas subsidiary companies of the Group. He is also the Chairman and President of Hong Kong & China Gas Investment Limited, the Group's investment holding company in mainland China and chairman, vice chairman or a director of most of the Group's joint venture companies in mainland China. He is a Member of the Eleventh Wuhan Committee of the Chinese People's Political Consultative Conference and a Standing Director of China Gas Association. Mr. Chan is also a General Committee Member of The Chamber of Hong Kong Listed Companies for the year 2008-2009. Mr. Chan received the Executive Award under the DHL/SCMP Hong Kong Business Awards 2005 and the Director of the Year Awards – Listed Companies (SEHK – Hang Seng Index Constituents) Executive Directors from The Hong Kong Institute of Directors in 2006. Mr. Chan is a Chartered Engineer and Fellow of The Institution of Mechanical Engineers, Fellow of The Hong Kong Institution of Engineers, Fellow of The Institution of Gas Engineers & Managers and Fellow of The Energy Institute.

As at the Latest Practicable Date, Mr. Chan has personal interest of 124,417 Shares (representing less than 0.01 per cent of the issued share capital (assuming that 46,935,000 Shares repurchased between 20th March 2009 and the Latest Practicable Date (both days inclusive) were cancelled) of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. He also has interest in the share options granted by Towngas China, an associated corporation of the Company, with a right to subscribe for 3,618,000 shares (0.18 per cent) of Towngas China, and debentures of Towngas China in the sum of US$1,000,000.

As at the Latest Practicable Date, Mr. Chan has no fixed nor proposed term of director's service but is subject to retirement by rotation and reappointment in accordance with the Articles of Association. The director's fee payable to him was and shall be reviewed by the remuneration committee of the Company on an annual basis. His director's fee and other emoluments are determined with reference to his duties and responsibilities and the Company's performance and profitability. For the financial year ended 31st December 2008, Mr. Chan received a fixed remuneration of HK$130,000 as director's fee and other emoluments of approximately HK$24,170,000 from the Company.

Save as disclosed above, there is no information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules nor are there other matters in relation to Mr. Chan's re-election that need to be brought to the attention of the Shareholders.

The following is the explanatory statement required to be sent to Shareholders under the Listing Rules in connection with the proposed renewal of the general mandate for the repurchase of Shares and also constitutes the memorandum required under section 49BA of the Ordinance. References in this statement to "Shares" means share(s) of all classes in the capital of the Company and includes shares of HK$0.25 each and securities issued by the Company which carry a right to subscribe or purchase shares in the capital of the Company.

(i) The resolution set out as Resolution 5(I) in the notice convening the Annual General Meeting which will be proposed as an ordinary resolution at that meeting, relates to the renewal of a general mandate to Directors to repurchase on the Stock Exchange fully-paid up Shares representing up to 10 per cent of the Shares in issue as at the date of such resolution. As at the Latest Practicable Date, the number of Shares in issue, (assuming that 46,935,000 Shares repurchased between 20th March 2009 and the Latest Practicable Date (both days inclusive) were cancelled), was 6,618,664,584 Shares. On the basis of such figure and assuming there is no issue or repurchase of Shares prior to the date of the Annual General Meeting, the Directors would be authorised to repurchase up to 661,866,458 Shares.

(ii) The Directors believe that the ability to repurchase Shares is in the best interests of the Company and its Shareholders.

Repurchases may, depending on the circumstances, result in an increase in net assets per Share and/or earnings per Share. The Directors are seeking the renewal of a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The Directors will decide the number(s) and class(es) of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased at the relevant time having regard to the circumstances then pertaining.

(iii) It is envisaged that any repurchase would be funded from the distributable profits of the Company in accordance with the Articles of Association and the laws of Hong Kong.

(iv) The working capital or gearing position of the Company could be adversely affected (as compared with the position disclosed in the Company's most recently published audited accounts contained in the annual report for the financial year ended 31st December 2008) in the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital or gearing position of the Company as is from time to time appropriate.

(v) None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) presently intend to sell Shares to the Company in the event that the general mandate is renewed.

(vi) The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the proposed general mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) As at the Latest Practicable Date, Dr. Lee Shau Kee, the Chairman, beneficially owned 3,903,670 Shares personally (0.06 per cent of the total issued Shares (assuming that 46,935,000 Shares repurchased between 20th March 2009 and the Latest Practicable Date (both days inclusive) were cancelled)). In addition, 2,705,807,442 Shares (40.88 per cent of the total issued Shares (assuming that 46,935,000 Shares repurchased between 20th March 2009 and the Latest Practicable Date (both days inclusive) were cancelled)) were beneficially owned by a subsidiary of Henderson Development Limited ("Henderson Development"), Fu Sang Company Limited ("Fu Sang") and some of the subsidiaries of Faxson Investment Limited ("Faxson Investment"). Faxson Investment was a wholly-owned subsidiary of Henderson Land Development Company Limited, a subsidiary of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") as trustee of a discretionary trust held a majority of units in a unit trust ("Unit Trust"). Hopkins (Cayman) Limited ("Hopkins") as trustee of the Unit Trust beneficially owned all the issued ordinary shares which carry the voting rights in the share capitals of Henderson Development and Fu Sang. Dr. Lee Shau Kee beneficially owned all the issued shares of Rimmer and Hopkins.

(viii) Together with his personal shareholding in the Company, Dr. Lee Shau Kee was interested in 2,709,711,112 Shares (40.94 per cent of the total issued Shares (assuming that 46,935,000 Shares repurchased between 20th March 2009 and the Latest Practicable Date (both days inclusive) were cancelled)) as at the Latest Practicable Date. If the repurchase mandate is exercised in full by the Company and assuming that Dr. Lee Shau Kee does not dispose of any of his Shares, his percentage shareholding in the Company will amount to 45.49 per cent of the total issued Shares (assuming that 46,935,000 Shares repurchased between 20th March 2009 and the Latest Practicable Date (both days inclusive) were cancelled). Accordingly, under Rule 26 of the Hong Kong Code on Takeovers and Mergers, an obligation to make a general offer to Shareholders may arise as a result of an exercise of the mandate.

(ix) In the six months immediately prior to the Latest Practicable Date, the Company repurchased Shares on the Stock Exchange as follows:

Date of Repurchase	Number of Shares Repurchased	Price per Share Highest (HK$)	Price per Share Lowest (HK$)
20th March 2009	6,626,000	11.36	10.94
23rd March 2009	1,885,000	11.70	11.52
24th March 2009	2,456,000	11.88	11.56
25th March 2009	1,046,000	11.98	11.80
26th March 2009	2,977,000	12.06	11.80
27th March 2009	1,607,000	11.92	11.56
30th March 2009	1,657,000	12.02	11.90
31st March 2009	2,130,000	12.22	12.14
1st April 2009	2,449,000	12.10	11.92
2nd April 2009	2,016,000	12.30	11.88
3rd April 2009	4,401,000	12.34	12.04
6th April 2009	1,295,000	12.50	12.46
7th April 2009	1,913,000	12.90	12.58
8th April 2009	1,481,000	13.06	12.76
9th April 2009	988,000	13.32	13.00
14th April 2009	2,361,000	13.58	13.20
15th April 2009	4,823,000	13.90	13.48
16th April 2009	4,824,000	13.70	12.96

Save as disclosed above, the Company had not purchased any Shares in the six months immediately prior to the Latest Practicable Date.

(x) No "connected person" (as defined in the Listing Rules) has notified the Company that it has a present intention to sell Shares to the Company and no such persons have undertaken not to sell any Shares held by them to the Company in the event that the general mandate is renewed by the Shareholders.

(xi) The highest and lowest prices at which the Shares traded on the Stock Exchange in the previous twelve months are as follows:

	Highest *(HK$)*	**Lowest** *(HK$)*
April 2008	21.773 *A*	19.091 *A*
May 2008	21.400	18.980
June 2008	19.780	18.480
July 2008	18.600	17.140
August 2008	18.160	16.960
September 2008	18.620	16.980
October 2008	17.900	9.350
November 2008	15.000	11.940
December 2008	13.980	11.460
January 2009	12.800	11.600
February 2009	12.720	11.520
March 2009	12.380	10.700

A – Adjusted for the bonus issue 1 for 10 with ex-date 5th May 2008

(In case of discrepancy between the original English version and the Chinese translation of this document, the English version shall prevail.)

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of The Hong Kong and China Gas Company Limited (the "Company") will be held in the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Thursday, 14th May 2009 at noon for the following purposes:

1. To receive and consider the statement of accounts for the financial year ended 31st December 2008 and the reports of the Directors and Auditors thereon.

2. To declare a final dividend.

3. To re-elect Directors.

4. To re-appoint PricewaterhouseCoopers as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to authorise the Directors of the Company to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

(I) "**THAT**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase Shares be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

"Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares of the Company."

(II) "**THAT**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options and warrants which will or might require Shares to be allotted, issued or disposed of during or after the end of the Relevant Period be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into Shares, shall not exceed, where the Shares are to be allotted wholly for cash, 10 per cent and in any event 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

the expressions "Relevant Period" and "Shares" shall have the same meaning as assigned to them under Resolution 5(I) set out in the Notice of Annual General Meeting of which this Resolution forms part, with references to "this Resolution" in the definition of "Relevant Period" being construed as references to this Resolution 5(II); and

"Rights Issue" means the allotment, issue or grant of shares in the Company open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register of members on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(III) "**THAT** conditional upon the passing of Resolutions 5(I) and 5(II) set out in the Notice of Annual General Meeting of which this Resolution forms part, the general mandate granted to the Directors of the Company pursuant to the said Resolution 5(II) for the time being in force to exercise the powers of the Company to allot, issue and otherwise deal with shares in the capital of the Company and to make, issue or grant offers, agreements, options and warrants which will or might require the exercise of such powers be and is hereby extended by the addition to the total nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate an amount representing the total nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company in accordance with the said Resolution 5(I) of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

By Order of the Board
JOHN H.M. HO
Chief Financial Officer and Company Secretary

Hong Kong, 21st April 2009

Notes:

1. The Directors of the Company wish to state that they have no immediate plans to issue any new shares or warrants in the Company.

2. Any member entitled to attend and vote at the meeting may appoint one or more than one proxy to attend, and on a poll, to vote on his behalf. A proxy need not be a member of the Company. The proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at least 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. At the Annual General Meeting, the Chairman of the meeting will exercise his power under Article 70 of the Articles of Association of the Company to put each of the resolutions set out in the Notice of Annual General Meeting to the vote by way of poll.

4. The register of members will be closed from Wednesday, 6th May 2009 to Friday, 8th May 2009, both days inclusive, during which period no share transfer will be effected. In order to be entitled to attend and vote at the Annual General Meeting (or any adjournment thereof), and to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712 – 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Tuesday, 5th May 2009.

5. If approved, the dividend will be payable on Friday, 15th May 2009.

此乃要件　請即處理

閣下對本文件各方面內容或應辦之手續如有任何疑問，應諮詢股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有香港中華煤氣有限公司股份，應立即將本文件連同隨附之代表委任表格送交買主，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港交易及結算所有限公司及香港聯合交易所有限公司對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不對因本文件全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

香港中華煤氣有限公司

(根據公司條例在香港註冊成立)

(股份代號:3)

股東週年大會通告
建議
重選退任董事
及
一般性授權
發行股份及購回股份的更新

香港中華煤氣有限公司訂於2009年5月14日星期四中午12時正舉行股東週年大會，假座香港中環金融街八號四季酒店四季大禮堂舉行股東週年大會，在該大會上將會考慮上述建議，該大會之通告載於第12頁至第14頁。無論　閣下能否出席大會，均請按照隨附之代表委任表格上印列之指示將有關表格填妥及儘快交回，最遲須於大會指定舉行時間48小時前交回(包括其續會)。

2009年4月21日

目　錄

在本文件及其附錄中，除文義另有所指外，下列詞語涵義如下：

「股東週年大會」	指	訂於2009年5月14日星期四中午12時正舉行之本公司股東週年大會，大會通告載於本文件第12頁至第14頁
「組織章程細則」	指	不時修訂之本公司組織章程細則
「董事會」	指	董事會
「本公司」	指	香港中華煤氣有限公司
「董事」	指	本公司之董事
「最後實際可行日期」	指	2009年4月16日，即本文件付印前確定本文件所載之若干資料之最後實際可行日期
「《上市規則》」	指	《聯交所證券上市規則》
「《條例》」	指	《公司條例》(香港法例第32章)
「記錄日期」	指	2009年5月8日星期五，即確定可獲發末期股息之日期，以及有權出席股東週年大會及於會上投票之日期
「股東名冊」	指	本公司之股東名冊
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值0.25港元之股份
「聯交所」	指	香港聯合交易所有限公司
「港元」	指	中華人民共和國香港特別行政區法定貨幣港元
「美元」	指	美利堅合眾國法定貨幣美元

香港中華煤氣有限公司

(根據公司條例在香港註冊成立)

董事：
李兆基博士(主席)*
廖烈文先生**
梁希文先生**
林高演先生*
李國寶博士**
李家傑先生*
陳永堅先生
關育材先生
李家誠先生*

註冊辦事處：
香港
北角渣華道363號
23樓

* 非執行董事
** 獨立非執行董事

敬啟者：

建議重選退任董事及
一般性授權發行股份及
購回股份的更新

1. 緒言

本文件旨在向各股東發出股東週年大會通告。本屆股東週年大會之目的，是考慮並在各股東認為適當之情況下通過決議案，當中包括重選退任董事及批准更新發行股份及購回股份之一般性授權。

2. 暫停辦理股份過戶登記

本公司將由2009年5月6日星期三至2009年5月8日星期五(包括首尾兩天)暫停辦理股份過戶登記，以確定股東對擬派截至2008年12月31日止財政年度之末期股息所應享有之權利，以及有權出席股東週年大會(包括其續會)及於會上投票。為確保有資格收取建議之末期股息，以及有權出席股東週年大會(包括其續會)及於會上投票，所有股份過戶文件連同有關股票，必須於2009年5月5日星期二下午4時30分前交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712–1716舖。

3. 重選退任董事

根據組織章程細則，在每一屆之股東週年大會上，三分之一之非執行董事及三分之一之執行董事須輪值告退。根據組織章程細則第97條，於本屆股東週年大會舉行時，林高演先生、李國寶博士及李家誠先生(本公司之非執行董事)及陳永堅先生(本公司之執行董事)輪值告退，但仍可再選連任，並已願意再獲提名重選連任。有關林高演先生、李國寶博士、李家誠先生及陳永堅先生之個人資料載於本文件之附錄一。

4. 一般性授權發行股份及購回股份的更新

本公司在2008年5月19日舉行之上屆之股東週年大會上，通過普通決議更新給予董事會(i)購回面值總額不超過本公司於決議當日已發行股本面值總額10%之股份；及(ii)配發、發行及以其他方式處置不超過本公司於2008年5月19日之已發行股本面值總額之20%，當配發之股份全為籌集資金者，則不超過本公司於當日之已發行股本面值總額之10%，以及本公司購回之任何股份之面值(最多達本公司於2008年5月19日之已發行股本面值總額10%)總額之股份之一般性授權。

根據《條例》及《上市規則》之條款，除非在本屆之股東週年大會上重新作出上述一般性授權，否則此等授權將在本屆之股東週年大會完結時失效。載於股東週年大會通告第5(I)、5(II)及5(III)項決議案將於本屆之股東週年大會上提呈，以重新作出該等授權。有關此等決議案，董事會欲說明目前並無計劃根據有關授權發行任何新股份或認股權證。

於最後實際可行日期，已發行之股份數目為6,618,664,584股股份(假設於2009年3月20日起至最後實際可行日期(包括首尾兩天)期間購回之46,935,000股股份已被取消)。以該數字為基準及假設在股東週年大會舉行前本公司並無發行及購回股份，根據一般性授權，本公司將獲授權配發及發行最多1,323,732,916股股份，即已發行股本之20%。

遵照《上市規則》之規定寄予股東之有關回購決議案之說明書載於本文件之附錄二，其中盡可能載有所有所需的資料，以供股東就贊成或反對該等決議案時，能作出明智的決定。

5. 股東週年大會

建議於2009年5月14日星期四中午12時正在香港中環金融街八號四季酒店四季大禮堂舉行本公司股東週年大會之通告載於第12頁至第14頁。在股東週年大會上，第3、5(I)、5(II)及5(III)項普通決議案將被提出，以重選退任董事、批准更新購回股份之一般性授權以及更新配發、發行及以其他方式處置新增股份之一般性授權。

隨本文件附奉股東週年大會之代表委任表格。無論 閣下能否出席該大會，務請將該代表委任表格按其上印列之指示填妥，並盡快交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心18樓1806–1807室，而無論如何最遲須於大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，閣下仍可出席股東週年大會(包括其續會)及投票。

股東週年大會主席將於大會上根據本公司組織章程細則第70條，要求以投票方式表決所有於本會議通告中列明之每項決議案。

6. 推薦意見

董事會相信重選退任董事、更新一般性授權購回股份及發行新股份符合本公司及其股東之利益，因此建議 閣下在股東週年大會上投票贊成將予提呈之所有有關決議案。

此致

列位股東

主席
李兆基
謹啟

2009年4月21日

林高演先生 F.C.I.L.T., F.H.K.I.o.D.,非執行董事

57歲，於1983年獲委任為本公司董事。林先生具有逾35年之銀行及地產發展經驗。他是香港大學校董會成員、香港大學教研發展基金董事及復旦大學教育發展基金會董事。林先生是恒基兆業地產有限公司(「恒基地產」)及恒基兆業發展有限公司之副主席、香港小輪(集團)有限公司主席、美麗華酒店企業有限公司之董事，該等公司均為上市公眾公司。除上述外，林先生於過去三年並無出任其他上市公眾公司之董事。林先生於2008年獲香港大學頒授名譽大學院士銜，現為香港運輸物流學會資深會員及香港董事學會資深會員。

林先生亦為恒基兆業有限公司(「恒基兆業」)、Hopkins (Cayman) Limited (「Hopkins」)、Rimmer (Cayman) Limited (「Rimmer」)、Riddick (Cayman) Limited (「Riddick」)、迪斯利置業有限公司(「迪斯利置業」)、Medley Investment Limited (「Medley Investment」)及Macrostar Investment Limited (「Macrostar Investment」)之董事。恒基地產、恒基兆業、Hopkins、Rimmer、Riddick、迪斯利置業、Medley Investment及Macrostar Investment持有根據《證券及期貨條例》須予披露之本公司股份權益。

於1989年6月至1994年4月期間，林先生為威威食品有限公司(「威威食品」)之非執行董事。威威食品為一間香港註冊成立之公司，並從事燒味食品業務。根據1994年5月18日法庭之頒令，威威食品由法庭執行清盤。林先生於威威食品清盤前已辭任董事一職，並無參與任何事件致使威威食品清盤。有關威威食品清盤之事宜已於1995年12月完結。

於最後實際可行日期，林先生並無與本公司任何董事、高層管理人員、主要股東或控股股東有任何關係。此外，林先生並無持有根據《證券及期貨條例》第XV部所指之本公司股份權益。

林先生之任期將於2011年12月31日屆滿，而且他須根據組織章程細則之規定輪值告退及再選連任。林先生過去及未來所收取之董事袍金皆由本公司之薪酬委員會於每年作出檢討。林先生之董事袍金及其他薪酬是根據其職責建議考慮。截至2008年12月31日止財政年度，林先生收取本公司定額酬金130,000港元作為董事袍金及其他薪酬約30,000港元。

除上文所披露者外，並無根據《上市規則》第13.51(2)條之規定而須予披露之資料，及概無其他關於林先生的重選而需要股東知悉之事項。

李國寶博士 G.B.M., G.B.S., O.B.E., J.P., M.A. Cantab. (Economics & Law), Hon. D.Sc. (Imperial), Hon. D.B.A. (Napier), Hon. D. Hum. Litt. (Trinity, USA), Hon. D.Soc.Sc. (Lingnan), Hon. LL.D. (Hong Kong), Hon. LL.D. (Warwick), Hon. LL.D. (Cantab), F.C.A., F.C.P.A., F.C.P.A. (Aust.), F.C.I.B., F.H.K.I.B., F.B.C.S., C.I.T.P., F.C.I.Arb., Officier de L'Ordre de la Couronne, Grand Officer of the Order of the Star of Italian Solidarity, The Order of the Rising Sun, Gold Rays with Neck Ribbon, Officier de la Légion d'Honneur,獨立非執行董事

70歲，於1984年獲委任為本公司董事。李博士現為東亞銀行有限公司之主席兼行政總裁。李博士亦出任多家上市公眾公司之董事，包括AFFIN Holdings Berhad、中國海外發展有限公司、中遠太平洋有限公司、Criteria CaixaCorp, S.A.、粵海投資有限公司、香港上海大酒店有限公司、電訊盈科有限公司、香港生力啤酒廠有限公司、SCMP集團有限公司及維他奶國際集團有限公司。他曾為中國航空科技工業股份有限公司、招商局中國基金有限公司及道瓊斯公司之董事。除上述外，李博士於過去三年並無出任其他上市公眾公司之董事。李博士於2007年獲香港特別行政區政府頒授大紫荊勳章，並於2006年獲頒發香港商業獎之商業成就獎。

李博士現為香港華商銀行公會有限公司及香港管理專業協會之主席、銀行業務諮詢委員會委員及財資市場公會之議會成員，以及香港特別行政區立法會議員。李博士現為香港會計師公會資深會員、英國及威爾斯特許會計師學會資深會員、澳州會計師公會資深會員、英國銀行學會資深會士、香港銀行學會資深會員、英國電腦學會特許資深會員、Chartered IT Professional及英國仲裁人學會資深會員。

於最後實際可行日期，李博士持有根據《證券及期貨條例》第XV部所指之個人權益18,200,000股股份，佔本公司已發行股本(假設於2009年3月20日起至最後實際可行日期(包括首尾兩天)期間購回之46,935,000股股份已被取消)之0.27%。

李博士之任期將於2011年12月31日屆滿，而且他須根據組織章程細則之規定輪值告退及再選連任。李博士過去及未來所收取之董事袍金皆由本公司之薪酬委員會於每年作出檢討。李博士之董事袍金及其他薪酬是根據其職責建議考慮。截至2008年12月31日止財政年度，李博士收取本公司定額酬金230,000港元作為董事袍金及其他薪酬約60,000港元。

除上文所披露者外，並無根據《上市規則》第13.51(2)條之規定而須予披露之資料，及概無其他關於李博士的重選而需要股東知悉之事項。

李家誠先生　非執行董事

37歲，於1999年獲委任為本公司董事。李先生曾在加拿大接受教育，現為恒基兆業地產有限公司(「恒基地產」)及恒基兆業發展有限公司副主席，以及美麗華酒店企業有限公司之董事總經理，該等公司均為上市公眾公司。除上述外，李先生於過去三年並無出任其他上市公眾公司之董事。李先生現為中國人民政治協商會議廣西壯族自治區第十屆委員會委員及中國人民政治協商會議佛山市第十屆委員會委員。李先生是本公司主席李兆基博士之兒子及非執行董事李家傑先生之胞弟。

李先生亦為恒基兆業有限公司(「恒基兆業」)之副主席、迪斯利置業有限公司(「迪斯利置業」)、Medley Investment Limited(「Medley Investment」)、Faxson Investment Limited(「Faxson Investment」)、Chelco Investment Limited(「Chelco Investment」)及Macrostar Investment Limited(「Macrostar Investment」)之董事。恒基地產、恒基兆業、迪斯利置業、Medley Investment、Faxson Investment、Chelco Investment及Macrostar Investment持有根據《證券及期貨條例》須予披露之本公司股份權益。

於最後實際可行日期，根據《證券及期貨條例》第XV部，李先生作為全權信託之可能受益人，被視為擁有2,705,807,442股股份之權益，佔本公司已發行股本(假設於2009年3月20日起至最後實際可行日期(包括首尾兩天)期間購回之46,935,000股股份已被取消)之40.88%。他亦被視為持有本公司相聯法團之權益，包括港華燃氣有限公司893,172,901股(45.63%)，隆業發展有限公司9,500股(95%)及溢匯國際有限公司2股(100%)。

李先生之任期將於2011年12月31日屆滿，而且他須根據組織章程細則之規定輪值告退及再選連任。李先生過去及未來所收取之董事袍金皆由本公司之薪酬委員會於每年作出檢討。李先生之董事袍金是根據其職責建議考慮。截至2008年12月31日止財政年度，李先生收取本公司定額酬金130,000港元作為董事袍金。

除上文所披露者外，並無根據《上市規則》第13.51(2)條之規定而須予披露之資料，及概無其他關於李先生的重選而需要股東知悉之事項。

陳永堅先生 B.B.S., B.Sc. (Eng), M.Sc. (Eng), C.Eng., F.H.K.I.E., F.I.Mech.E., F.I.G.E.M., F.E.I.,
常務董事

58歲，陳先生於1992年加入本公司為市務科總經理，並於1995年出任市務及客戶服務科總經理，其後於1997年1月獲委任為本公司董事，並於同年5月出任常務董事(執行董事)一職。陳先生為上市公眾公司港華燃氣有限公司(「港華燃氣」)之主席。除上述外，陳先生於過去三年並無出任其他上市公眾公司之董事。他亦為渣打銀行(香港)有限公司之獨立非執行董事。

陳先生是本集團本港及海外主要附屬公司之董事，他亦為本集團內地投資控股公司港華投資有限公司之董事長兼總裁，以及本集團內地多家合資企業之董事長、副董事長或董事。他現為中國人民政治協商會議武漢市第十一屆委員會委員及中國城市燃氣協會常務理事。此外，陳先生亦為香港上市公司商會2008年至2009年度常務委員會委員。他於2005年獲頒發DHL／南華早報香港商業獎之傑出管理獎，並於2006年榮獲香港董事學會頒發傑出董事獎－上市公司(香港交易所－恒生指數成份股)執行董事。陳先生現為英國機械工程師學會之認許工程師及資深會員，香港工程師學會、英國燃氣專業學會及英國能源學會之資深會員。

於最後實際可行日期，陳先生持有根據《證券及期貨條例》第XV部所指之個人權益124,417股股份，佔本公司已發行股本(假設於2009年3月20日起至最後實際可行日期(包括首尾兩天)期間購回之46,935,000股股份已被取消)少於0.01%。他亦擁有本公司相聯法團港華燃氣授出可認購3,618,000股港華燃氣之購股權(0.18%)及港華燃氣之債券共1,000,000美元。

於最後實際可行日期，陳先生並無固定或建議任期，惟他須根據組織章程細則之規定輪值告退及再選連任。他過去及未來所收取之董事袍金皆由本公司之薪酬委員會於每年作出檢討。陳先生之董事袍金及其他薪酬是根據其職責建議及本公司盈利及表現考慮。截至2008年12月31日止財政年度，陳先生收取本公司定額酬金130,000港元作為董事袍金及其他薪酬約24,170,000港元。

除上文所披露者外，並無根據《上市規則》第13.51(2)條之規定而須予披露之資料，及概無其他關於陳先生的重選而需要股東知悉之事項。

以下為《上市規則》規定就更新一般性授權購回股份之建議須寄予股東之說明書。說明書並構成該《條例》第49BA條規定之摘要。說明書中「股份」乃指本公司股本中所有類別股份，包括每股面值0.25港元之股份及本公司發行附有權利可認購或購買本公司股本中之股份之證券。

(i) 將在股東週年大會上以普通決議案形式提呈而載於股東週年大會通告第5(I)項之決議案，乃關於授予董事會一項一般性授權以在聯交所購回數量相等於該項決議案獲通過當日已發行股份最多10%之已繳足股份的更新。於最後實際可行日期，已發行之股份數目(假設於2009年3月20日起至最後實際可行日期(包括首尾兩天)期間購回之46,935,000股股份已被取消)為6,618,664,584股股份。以該數字為基準及假設在股東週年大會舉行前本公司並無發行或購回股份，董事會將獲授權購回最多661,866,458股股份。

(ii) 董事會相信授予購回股份之權力符合本公司及其股東之最佳利益。

視乎情況而定，購回股份可增加每股資產淨值及／或每股盈利。董事會正尋求獲授一項一般性授權以購回股份，使本公司具有可在適當時購回股份之靈活性。在任何情況下將予購回之股份數目與類別及購回股份之價格及其他條款將由董事會考慮當時之情況後決定。

(iii) 預期購回股份所需之資金將根據組織章程細則及香港法律從本公司之可分派溢利中撥出。

(iv) 倘購回股份之建議在建議購回期內任何時間全面實行，對本公司之營運資金或資產負債比率(與截至2008年12月31日止財政年度年報所載本公司最近期公布之經審核賬目中披露之狀況比較)可造成不利影響。然而，董事會不擬在會對其不時認為適合本公司之營運資金水平或資產負債比率造成重大不利影響之情況下行使該項一般性授權。

(v) 各董事或(就各董事作出合理查詢後所知)各董事之任何聯繫人士(定義見《上市規則》)現時不擬在股東授予一般性授權後出售股份予本公司。

(vi) 董事會已向聯交所承諾，將按照《上市規則》及香港法律，根據一般性授權行使本公司購回股份之權力。

(vii) 於最後實際可行日期，主席李兆基博士個人實益擁有3,903,670股股份(佔已發行股份總數(假設於2009年3月20日起至最後實際可行日期(包括首尾兩天)期間購回之46,935,000股股份已被取消)之0.06%)。此外，2,705,807,442股股份(佔已發行股份總數(假設於2009年3月20日起至最後實際可行日期(包括首尾兩天)期間購回之46,935,000股股份已被取消)之40.88%)則由恒基兆業有限公司(「恒基兆業」)一間附屬公司、富生有限公司(「富生」)及Faxson Investment Limited(「Faxson Investments」)若干附屬公司實益擁有。Faxson Investment是恒基兆業地產有限公司(「恒基地產」)之全資附屬公司，而恒基地產則為恒基兆業之附屬公司。Rimmer (Cayman) Limited(「Rimmer」)作為一全權信託之受託人擁有一單位信託(「單位信託」)之大部分單位權益。Hopkins (Cayman) Limited(「Hopkins」)作為上述單位信託之受託人，實益擁有恒基兆業及富生股本中之全部已發行並有表決權之普通股股份。李兆基博士實益擁有Rimmer及Hopkins全部已發行股份。

(viii) 連同其個人股份，李兆基博士於最後實際可行日期擁有2,709,711,112股股份(佔已發行股份總數(假設於2009年3月20日起至最後實際可行日期(包括首尾兩天)期間購回之46,935,000股股份已被取消)之40.94%)。假設本公司全面行使一般性購回股份之授權及李兆基博士沒有出售其擁有之任何股份，李兆基博士擁有之股份佔已發行股份總數(假設於2009年3月20日起至最後實際可行日期(包括首尾兩天)期間購回之46,935,000股股份已被取消)之45.49%。因此，根據《香港公司收購及合併守則》第26條，行使該項授權可能導致須向股東作出全面收購建議。

(ix) 在最後實際可行日期前6個月內，本公司在聯交所購回之股份詳情如下：

購回日期	購回股份數目	每股價格 最高 (港元)	最低 (港元)
2009年3月20日	6,626,000	11.36	10.94
2009年3月23日	1,885,000	11.70	11.52
2009年3月24日	2,456,000	11.88	11.56
2009年3月25日	1,046,000	11.98	11.80
2009年3月26日	2,977,000	12.06	11.80
2009年3月27日	1,607,000	11.92	11.56
2009年3月30日	1,657,000	12.02	11.90
2009年3月31日	2,130,000	12.22	12.14
2009年4月1日	2,449,000	12.10	11.92
2009年4月2日	2,016,000	12.30	11.88
2009年4月3日	4,401,000	12.34	12.04
2009年4月6日	1,295,000	12.50	12.46
2009年4月7日	1,913,000	12.90	12.58
2009年4月8日	1,481,000	13.06	12.76
2009年4月9日	988,000	13.32	13.00
2009年4月14日	2,361,000	13.58	13.20
2009年4月15日	4,823,000	13.90	13.48
2009年4月16日	4,824,000	13.70	12.96

除上述外，本公司在最後實際可行日期前6個月內並無購回股份。

(x) 本公司之「關連人士」(定義見《上市規則》)概無知會本公司彼等現擬出售股份予本公司，彼等亦無承諾在股東授予一般性授權後不出售任何其持有的股份予本公司。

(xi) 股份於過去12個月在聯交所之最高及最低成交市價如下：

	最高 (港元)	最低 (港元)
2008年4月	21.773 *A*	19.091 *A*
2008年5月	21.400	18.980
2008年6月	19.780	18.480
2008年7月	18.600	17.140
2008年8月	18.160	16.960
2008年9月	18.620	16.980
2008年10月	17.900	9.350
2008年11月	15.000	11.940
2008年12月	13.980	11.460
2009年1月	12.800	11.600
2009年2月	12.720	11.520
2009年3月	12.380	10.700

A – 於2008年5月5日因十送一紅股而除淨作出調整

(如中文譯本之文義與英文原文有歧異時，應以英文原文為準)

香港中華煤氣有限公司

(根據公司條例在香港註冊成立)

敬啟者：本公司訂於2009年5月14日星期四中午12時正假座香港中環金融街八號四季酒店四季大禮堂舉行股東週年大會，議程如下：

1. 省覽截至2008年12月31日止財政年度之年結及董事會及核數師之報告書。

2. 宣布分派末期股息。

3. 重選董事。

4. 重新委聘羅兵咸永道會計師事務所由此次會議結束時起至下次週年大會結束時止為本公司核數師，並授權本公司董事會釐訂其酬金。

5. 視為特別事項處理，考慮採納下列決議案，如認為適當，即為普通決議：

(I) 「**動議**：

(a) 在下文(b)段之限制下，一般性及無條件批准本公司董事會於有關期間內行使本公司購回股份之一切權力；

(b) 根據上文(a)段之批准而可購回之股份面值總額不得超過於通過本決議案日期本公司已發行股本面值總額之10%，而上述之批准應以此為限；

(c) 就本決議案而言：

「有關期間」指由通過本決議案起計直至下列較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 根據法例或本公司章程細則規定本公司須舉行下屆股東週年大會之期限屆滿時；及

(iii) 本公司之股東於股東大會上通過普通決議撤銷或修訂根據本決議案所授予之權力時；

「股份」是指本公司股本中所有類別之股份及附有可認購或購買本公司股份之權利之認股權證及其他證券。」

(II) 「**動議**：

(a) 在下文(b)段之限制下，一般性及無條件批准本公司董事會於有關期間內行使本公司配發、發行及以其他方式處置本公司股本中之額外股份及進行、訂立、發行或授予將會或可能導致須於有關期間內或之後配發、發行或處置股份之招股、協議、認股權及認股權證；

(b) 除了在(i)供股；或(ii)根據本公司發行之任何認股權證或可轉換為股份之證券之條款行使購股權或換股權而發行股份之情況下，本公司董事會根據上文(a)段之批准配發或有條件或無條件同意配發(不論其為依據認股權所配發與否)之股本面值總額不得超過本公司於通過本決議案當日之已發行股本面值總額之20%；倘配發之股份全為籌集資金者，則不得超過本公司於通過本決議案當日之已發行股本面值總額之10%；及

(c) 就本決議案而言：

「有關期間」及「股份」與本股東週年大會通告第5項第(I)段之決議案所賦予之涵義相同，惟「有關期間」之定義中「本決議案」應被理解為本第5項第(II)段之決議案；及

「供股」指本公司董事會於指定期間內向指定記錄日期股東名冊所載之本公司股份或任何類別股份之持有人按其當時於本公司之持股比例配發，發行及授出供股(惟本公司董事會有權就零碎股份或根據任何適用於本公司之相關司法管轄區的法律規定之限制或責任或任何認可監管機構或任何證券交易所之規定而取消若干股東在此方面之權利或作出其他本公司董事會認為必須或適當之安排)。」

(III) 「**動議**：在本股東週年大會通告第5項第(I)段及第(II)段之動議獲得通過之條件下，擴大根據上文第5項第(II)段之決議案授予本公司董事會現已生效由本公司董事會行使本公司權力配發、發行及以其他方式處置本公司股本中之股份及進行、訂立、發行或授予將會或可能導致須行使該等權力之招股、協議、認股權及認股權證之一般授權，即把本公司董事會根據此等一般授權而可配發或有條件或無條件同意配發之股本面值總額增加，增加額相等於本公司董事會根據上文第5項第(I)段之決議案行使本公司購回股份之權力而購回本公司股本中之股份之面值總額，惟此數額不得超過於通過本決議案日期本公司已發行股本面值總額之10%。」

承董事會命
首席財務總監暨公司秘書
何漢明 謹啟

香港，2009年4月21日

附註：

1. 本公司董事會表示目前並無意發行任何本公司之新股或認股權證。

2. 凡有權出席股東大會及投票之股東，均可委派一位或多於一位代表出席會議及如以投票方式表決，代其投票，而該代表毋須為本公司股東。代表委任表格及簽署代表委任表格之授權書或其他授權文件(如有)或經公證人簽署證明之有關授權書或授權文件副本，最遲須於股東大會或其任何續會舉行前48小時送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心18樓1806–1807室，方屬有效。

3. 股東週年大會主席將於大會上根據本公司組織章程細則第70條，要求以投票方式表決所有於本會議通告中列明之每項決議案。

4. 本公司將由2009年5月6日星期三至2009年5月8日星期五(包括首尾兩天)暫停辦理股份過戶登記。為確保有權出席股東週年大會(包括其續會)及於會上投票，以及有資格收取建議之末期股息，所有股份過戶文件連同有關股票，必須於2009年5月5日星期二下午4時30分前交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712–1716舖。

5. 如股東大會通過，股息將於2009年5月15日星期五派發。

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of The Hong Kong and China Gas Company Limited (the "Company") will be held in the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Thursday, 14th May 2009 at noon for the following purposes:

1. To receive and consider the statement of accounts for the financial year ended 31st December 2008 and the reports of the Directors and Auditors thereon.
2. To declare a final dividend.
3. To re-elect Directors.
4. To re-appoint PricewaterhouseCoopers as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to authorise the Directors of the Company to fix their remuneration.
5. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

(I) **"THAT**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase Shares be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

"Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares of the Company."

(II) "**THAT**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options and warrants which will or might require Shares to be allotted, issued or disposed of during or after the end of the Relevant Period be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into Shares, shall not exceed, where the Shares are to be allotted wholly for cash, 10 per cent and in any event 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

the expressions "Relevant Period" and "Shares" shall have the same meaning as assigned to them under Resolution 5(I) set out in the Notice of Annual General Meeting of which this Resolution forms part, with references to "this Resolution" in the definition of "Relevant Period" being construed as references to this Resolution 5(II); and

"Rights Issue" means the allotment, issue or grant of shares in the Company open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register of members on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(III) "**THAT** conditional upon the passing of Resolutions 5(I) and 5(II) set out in the Notice of Annual General Meeting of which this Resolution forms part, the general mandate granted to the Directors of the Company pursuant to the said Resolution 5(II) for the time being in force to exercise the powers of the Company to allot, issue and otherwise deal with shares in the capital of the Company and to make, issue or grant offers, agreements, options and warrants which will or might require the exercise of such powers be and is hereby extended by the addition to the total nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate an amount representing the total nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company in accordance with the said Resolution 5(I) of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

By Order of the Board
JOHN H.M. HO
Chief Financial Officer and Company Secretary

Hong Kong, 21st April 2009

Notes:

1. The Directors of the Company wish to state that they have no immediate plans to issue any new shares or warrants in the Company.

2. Any member entitled to attend and vote at the meeting may appoint one or more than one proxy to attend, and on a poll, to vote on his behalf. A proxy need not be a member of the Company. The proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at least 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. At the Annual General Meeting, the Chairman of the meeting will exercise his power under Article 70 of the Articles of Association of the Company to put each of the resolutions set out in the Notice of Annual General Meeting to the vote by way of poll.

4. The register of members will be closed from Wednesday, 6th May 2009 to Friday, 8th May 2009, both days inclusive, during which period no share transfer will be effected. In order to be entitled to attend and vote at the Annual General Meeting (or any adjournment thereof), and to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712 – 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Tuesday, 5th May 2009.

5. If approved, the dividend will be payable on Friday, 15th May 2009.

As at the date of this notice, the Board of the Company comprises:

Non-executive Directors:	Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

Towngas
The Hong Kong and China Gas Company Limited

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 3)

PROXY FORM (ANNUAL GENERAL MEETING – 14TH MAY 2009)

I/We being a member/members of The Hong Kong and China Gas Company Limited (the "Company") and entitled to vote at the meeting hereafter mentioned, hereby appoint * the Chairman of the Meeting, DR. THE HON. LEE SHAU KEE, or failing him, *MR. COLIN LAM KO YIN, or failing him, *MR. LEE KA KIT, or failing him, *MR. LEE KA SHING (all of whom are Directors of the Company), OR

____

(Please insert full name and address of person or persons whom you wish to appoint)

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 14th May 2009 and at every adjournment thereof in respect of the resolutions set out in the Notice of Annual General Meeting as indicated below, and if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR	AGAINST
1.	To receive and consider the statement of accounts for the financial year ended 31st December 2008 and the reports of the Directors and Auditors thereon		
2.	To declare a final dividend		
3(I).	To re-elect Mr. Colin Lam Ko Yin as Director		
3(II).	To re-elect Dr. The Hon. David Li Kwok Po as Director		
3(III).	To re-elect Mr. Lee Ka Shing as Director		
3(IV).	To re-elect Mr. Alfred Chan Wing Kin as Director		
4.	To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration		
5(I).	To approve the renewal of the general mandate to the Directors for repurchase of Shares		
5(II).	To approve the renewal of the general mandate to the Directors for the issue of additional Shares		
5(III).	To authorise the Board of Directors to allot, issue or otherwise deal with additional Shares equal to the number of Shares repurchased under Resolution 5(I)		

FULL NAME(S) OF SHAREHOLDER(S) ______________________ (ENGLISH) ______________________ (CHINESE)

ADDRESS ____

______________________ CONTACT TEL. NO. ______________________

SIGNATURE(S) ______________________ DATED THIS __________ DAY OF __________ 2009

Notes:

1. Please indicate with a "✔" in the spaces beside each resolution on how you wish the proxy to vote on your behalf. If left blank, the proxy will vote for or against the resolution or abstain at his discretion.
2. If there are joint holders of any Share, only one need to sign. Any one of the joint holders may vote at the meeting, either personally or by proxy as if he were solely entitled thereto. But if more than one joint holder is present, personally or by proxy, only the vote of the senior holder will be counted. For this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.
3. If the member is a corporation, this form must be executed either under its common seal or under the hand of an officer or attorney or other person duly authorised in writing.
4. To be valid, this proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be completed, signed and deposited with the Company's share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting or any adjournment thereof.
5. A proxy need not be a member of the Company.

* *These names should be deleted if person(s) other than the Directors is/are appointed as proxy. Any alteration to this form must be initialled by the person who signs it.*

香港中華煤氣有限公司

(根據公司條例在香港註冊成立)

(股份代號:3)

(2009年5月14日舉行之股東週年大會)
代表委任表格

本人/吾等為香港中華煤氣有限公司(「本公司」)之股東,並有權在下述之會議中投票,茲委任*大會主席李兆基博士,如其未能出任,或*林高演先生,如其未能出任,或*李家傑先生,如其未能出任,或*李家誠先生(彼等皆為本公司之董事),或

____

(請填寫擬委任為代表人士之姓名及地址)

為本人/吾等之代表,代表本人/吾等出席於2009年5月14日舉行之股東週年大會及其任何續會,及就下列載於股東週年大會通告之決議案,按以下指示或倘若未有給予指示,則按本人/吾等之代表認為適當之做法投票表決。

決議案		贊成	反對
1.	省覽截至2008年12月31日止財政年度之年結及董事會及核數師之報告書		
2.	宣布分派末期股息		
3(I).	重新選舉林高演先生為董事		
3(II).	重新選舉李國寶博士為董事		
3(III).	重新選舉李家誠先生為董事		
3(IV).	重新選舉陳永堅先生為董事		
4.	重新委聘羅兵咸永道會計師事務所為本公司之核數師,並授權董事會釐訂其酬金		
5(I).	通過授予董事會一般權力,以購回本公司之股份的更新		
5(II).	通過授予董事會一般權力,以發行本公司之額外股份的更新		
5(III).	授權董事會配發、發行或以其他方式處置相等於根據第5(I)項決議案授權而購回之股份數目之額外股份		

股東姓名 ______________________ (英文) ______________________ (中文)

地址 ____

______________________ 聯絡電話 ______________________

簽名 ______________________ 日期:2009年 ________ 月 ________ 日

附註:

1. 請在上列空格以「✓」表明對每一項決議案於投票表決時 閣下希望代表如何代 閣下投票。倘若 閣下未有表明代表應如何投票時,則代表可自行決定投票贊成或反對或放棄投票。
2. 如屬聯名股東,則只需其中一位聯名股東簽署。任何一位聯名股東可親自或委任代表出席會議進行投票,猶如該位聯名股東獨自持有全部該等聯名股份一般。但假若超過一位該等聯名股東親自出席或委任代表出席會議時,則以享有優先投票權之一位聯名股東所投之票方為有效。就此而言,在股東名冊上就聯名股份排名次序較先之聯名股東享有優先投票權。
3. 若股東為一法團,則此表格須蓋上公司印鑑或由已獲書面正式授權之職員或受託人或其他人士簽署。
4. 此代表委任表格及簽署代表委任表格授權書或其他授權文件(如有)或經公證人簽署證明之有關授權文件之副本,最遲須於會議或任何續會舉行前48小時填寫及簽署妥當並送達本公司之股份過戶登記處香港中央證券登記有限公司,地址為香港皇后大道東183號合和中心18樓1806-1807室,方屬有效。
5. 代表毋須為本公司之股東。

* *若 閣下擬委任董事以外之其他人士為其代表,則請將上述董事姓名刪去。代表委任書之每項更正,均須由簽署人加簽確認。*

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 3)

ANNUAL GENERAL MEETING – 14TH MAY 2009
POLL RESULTS

The Hong Kong and China Gas Company Limited (the "Company") is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting of the Company held on 14th May 2009 (the "AGM") as follows:

ORDINARY RESOLUTIONS		NO. OF VOTES (%) FOR	NO. OF VOTES (%) AGAINST
1.	To receive and consider the statement of accounts for the financial year ended 31st December 2008 and the reports of the Directors and Auditors thereon	3,529,167,922 (99.885562%)	4,043,333 (0.114438%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
2.	To declare a final dividend	3,641,654,619 (99.997081%)	106,319 (0.002919%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3(I).	To re-elect Mr. Colin Lam Ko Yin as Director	3,196,403,243 (87.831783%)	442,829,778 (12.168217%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3(II).	To re-elect Dr. The Hon. David Li Kwok Po as Director	3,144,159,678 (86.397459%)	495,021,051 (13.602541%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3(III).	To re-elect Mr. Lee Ka Shing as Director	3,518,184,633 (96.673199%)	121,070,770 (3.326801%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		

ORDINARY RESOLUTIONS		NO. OF VOTES (%)	
		FOR	AGAINST
3(IV).	To re-elect Mr. Alfred Chan Wing Kin as Director	3,617,409,852 (99.400900%)	21,802,521 (0.599100%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
4.	To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration	3,627,992,819 (99.629953%)	13,475,133 (0.370047%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
5(I).	To approve the renewal of the general mandate to the Directors for repurchase of Shares	3,641,054,564 (99.996782%)	117,164 (0.003218%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
5(II).	To approve the renewal of the general mandate to the Directors for the issue of additional Shares	2,591,617,995 (71.173253%)	1,049,662,815 (28.826747%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
5(III).	To authorise the Board of Directors to allot, issue or otherwise deal with additional Shares equal to the number of Shares repurchased under Resolution 5(I)	2,854,834,963 (78.410239%)	786,060,666 (21.589761%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		

By Order of the Board
JOHN H.M. HO
Chief Financial Officer and Company Secretary

Hong Kong, 14th May 2009

Notes:

1. The total number of shares entitling the holder to attend and vote for or against the resolutions at the AGM was 6,604,981,584 shares. None of these 6,604,981,584 shares were the shares entitling the holder to attend and vote only against the resolutions at the AGM.
2. Computershare Hong Kong Investor Services Limited, the Company's share registrar, was appointed as the scrutineer for the AGM.
3. No party has stated its intention in the shareholders' circular of the Company dated 21st April 2009 that it would vote against any resolution or that it would abstain from voting at the AGM.

As at the date of this announcement, the board of directors of the Company comprises:

Non-executive Directors:	Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

Towngas
The Hong Kong and China Gas Company Limited

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

CLOSURE OF REGISTER OF MEMBERS

Notice is hereby given that in order to determine entitlement of shareholders to the proposed final dividend for the financial year ended 31st December 2008 and the right to attend and vote at the forthcoming annual general meeting (or any adjornment therof), the register of members of The Hong Kong and China Gas Company Limited (the "Company") will be closed from Wednesday, 6th May 2009 to Friday, 8th May 2009, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed final dividend and to be entitled to attend and vote at the forthcoming annual general meeting (or any adjornment therof), all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Tuesday, 5th May 2009.

By Order of the Board
JOHN H.M. HO
Chief Financial Officer and Company Secretary

Hong Kong, 26th March 2009

As at the date of this announcement, the Board of the Company comprises:

Non-executive Directors:	Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

Towngas
The Hong Kong and China Gas Company Limited